As filed with the Securities and Exchange Commission on May 9, 2017.

Registration No. 333-216974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRIME MERIDIAN HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Florida	6022	27-2980805
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

(850) 907-2301

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sammie D. Dixon, Jr.

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

(850) 907-2301

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

A. George Igler, Esq. or Richard Pearlman, Esq. Igler and Pearlman, P.A. 2075 Centre Pointe Boulevard Suite 100 Tallahassee, Florida 32308	Mark C. Kanaly, Esq. or David S. Park, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Suite 4900 Atlanta, Georgia 30309-3424

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer:	☐	Accelerated filer:	☐

Non-accelerated filer:	☐	Smaller reporting company:	☒

		Emerging growth company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Registration Fee
Common Stock	$15,000,000	$1,738.50[1]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

[1]	Previously paid.

The information in this preliminary Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2017

PROSPECTUS

PRIME MERIDIAN HOLDING COMPANY

Up to 909,090 shares of common stock

This is an offering of shares of common stock of Prime Meridian Holding Company. We are a bank holding company headquartered in Tallahassee, Florida. We operate through our wholly-owned subsidiary, Prime Meridian Bank.

We are offering 909,090 shares of our common stock at a price of $16.50 per share, for total gross proceeds of $14,999,985. We are offering the shares on a best efforts basis through our placement agents, and there are no conditions or minimum amount required to close this offering. See “Plan of Distribution and the Offering” beginning on page 66 of this prospectus for additional information regarding the plan of distribution and the placement agent compensation.

Our common stock is listed for trading on the OTCQX under the symbol “PMHG.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as a result, are subject to reduced public company disclosure standards. See “Implications of Being an Emerging Growth Company” on page (iii) of this Prospectus.

Investing in our common stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 12 of this Prospectus.

These securities are not deposits, accounts, or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$16.50	$14,999,985.00
Placement agent fees (1)	$0.825	$749,999.25
Proceeds to us, before expenses	$15.675	$14,249,985.75
(1)	See the “Plan of Distribution and the Offering” for a full description of all items of compensation to be paid to the placement agents.

FIG PARTNERS, LLC                HOVDE GROUP, LLC

The date of this Prospectus is [                            ], 2017.

FORWARD-LOOKING STATEMENTS

This Prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and the operations of our subsidiary, Prime Meridian Bank, include, but are not limited to, changes in:

•	local, regional, and national economic and business conditions;

•	banking laws, compliance, and the regulatory environment;

•	unanticipated changes in securities markets, public debt markets, and other capital markets;

•	monetary and fiscal policies of the U.S. Government;

•	litigation, tax, and other regulatory matters;

•	demand for banking services, both loan and deposit products in our market area;

•	quality and composition of our loan or investment portfolios;

•	risks inherent in making loans such as repayment risk and fluctuating collateral values;

•	competition;

•	attraction and retention of key personnel, including our management team and directors;

•	technology, product delivery channels, and end user demands and acceptance of new products;

•	fraud committed by our clients or persons doing business with our clients;

•	consumer spending, borrowing and savings habits;

•	any failure or breach of our operational systems, information systems or infrastructure, or those of our third-party vendors and other service providers, including cyber-attacks;

•	application and interpretation of accounting principles and guidelines;

•	natural disasters, public unrest, adverse weather, public health and other conditions impacting our or our clients’ operations; and

•	other economic, competitive, governmental, regulatory, or technological factors affecting us.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this Prospectus (and in the documents incorporated by reference herein). We have not authorized any other person to provide you with different information. We are not making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted.

Neither we, nor any of our officers, directors, agents, or representatives makes any representation to you about the legality of an investment in shares of our common stock. You should not interpret the contents of this Prospectus to be legal, business, investment, or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, business, financial, tax, and other issues that you should consider before investing in shares of our common stock.

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No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this Prospectus in those jurisdictions. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this Prospectus.

As used herein, “PMHG” or “Company” refers to Prime Meridian Holding Company on a parent-only basis, “Bank” refers to our wholly-owned subsidiary, Prime Meridian Bank, and “Prime Meridian,” “we,” “us,” and “ours” refer to the Company and the Bank on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, and certain other information prescribed by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”). You may read and copy any of these filed documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public through the SEC’s website at www.sec.gov.

Our internet address is www.primemeridianbank.com and may also be reached at www.TryMyBank.com. We make available through our website, free of charge, our periodic and current reports, and other information we file with the SEC and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the SEC, as applicable. Neither our website, nor the information on our website, is included or incorporated in or is otherwise a part of this Prospectus.

This Prospectus is part of a registration statement and does not contain all of the information included in the related registration statement. Whenever a reference is made in this Prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the referenced contract or document. Statements contained in this Prospectus concerning the provisions of any documents are summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. You should review the information and exhibits included in the registration statement for further information about us and the securities being offered.

DOCUMENT INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this Prospectus. Information contained in this Prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this Prospectus.

We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 22, 2016 (File No. 333-191801), except to the extent that any information contained in such document is deemed “furnished” in accordance with SEC rules.

On the written or oral request for each person to whom a copy of this Prospectus is delivered, we will provide, at no cost, a copy of the document incorporated by reference in this Prospectus, except the exhibits to that document, unless the exhibits are specifically incorporated by reference. Requests for copies in writing or by telephone should be directed to: R. Randy Guemple, Chief Financial Officer, Prime Meridian Holding Company, 1897 Capital Circle NE, Tallahassee, Florida 32308, or (850) 907-2301.

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You may read and copy that document and its exhibits at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information. The SEC maintains an internet site that contains reports, proxy and other information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, as well as on our website at www.primemeridianbank.com, which may also be reached at www.TryMyBank.com. Information on our website is not incorporated by reference herein, and our web addresses are included as an inactive textual reference only.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). An EGC may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an EGC: (i) we are permitted to provide only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations; (ii) we are permitted to provide less than five years of selected financial data; (iii) we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (iv) we are permitted to provide less extensive disclosure about our executive compensation arrangements; and (v) we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us to utilize an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this Prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

We may take advantage of these provisions until December 31, 2018, unless we earlier cease to be an EGC. We will cease to be an EGC if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by nonaffiliates as of any June 30, or issue more than $1.0 billion of nonconvertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

iii

PROSPECTUS SUMMARY

The following Summary highlights selected information that is contained elsewhere in this Prospectus. This Summary may not contain all the information you should consider before investing in our common stock. You should read this entire Prospectus carefully, including “Risks Factors” and the financial statements, before making an investment decision.

General

Prime Meridian Holding Company is headquartered in Tallahassee, Florida and offers a broad range of banking services to the Tallahassee Metropolitan Statistical Area (“MSA”) through our wholly-owned banking subsidiary, Prime Meridian Bank. Currently, we have three offices, two of which are located in Tallahassee, Florida, and the other is located in Crawfordville, Florida. In addition to serving these markets, we also serve the surrounding North Florida, South Georgia, and South Alabama areas. We believe that our market area exhibits attractive demographic attributes associated with its proximity to the state capital and major universities.

The Company is located at 1897 Capital Circle NE, Tallahassee, Florida 32308, which is also the Bank’s main office. The Bank opened for business on February 4, 2008. The Company was incorporated on May 25, 2010, and became the parent bank holding company of the Bank on September 16, 2010. Since opening in 2008, the Bank has conducted a general banking business and has grown to sixty-eight full time equivalent (“FTE”) employees as of February 28, 2017.

In order to provide a high level of service, we adopted a strategy to build a culture and brand that would cultivate more than just a place for someone to complete a transaction; we wanted a culture that supported client relationship banking. We have found that as a result of relationship banking, many of our clients refer us to others, which we believe is a client’s greatest compliment.

Five core principles were developed and adopted by our team to support our actions and guide our decisions. These principles are frequently reviewed with our team as part of our effort to maintain our culture and they are as follows:

•	Passion – A level of intense excellence and commitment that goes over and above merely meeting the commercial considerations and legal requirements - Never give up. Never settle for mediocrity. Never let fear hamper us from taking calculated risks. Above all, Never let a cynic stand in our way.

•	Grace – Providing a high level of service, with courtesy and compassion. Having an awareness of how our actions, body language, and words affect others. Learning to master a mindful, calm response to any situation.

•	Integrity – Doing the right thing, simply because it is the right thing to do, based on a firm adherence to the Bank’s three way test: (1) Is it right by the client? (2) Is it right by the Bank? (3) Is it legally, morally, and ethically correct?

•	Tenacity – A culture of looking at new ideas, tackling challenges and overcoming obstacles in order to meet our clients’ needs.

•	Accountability – Accepting full and ultimate responsibility for the situation or action at hand.

These core principles and the Bank’s three way test also serve as the foundation for our motto and operating strategy of, “Let’s think of a few good reasons why it CAN be done!” which is the overarching concept for our Company and team.

Our Competitive Strengths

We have positioned the Company to accomplish its mission statement of “Building bankers to serve our clients and community in order to optimize shareholder value.” The result has yielded the following competitive strengths:

Experienced and engaged management team with the support of a local Board of Directors: Our management team is led by Sammie D. Dixon, Jr., the Chief Executive Officer and President of the Company and the Bank, who began his banking career in 1997 and was one of the founders of the Bank. During his banking career, he was a Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. He also served as Chief Executive Officer and President for Bank of Thomas County, Georgia. The other three members of our executive management team are R. Randy Guemple, Chris L. Jensen, Jr., and Susan Payne Turner. Mr. Guemple has been the Bank’s and Company’s Executive Vice President and Chief Financial Officer since January 1, 2016, and has also been a member of the Bank’s and the Company’s Boards of Directors since their inception. Mr. Guemple is a certified public accountant who retired in 1998 from his positions as Executive Vice President, Chief Operating Officer, and Chief Financial Officer of First Bank of Florida in West Palm Beach, Florida. Mr. Jensen has been in banking for more than 30 years and has been with the Bank since its inception; he serves as the Bank’s Executive Vice President and Senior Lender and the Company’s Executive Vice President. Previously in his career, he served as Tallahassee’s and Panama City’s Market President for SouthTrust Bank and later, Tallahassee Market President for Regions Bank. Mrs. Turner is an Executive Vice President and the Chief Risk Officer at the Bank. She brings 33 years of banking experience in many areas including operations, marketing, compliance, financials, and she previously served as the Chief Financial Officer of another community bank. Mr. Dixon, Mr. Guemple, and Mr. Jensen also serve on the Bank’s and Company’s Board of Directors, along with eleven other directors from our community, including the Chairman of both Boards, Richard A. Weidner, CPA. As of April 26, 2017, our directors and executive officers beneficially owned 30.3% actual and 31.8% diluted of the Company’s common stock. We have an average of 31 years of experience within our executive management team, which coupled with the energy and enthusiasm of our entire banking team, provides us with a competitive strength.

Strong Brand and Culture. We believe our reputation and brand within our market have resulted in a high quality banking environment for our clients. We have developed a reputation of being actively involved in our community. Between our Board and management, we are involved in over 100 not-for-profit organizations in our community; donating both time and resources to assist those who help our community become a better place to live and work. We understand that brand and culture are extremely important for how a company is perceived by its community. Every aspect of our brand is strategically considered and implemented to ensure that the foundation of our existence remains constant. Our culture builds bankers who will provide the superior level of service that each client deserves. It is critical to us to motivate our team members and encourage them to create and maintain strong client relationships.

Expertise in Commercial Lending. As a result of the recent unstable and sluggish economic environment, generating well underwritten, quality loans has been a priority, but doing so has been difficult for many financial institutions. In the current environment, our lenders have been able to drive quality commercial loan growth. This is a result of being able to provide clients with access to knowledgeable, experienced lenders who are able to respond to a broad range of business needs and who positively foster the client relationships. In addition to our expertise, the ability to approve loans at a local level has generated a faster response time for clients. We believe the quicker response time has resulted in a pricing advantage for us; we frequently find we are the lender of choice, even if our pricing is higher.

Effective and Flexible Technology. In the banking industry of today, utilizing current technology is a necessity and we value our electronic suite of products; they are considered to be part of our core banking products. Being able to provide our clients with remote deposit capture, mobile capture, internet banking, and mobile banking creates greater banking flexibility. As we continue to expand and prepare for future technology needs, we have invested resources to have the proper infrastructure in place. We also host our data and items processing in-house, resulting in greater control and accountability for our daily functions.

Stable and Scalable Platform. Since the Bank opened its doors for operation, we have maintained a well capitalized stable banking platform with sound asset quality. Contributing to our stability is our track record of sound asset quality trends coupled with a strong credit culture. As of December 31, 2016, we had no foreclosures or other real estate owned (“OREO”), and our level of nonperforming assets, consisting of nonaccrual loans and OREO as a percentage of total assets was 0.27%. Our total net charge-offs of loans since inception of the Bank have been $878,000 and our ratio of net charge-offs to average loans for the year ended December 31, 2016 was 0.01%. We believe these results are because of our underwriting standards, experienced loan officers, diligent monitoring of our loan portfolio, and our close ties to our clients. Additionally, our management team brings prior experience from larger banks. We have utilized their knowledge to build a scalable corporate infrastructure with the capacity and capability to support continued organic growth and future acquisitions, while also improving operational efficiencies.

Our Operating Strategy

Our business strategy and plan focuses on traditional, relationship-based banking. It is supported by our core principles that guide our activities as we follow policies and procedures that allow us to operate our community bank under sound and prudent banking practices. The principles which guide us are passion, grace, integrity, tenacity, and accountability. It is through these principles that we developed our three-way test of accountability: Is it right by the client?, Is it right by the Bank?, and Is it legally, morally, and ethically correct? These principles and questions of accountability support our motto, “Let’s think of a few good reasons why it CAN be done!” As a result, we have been able to offer high-quality service, build long-term relationships, and create a disciplined risk management system.

The creativity and flexibility in our organizational structure has generated a strong risk management culture and a high level of understanding about our market from our management team. The banking experience of our team and high-quality client service distinguishes us from other banks. We believe it is through this foundation that we will be able to expand our products and services to our clients resulting in steady, long-term growth. Our culture is focused on meeting our clients’ needs at a level that contributes to an increased depth of relationship which in turn supports client retention, enhanced profitability, and clients sharing their banking experiences with family, friends, and other businesses.

We are committed to being a successful community bank and being a good business partner within our communities. We believe our active community involvement and business development strategies, in conjunction with our client relationship culture, comprise a successful plan for developing new relationships and enhancing existing ones.

Growth

Our deposits increased by $57.8 million from year-end 2015 to 2016, a 26.6% increase. During this same time period, assets increased by 24.5% to $303.9 million. These increases are from organic growth of core deposits and loans. Net income grew by $516,000 from $1.7 million in 2015 to $2.2 million in 2016.

Core Deposits. We believe that our growth in core deposits is attributed to our efforts to provide a superior client relationship banking experience. Core deposits are deposits made by clients in the Bank’s market area who tend to be loyal and consistent. These deposits are more stable, cost less, and reprice more slowly than other deposits when interest rates rise. We believe that we have created a strong business development and sales culture which in turn creates an effective platform for future organic growth. As a result of these efforts, noninterest-bearing deposits totaled 22.5% of total deposits as of December 31, 2016.

Loans. Organic growth provided us with the opportunity to soundly grow our loans in 2016 while maintaining our prudent credit underwriting standards. As of December 31, 2016, total loans were at $225.3 million, a 19.0% increase from December 31, 2015. We have kept our focus on serving the credit needs of our communities and have relied on sound banking principles to identify qualified borrowers. Due to financial challenges faced by many of our competitors, we have seen increased opportunities in our market.

Lending Activities

The Bank offers a wide range of lending services to the community, providing loans to small to medium sized companies and their owners and not-for-profit organizations. Included in our array of commercial loan products are commercial real estate loans, equipment loans, small business loans, business lines of credit, and Small Business Administration (“SBA”) loans. Consumer loans include residential first and second mortgage loans, home equity lines of credit, and consumer installment loans for cars, trucks, boats, and other recreational vehicles. Most of our retail lending connections are driven by our commercial and mortgage client relationships. The Bank maintains strong and disciplined credit policies and procedures and makes loans on a nondiscriminatory basis throughout its lending area. The net loan portfolio, excluding loans held for sale, constituted 73.3% of the Company’s total assets at December 31, 2016.

We categorize our loans as follows: commercial real estate, residential real estate (first and second mortgages and home equity loans), construction loans, commercial loans, and consumer loans. Commercial real estate loans, comprising 29.2% of the loan portfolio, and residential real estate and home equity loans, accounting for 39.4% of the loan portfolio were the two largest categories of loans at December 31, 2016.

Commercial Real Estate Loans. Secured by mortgages on commercial property, these loans are typically more complex and present a higher risk profile than our consumer real estate loans. Commercial loans that are secured by owner-occupied commercial real estate are repaid through operating cash flows of the borrower whereas nonowner-occupied commercial real estate loans are generally dependent on rental income.

Residential Real Estate Loans. We offer first and second one-to-four family mortgage loans, multifamily residential loans, and home equity lines of credit. The collateral for these loans includes both owner-occupied residences and nonowner-occupied investment properties.

Construction Loans. Typically, these loans have a term of one to two years and the interest is paid monthly. Once the construction period terminates, some of these loans will convert to a term loan carried in the Bank’s loan portfolio with a maturity generally of one to ten years. This portion of our loan portfolio includes loans to small-to-medium sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and loans to residential developers. This type of loan is also made to individual clients for construction of single family homes in our market area.

Commercial Loans. We offer a wide range of commercial loans, including small business loans, equipment financing, business lines of credit, and SBA loans. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans. Our lenders primarily underwrite these loans based on the borrower’s ability to service the loan from cash flow.

Consumer Loans. These loans are made for various consumer purposes, such as the financing of automobiles, boats, and recreational vehicles. The payment structure of these loans is normally on an installment basis. The risk associated with this category of loans stems from the reduced collateral value for a defaulted loan; it may not provide an adequate source of repayment of the principal.

Deposits

Our primary sources of deposits are PMHG shareholders and directors, and other residents and businesses located in Tallahassee, Crawfordville, and other areas of Leon and Wakulla Counties, Florida. We focus on core deposits, consisting of personal checking, NOW accounts, savings accounts, business checking, money-market accounts, and certificates of deposits.

Competition

Our competition is made up of a wide range of financial institutions, including credit unions, local, regional, and national commercial banks, mortgage companies, insurance companies, and other non-traditional providers of financial services. According to the annual Summary of Deposits report produced by the FDIC, total deposits (excluding non-retail) in Leon and Wakulla counties, Florida, grew to approximately $6.3 billion as of June 30, 2016. As of June 30, 2016, there were fifteen FDIC-insured financial institutions serving Leon County; three of them, including PMHG are headquartered in Leon County. As of June 30, 2016, according to the Summary of Deposits, the Company had a 3.69% share of the FDIC-insured deposits in Leon County. As of June 30, 2016, the Summary of Deposits reported that there were four FDIC-insured financial institutions serving Wakulla County and that PMHG had a 10.93% share of the FDIC-insured deposits in Wakulla County.

Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and bank holding companies. As a result, some of our competitors may have lower cost structures. By emphasizing our exceptional client service, knowledge of local trends and conditions, and local decision-making process, we believe the Bank has developed an effective competitive advantage in its market, thus maintaining a strong level of growth. We also are actively engaged in Small Business Administration guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, which helps mitigate our credit risk and results in fee income if we sell the guaranteed portion.

Some of our competitors are much larger financial institutions with greater financial resources. It is not our goal to compete on all products and services, but to support the product mix that best suits our strategic plan. This strategy has yielded solid growth for the Bank thus far.

Other important competitive factors that have contributed to our success in our market area include convenient office hours, electronic banking products, community reputation, quality of our banking team, capacity and willingness to extend credit, and our ability to offer cash management and other commercial banking services. Many of our competitors’ approaches and processes may appear to be more efficient, however, these efficiencies may not allow for the same level of personal service we provide to our clients. Although offering competitive rates is important, we believe that our greatest competitive advantages are our experienced management team, client relationship culture, and personal service.

First Quarter 2017 Results

Earnings Summary

Net Income. Net income for the first quarter of 2017 increased 40.3% year over year to $536,000, boosted by 15.6% growth in net interest income and 45.4% growth in noninterest income. For the quarter ended March 31, 2017, the annualized Return on Average Assets was 0.70%, the annualized Return on Average Equity was 7.88%, and the net interest margin was 3.60%.

Interest Income. For the quarter ended March 31, 2017, interest income grew to $2.9 million, compared to $2.5 million for the same period a year ago. The $414,000, or 16.6%, increase was mostly driven by higher loan balances as the Company reported average loans of $227.1 million for the three months ended March 31, 2017 compared to $193.6 million for the three months ended March 31, 2016.

Interest Expense. Compared to the same period a year ago, interest expense increased 28.6%, or $55,000, for the quarter ended March 31, 2017. Year over year, the increase can be attributed both to higher average balances of interest-bearing deposits, which increased 19.9% to $213.9 million, and a 3 basis points increase on the average rates paid on deposits.

Provision for Loan Losses. The provision for loan losses was $35,000 for the quarter ended March 31, 2017, representing a decrease of $99,000 as compared to the same period in 2016. The higher provision in 2016 was due to higher loan growth in that quarter.

Net Interest Margin. The net interest margin was 3.60% for the quarter ended March 31, 2017, compared to 3.74% for the same period in 2016. Our net interest margin continues to be compressed primarily as a result of declining loan yields. Despite the decrease in net interest margin, net interest income rose 15.6% to $2.7 million due to a higher volume of interest earning assets.

Noninterest Income. For the quarter ended March 31, 2017, noninterest income increased $132,000, or 45.4%, from the same period a year ago. Increases in service charges and fees on deposit accounts and mortgage banking revenue continue to be the primary contributors to growth of noninterest income. Mortgage banking revenue, which consists of both origination fee income and gains (losses) on the sale of mortgage loans, increased 66.2% to $251,000 for the first quarter of 2017 compared to the same period a year ago and continues to be a solid contributor to the Bank’s net income.

Noninterest Expense. Noninterest expense increased 17.6%, or $330,000, for the quarter ended March 31, 2017, compared to the same period a year ago. Over 79% of the overall increase can be attributed to higher salaries and employee benefits. The Bank has continued to add additional personnel as it positions itself for organic growth and possible expansionary activities. Full-time equivalent employees increased from 56 at March 31, 2016 to 67 at March 31, 2017. The increase in personnel and our new branch building in Crawfordville also led to a 21.7% increase in occupancy and equipment expense which further contributed to higher noninterest expense.

Balance Sheet Summary

As of March 31, 2017, the Company had grown to $315.5 million in total assets, $286.2 million in deposits, and $225.7 million in portfolio net loans. This compares to $303.9 million in total assets, $275.3 million in deposits, and $222.8 million in portfolio net loans as of December 31, 2016. The composition of the Bank’s loan portfolio was as follows on the indicated dates:

Prime Meridian Holding Company and Subsidiary

Loans by Class

(Dollars in thousands)

	March 31, 2017 (unaudited)		December 31, 2016
	Amount	% of Total	Amount	% of Total
Commercial real estate	$65,488	28.7%	$65,805	29.2%
Residential real estate and home equity	89,877	39.4%	88,883	39.4%
Construction	22,709	9.9%	19,991	8.9%
Commercial	45,607	20.0%	46,340	20.6%
Consumer	4,589	2.0%	4,275	1.9%

Total Loans	228,270	100.0%	225,294	100.0%
Net deferred loan costs	380		350
Allowance for loan losses	(2,908)		(2,876)

Loans, net	$225,742		$222,768

Total stockholders’ equity was $27.6 million, or 8.7% of total assets at March 31, 2017, compared to $27.1 million, or 8.9% of total assets, at December 31, 2016. Book value per share increased from $13.51 at December 31, 2016 to $13.74 at March 31, 2017, with 2,006,180 common shares outstanding. As of March 31, 2017, the Bank was considered to be “well capitalized” with a Tier 1 Leverage Capital Ratio of 8.65%, a 11.54% Common Equity Tier 1 Risk-Based Capital Ratio, a 11.54% Tier 1 Risk-Based Capital Ratio, and a 12.79% Total Risk-Based Capital Ratio.

Asset Quality

Loans totaling $805,000 were deemed to be impaired under the Bank’s policy at March 31, 2017, while loans totaling $811,000 were deemed to be impaired under the Bank’s policy at December 31, 2016. At March 31, 2017, the Bank had four nonaccrual loans in the aggregate amount of $805,000 compared to four nonaccrual loans totaling $811,000 at December 31, 2016. Net charge-offs totaled $3,000 for the quarter ended March 31, 2017. Management believes that the allowance for loan losses which was $2.9 million, or 1.3% of gross loans, at March 31, 2017 is adequate.

THE OFFERING

Common stock offered:	909,090 shares of common stock, $0.01 par value.

Common stock outstanding after this offering:	Up to 2,916,162 shares of common stock. The number of shares which may be outstanding after this offering is based on the 2,007,072 shares outstanding as of April 26, 2017. This number excludes stock options held by our employees and directors, outstanding as of April 26, 2017, to purchase 53,340 shares of common stock at a weighted-average exercise price of $11.65 per share.

Sales price:	The $16.50 per share sales price is not indicative of the market value for our common stock, either before or after the offering, and is greater than the book value of $13.51 per share as of December 31, 2016, and the pro forma post-offering book value of $14.12, if all of the offered shares are sold at that price.

Minimum purchase amount:	There is no minimum number of shares of common stock an investor must subscribe for to participate in this offering.

Maximum purchase amount:	No investor may purchase shares of common stock in this offering if such purchase would require regulatory approval until and unless such investor obtains such approval.

Discretion to accept or reject subscriptions:	We reserve the right to reject, in whole or in part, any or all subscriptions we receive in the offering.

No minimum offering size:	There is no minimum number of shares we are required to sell in this offering. We intend to conduct one or more closings of the offering at the discretion of the Board of Directors and issue shares at each closing.

No conditions to closing:	There are no conditions to closing this offering. We will accept subscription funds and issue shares regardless of the amount of subscriptions we receive.

Placement agents:	We have retained FIG Partners, LLC (“FIG”) and Hovde Group, LLC (the “Placement Agents”) as our placement agents in connection with this offering. For these services the Placement Agents will receive sales commissions on the sale of shares of common stock.

Sales commissions:	We will pay the Placement Agents a 5% commission on the proceeds we receive in this offering; provided, however, that we will pay a 1% commission on sales to certain investors identified by us to the Placement Agents. We have also agreed to reimburse FIG for up to $50,000 in legal fees (which includes fees and expenses of Placement Agents’ counsel in obtaining a no-objection letter from the Financial Industry Regulatory Authority (“FINRA”)), and up to $25,000 in travel and other out-of-pocket expenses and marketing and syndication expenses.

Best efforts offering:	The shares are being offered on a “best efforts” basis by our Placement Agents.

Escrow of subscription funds:	All funds received for subscriptions for the shares of common stock will be placed in an escrow account at First National Bankers Bank, which has agreed to serve as the escrow agent for this offering (the “Escrow Agent”). The Escrow Agent will hold all payments for the shares until we and the Placement Agents elect to hold a closing of the offering and notify the Escrow Agent of such closing. Upon receipt of such notice, the Escrow Agent will release the subscription funds to us, less any commissions due, which the Escrow Agent will pay directly to the Placement Agents.

Dilution:	If you purchase shares of our common stock in this offering, the book value of your shares will be diluted because the offering price per share of our common stock exceeds the pro forma book value per share of our common stock after this offering.

Expiration of offering:	The offering will expire at 5:00 p.m., Eastern Time, on May 12, 2017, unless we, in our sole discretion, extend the expiration date until no later than June 30, 2017.

No revocation:	Once we receive a subscription, it may not be revoked.

No Board of Directors recommendation:	Our Board of Directors is making no recommendation regarding participation in this offering.

Use of proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, including maintaining liquidity for the Company and continuing to support the growth of the Bank. We may also consider branching or acquisition opportunities in the North Florida, South Georgia, and South Alabama markets. See “Use of Proceeds.”

Where you can find more information:	Our principal executive offices are located at 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308. If you have any questions regarding the offering or need additional copies of this Prospectus, please contact our Chief Executive Officer and President Sammie D. Dixon, Jr. at (850) 907-2301.

SUMMARY OF SELECTED FINANCIAL DATA

The summary financial data presented below as of and for the years ended December 31, 2016, 2015, and 2014, is derived from our audited financial statements, except for performance ratios, asset quality ratios and other data. Our audited financial statements as of and for the years ended December 31, 2016 and 2015, are included in this Prospectus. The following Summary Financial Data should be read in conjunction with the other financial disclosures and discussions contained elsewhere in this Prospectus. Our historical results are not necessarily indicative of results to be expected in future periods.

	2016	2015	2014
($ in thousands, except per share amounts)
Balance Sheet Data:
Total assets	$303,941	244,044	210,358
Total loans, net	222,768	187,076	151,869
Total deposits	275,347	217,573	183,971
Total shareholders’ equity	27,082	24,933	22,867
Income Statement Data:
Net interest income	$9,943	8,572	7,455
Provision for loan losses	424	433	747
Noninterest income	1,630	1,070	710
Noninterest expense	7,712	6,661	5,898
Income taxes	1,217	844	514
Net earnings	2,220	1,704	1,006
Per Common Share Outstanding Data:
Basic earnings per common share	$1.12	0.88	0.59
Diluted earnings per common share	1.11	0.87	0.58
Book value per common share	13.51	12.62	11.78
Common shares outstanding	2,004,707	1,975,329	1,941,617
Average common shares outstanding:
Per basic	1,982,334	1,945,980	1,709,746
Per diluted	1,991,161	1,955,573	1,726,662
Performance Ratios:
Return on average assets	0.81%	0.74%	0.48%
Return on average equity	8.51%	7.15%	5.21%
Net interest margin	3.74%	3.87%	3.70%
Asset Quality Ratios:
ALLL to loans	1.28%	1.31%	1.36%
ALLL to nonperforming loans	354.62%	1,805.11%	1,226.90%
Nonperforming loans to total loans	0.36%	0.07%	0.11%
Nonperforming assets to total assets	0.27%	0.06%	0.08%
Net charge-offs (recoveries) to average loans	0.01%	0.03%	0.28%
Capital Ratios:
Total risk-based capital ratio (Bank)	12.95%	14.05%	14.09%
Tier 1 risk-based capital ratio (Bank)	11.70%	12.79%	12.84%
Common equity Tier 1 risk-based capital ratio (Bank)	11.70%	12.79%	N/A
Tier 1 leverage capital ratio (Bank)	8.73%	9.48%	9.52%
Total equity to total assets (Bank)	8.48%	9.67%	9.34%
Other Data:
Number of full-time employee equivalents	64	56	42
Number of full-service branch offices	3	3	2

RISK FACTORS

RISKS RELATED TO OUR BUSINESS OPERATIONS

Some of our borrowers will not repay their loans, and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

Consistent with the financial institution industry, some of our borrowers inevitably will not repay loans that we make to them. This risk is inherent in the banking business. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. If a significant number of loans are not repaid, it will have an adverse effect on our earnings and overall financial condition.

Like all financial institutions, we maintain an allowance for loan losses to account for possible loan defaults and nonperformance. The allowance for loan losses reflects our best estimate of probable losses in the loan portfolio at the relevant time. This evaluation is based primarily upon the following: a review of our historical loan loss experience as adjusted for certain qualitative factors; known risks contained in the loan portfolio; known risks for each segment of our loan portfolio; composition and growth of the loan portfolio; and certain economic factors. Despite our best efforts, and particularly due to the fact that we have a limited loan loss history, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions and estimations. As a result, our allowance for loan losses may not be adequate to cover our actual losses, and future provisions for loan losses may adversely affect our earnings.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and limitations, and competition, may also impede or prohibit our efforts to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results from operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Changes in business and economic conditions, in particular those of the Florida markets in which we operate, could lead to lower asset quality and lower earnings.

Unlike larger national or regional banks that are more geographically diversified, our business and earnings are closely tied to general business and economic conditions, particularly the economy of the Tallahassee MSA. The local economy is heavily influenced by government, education, real estate, and other service-based industries. Factors that could affect the local economy include declines in government spending, higher energy costs, reduced consumer or corporate spending, natural disasters or adverse weather and a significant decline in real estate values. A sustained economic downturn could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenue and lower earnings.

Changes in interest rates affect our profitability and assets.

Our profitability depends to a large extent on the Bank’s net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expenses on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, economic recession, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets.

At December 31, 2016, our one-year interest rate sensitivity position was liability sensitive, such that a gradual increase in interest rates during the next twelve months would have a negative impact on our net interest income. Our results of operations are affected by changes in interest rates and our ability to manage this risk. The difference between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities may be affected by changes in market interest rates, changes in relationships between interest rate indices, and changes in the relationships between long-term and short-term market interest rates. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining; or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. In addition, the mix of assets and liabilities could change as varying levels of market interest rates might present our client base with more attractive options.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, the financial services industry, or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets and diminished expectations or growth in the financial services industry.

Our loan portfolio includes commercial, real estate, and consumer and other loans that may have higher risks.

Our commercial real estate, residential real estate, construction, commercial, and consumer and other loans at December 31, 2016, were $ 65.8 million, $ 88.9 million, $20.0 million, $46.3 million, and $4.3 million, respectively, or 29.2%, 39.4%, 8.9%, 20.6%, and 1.9% of total loans. Commercial loans and commercial real estate loans generally carry larger balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting standards, internal controls, risk management policies, and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and depend on our financial performance. Accordingly, there is no assurance as to our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital to support our growth, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We may be subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

When we originate loans, we rely heavily upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal, title information, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation.

Both our industry and our primary service area are highly competitive.

There are a number of national and regional financial institutions that compete with us in our primary service area, both within Tallahassee and Leon County in general, and Crawfordville, Florida. By virtue of their larger capital resources, such institutions have significantly greater lending limits than we have, and these financial institutions have the ability to offer a greater mix of financial products and services than we are able to provide. In addition, we are also competing with other financial institutions, such as savings and loan associations and credit unions, for deposits and loans. Most of our competitors benefit from a more established market presence, greater capital, and a larger asset and lending base. As a result, we cannot anticipate the extent to which such competition may negatively affect our ability to operate profitably.

Our lending limit per borrower will continue to be lower than many of our competitors which may discourage potential clients and limit our loan growth.

The Bank’s legally mandated lending limit is lower than that of many of our larger competitors because we have less capital. At December 31, 2016, our legal lending limit for loans was approximately $6.4 million to any one borrower on a secured basis and $3.9 million on an unsecured basis. Furthermore, management had an established in-house lending limit of $3.5 million for any single secured loan or loan relationship and an in-house limit of $500,000 for any single unsecured loan or loan relationship as of December 31, 2016. Although we have not experienced this to date, our lower lending limit may discourage potential borrowers with loan needs that exceed our limit from doing business with us. This may restrict our ability to grow. We attempt to serve the needs of these borrowers by selling loan participations to other institutions, but this strategy may not always succeed.

A significant portion of our loan portfolio is secured by real estate in our geographic markets and events that negatively impact the real estate market in our primary market could hurt our business.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Leon County, Florida. As of December 31, 2016, approximately 77.5% of our gross loan portfolio (excluding loans held for sale) had real estate as a primary or secondary component of collateral. The real estate collateral, in each case, provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. Real estate values and real estate markets are generally affected by a variety of factors including changes in economic conditions; fluctuations in interest rates; the availability of credit; changes in tax laws and other governmental statutes, regulations, and policies; and acts of nature. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

This concentration of loans subjects us to risks if there is a downturn in the economy or a recession similar to the one our country most recently experienced. A downturn could result in decreased loan originations and increased delinquencies and foreclosures, which could more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Leon County, Florida, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties, and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us.

We face additional risks due to our increased mortgage banking activities that could negatively impact net income and profitability.

We sell substantially all of the mortgage loans that we originate. The sale of these loans generates noninterest income and can be a source of liquidity for the Bank. Disruption in the secondary market for residential mortgage loans could result in our inability to sell mortgage loans, which could negatively impact our liquidity position and earnings. In addition, declines in real estate values or increases in interest rates could reduce the potential for robust mortgage originations, which could negatively impact our earnings. As we do sell mortgage loans, we also face the risk that such loans may have been made in breach of our representations and warranties to the buyers and we could be forced to repurchase such loans or pay other damages.

The development of our mortgage lending business will depend on our ability to attract and retain effective loan origination officers and other sources of mortgage loan referrals.

The mortgage lending business is highly dependent on being able to successfully originate a consistent volume of loans. The primary ways we intend to do this is through the personal sales efforts of our mortgage lending officers and our development of loan referral sources, such as real estate brokers. If we are unable to attract and retain a productive team of such officers or develop an effective network of referral sources, we will likely be unable to generate a volume of mortgage loans to produce sufficient revenue for this line of business to be profitable. If we cannot operate this line of business in a profitable manner, we will likely incur losses due to expenses associated with attempting to establish the line of business.

Future economic growth in our market area may be slower compared to previous years.

The State of Florida’s population growth historically has exceeded national averages. Consequently, the state has experienced substantial growth in new business formation and public works spending. Although recently home prices have increased due to a moderate economic growth and migration into our market area, growth in our market area may still be restrained in the near term. Any decrease in existing and new home sales limits lending opportunities and negatively affects our income. Additionally, a decline in property values could lead to valuation adjustments on our loan portfolio.

Our business strategy depends on continued growth; therefore, our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our business prospects must be considered in light of the risks, expenses, and difficulties that are frequently encountered by companies in significant growth stages of development. In light of the prevailing economic conditions, we cannot assure you we will be able to expand our market presence in our existing market, successfully enter new markets, or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition, or results of operations and could negatively affect successful implementation of our business strategy.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain deposit accounts and loans is highly dependent upon client and community perceptions of our business practices and our financial health. Adverse perceptions regarding those factors could damage our reputation in our markets, leading to difficulties in generating and maintaining deposit and loan client relationships. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our clients and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We may face risks with respect to future expansion.

We may engage in additional de novo branch expansion, expansion through acquisitions of existing branches of other financial institutions, or the acquisition of existing financial institutions in North Florida, South Georgia, or South Alabama. We may consider and enter into new lines of business or offer new products or services. Branch expansion, acquisitions, and mergers involve a number of risks, including, but not limited to: (i) the time and costs associated with identifying and evaluating potential acquisitions and merger partners; (ii) inaccurate estimates and judgments regarding credit, operations, management, and market risks of the target institutions; (iii) the time and costs of evaluating new markets, hiring experienced local management, opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion; (iv) our ability to finance an acquisition and possible dilution to our existing shareholders; (v) the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses; (vi) our ability to penetrate new markets when we lack experience in those markets; (vii) the strain of growth on our infrastructure, staff, internal controls and managements, which may require additional personnel, time, and expenditures; (viii) exposure to potential asset quality issues with acquired institutions; (ix) the introduction of new products and services into our business that could prove costly; and (x) the possibility of unknown or contingent liabilities.

We may incur substantial costs to expand and we can give no assurance such expansion will result in the levels of profits we seek. There can be no guarantee that integration efforts of any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with a future acquisition, which could cause ownership and economic dilution to our current shareholders.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities we engage in can be intense and we may not be able to hire people or to retain them. An inability to develop and maintain a skilled and well qualified team of employees could have a material adverse impact on our business, because they are integral to the implementation of our business strategies and the provision of service to our clients. Finding qualified replacement personnel can be time consuming and expensive and distract us from our business activities.

We are dependent on key executive officers, the loss of which may be detrimental to our operations.

We are dependent on certain executive officers of the Company and the Bank, for their leadership and oversight in all aspects of our operations and the unexpected loss of any of these personnel could adversely affect our operations. Such adverse effects may be magnified if such officers were to become employed with a competitor of ours.

LEGAL AND REGULATORY RISKS

We are subject to government regulation and monetary policy that could constrain our growth and profitability.

We are subject to extensive federal government supervision and regulations that impose substantial limitations with respect to lending activities, purchases of investment securities, the payment of dividends, and many other aspects of the banking business. Many of these regulations are intended to protect depositors, the public, and the Federal Deposit Insurance Corporation (“FDIC”), but not our shareholders. The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Federal economic and monetary policy may also affect our ability to attract deposits, make loans, and achieve our planned operating results.

Legislation and regulatory proposals enacted in response to market and economic conditions may materially adversely affect our business and results of operations.

Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. The Dodd-Frank Act in particular represents a significant overhaul of many aspects of the regulation of the financial services industry. These changes may impact the profitability of our business activities, require changes to some of our business practices, or otherwise adversely affect our business, as would other regulatory initiatives that may become effective. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. It may also require us to hold higher levels of regulatory capital and/or liquidity and it may cause us to adjust our business strategy and limit our future business opportunities. We cannot predict the effects of this legislation and the corresponding regulations on us, our competitors, or on the financial markets and economy, although it may significantly increase costs and impede efficiency of internal business processes.

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. We also provide our clients the ability to bank electronically through online banking, remote capture, mobile capture, and mobile banking. The secure transmission of confidential information over the internet is a critical element of banking online. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, and other security problems. Any failure, interruption, or breach in the security of these systems could result in disruptions in our client relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effects of possible failure, interruption, or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption, or security breach of our information systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability. While we do carry insurance to protect against losses resulting from such technology issues or breaches, we could be exposed to claims, litigation, and other possible liabilities that could exceed the maximum policy limits.

Florida financial institutions face a higher risk of noncompliance and enforcement actions with the Bank Secrecy Act and other Anti-Money Laundering statutes and regulations.

Banking regulators focus intensely on Anti-Money Laundering and Bank Secrecy Act compliance requirements, particularly the Anti-Money Laundering provisions of the USA PATRIOT Act. They also intensely scrutinize compliance with the rules enforced by the Office of Foreign Assets Control. Both federal and state banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to institutions’ Bank Secrecy Act and Anti-Money Laundering compliance. Consequently, a number of formal enforcement actions have been issued against Florida financial institutions.

In order to comply with regulations, guidelines, and examination procedures in this area, the Bank has been required to adopt policies and procedures and to install expensive systems. If our policies, procedures, and systems are deemed deficient, then we may be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan including acquisition plans.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject the Bank to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Any increases in assessment rates or special assessments which may occur in the future could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

RISKS RELATED TO INVESTING IN THIS OFFERING

The offering price is not necessarily an indication of the value of our shares.

The offering price does not necessarily bear any relationship to the book value of our assets or our net worth, past operations, cash flows, or financial condition, or any other established criteria for fair value. The Board did not receive an opinion of an investment banking or stock valuation firm in setting the offering price. The offering price may exceed the fair market value of our shares and the price at which you are able to sell any of the shares after the offering. Consequently, you may lose a portion of your investment simply as a result of the Board having priced the offering above the fair market value of the shares of stock.

The limited trading market may make it difficult for you to sell your shares in the future.

Shares of our common stock began trading on the OTCQX market under the symbol, “PMHG” in August, 2015. However, there has been limited trading activity in our common stock since its listing date. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Without an active trading market, shareholders may find it difficult to find buyers for their shares. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

Investors will face immediate and significant dilution due to the offering price.

As of December 31, 2016, the book value of our common stock was $13.51 per share, or $2.99 less than the offering price of $16.50 per share. Immediately following, this offering, investors in this offering will face significant dilution in the book value of their shares. Assuming the sale of 909,090 shares, the book value per share will be $14.12, representing $2.38 in dilution. Given this dilution, you may be unable to sell your shares at or above the price you paid for them and you may lose a portion of your investment due to the offering price exceeding the book value of shares of PMHG common stock.

Investors may face dilution resulting from the issuance of common stock in the future.

We may issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities. There can be no assurance that such shares will be issued at prices or on terms better for us than or equal to the price or terms in this offering. The issuance of any additional shares of common stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of our existing shareholders.

Investing in this offering will not give you the right to participate in any future offerings of our capital stock and your ownership could be diluted.

As a shareholder, you are not automatically entitled to purchase additional shares of common stock in future issuances of our common stock; therefore, you may not be able to maintain your current percentage of ownership in PMHG. If we decide to issue additional shares of common stock or conduct an additional offering of stock, your ownership in the Company could be diluted and your potential share of future profits may be reduced.

Management has broad discretion concerning the application of net proceeds.

The net proceeds of this offering will be added to our capital accounts, and used to maintain liquidity and to continue to support the growth of the Bank, or to acquire targets in the North Florida, South Georgia, or South Alabama. This growth may also include the opening of branch offices, increasing the size and volume of loans, or other such activities that may require additional capital. Our management may determine that it is in the best interest of the Company or the Bank to apply the net proceeds of this offering in a manner that is inconsistent with an investor’s wishes. Failure to apply these funds effectively might harm your investment.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock could be affected by whether and to what extent equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will cover us and our common stock or whether they will publish research and reports on us. If one or more equity analysts cover us and publish research reports about our common stock, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us.

If any of the analysts who elect to cover us downgrade their recommendation with respect to our common stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Our Board of Directors owns a significant percentage of our shares and will be able to make decisions to which you may be opposed.

As of April 26, 2017, the Company’s directors and executive officers as a group own 607,535 shares of common stock, or 30.3% of our outstanding common stock. In addition, the directors and executive officers have stock options to acquire 45,940 shares of common stock, which, if fully exercised, would result in them owning 31.8% of our outstanding common stock. Our directors and executive officers are expected to exert a significant influence on the election of Board members and on the direction of the Company. This influence could negatively affect the price of our shares or be inconsistent with other shareholders’ desires.

We may face statutory restrictions on our ability to pay dividends in the immediate future.

In January 2017 the Board of Directors declared an annual dividend of $0.07 per share on our common stock, payable on March 7, 2017, to shareholders of record on February 16, 2017. However, since the Bank is our only material asset, PMHG’s ability to pay dividends to our shareholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations, and policies. Should the Bank not elect to, or not be able to, pay dividends to PMHG, it is unlikely that PMHG will be able to pay dividends to its shareholders.

We are an emerging growth company, “EGC,” and the reduced reporting requirements applicable to EGCs may make our common stock less attractive to investors.

We are an EGC as defined in the JOBS Act. As long as we are classified as an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. These include reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an EGC for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period, or if the market value of our common stock held by nonaffiliates exceeds $700 million, in which case we would no longer be an EGC as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may utilize these exemptions, or if we choose to utilize additional exemptions in the future. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

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DILUTION

If you invest in shares of our common stock, your ownership interest will be diluted to the extent that the offering price per share of our common stock exceeds the pro forma book value per share of our common stock immediately following this offering. As of December 31, 2016, the book value of our common stock was $13.51 per share. The pro forma book value, as of December 31, 2016, per share of our common stock assuming the sale of all 909,090 shares of common stock in this offering would be $14.12.

Therefore, this offering will result in an immediate increase of $0.61 in the pro forma book value per share of our common stock owned by our existing shareholders and an immediate dilution of $2.38 in the book value per share of our common stock to investors purchasing shares in this offering, or approximately 14.4% of the offering price of $16.50 per share.

The following table illustrates the calculation of the amount of dilution per share as of December 31, 2016, that a purchaser of shares of our common stock in this offering will incur if we sell all 909,090 shares of common stock in this offering:

Offering price per share	$16.50
Book value per share as of December 31, 2016	$13.51
Increase in book value per share attributable to new investors	$0.61
Pro forma book value per share	$14.12
Dilution per share to new investors in this offering	$2.38

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016, as adjusted to give effect to the assumed $14,059,985.75 in net proceeds from the sale of 909,090 shares at price of $16.50 per share. You should read the following table in connection with the sections titled “Summary of Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this Prospectus.

	Actual at December 31, 2016	As Adjusted for the Sale of 909,090 Shares
	(Dollars in thousands)
Stockholders’ equity:
Common stock, $0.01 par value, 9,000,000 shares authorized, 2,004,707 shares issued and outstanding at December 31, 2016, and 2,913,797 outstanding at the closing of the offering	$20	29
Additional paid-in capital	20,732	34,783
Retained earnings	6,563	6,563
Accumulated other comprehensive (loss)	(233)	(233)

Total stockholders’ equity	$27,082	41,142

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USE OF PROCEEDS

We expect to use the net proceeds of this offering for general corporate purposes, which may include maintaining liquidity at the Company and providing capital to the Bank to fund balance sheet growth. We may also consider branching or branch acquisition opportunities in the North Florida, South Georgia, or South Alabama markets. We further intend to evaluate opportunities to acquire another financial institution within the next 18 months and may use the net offering proceeds to support such a transaction. We have not specifically allocated the amount of net proceeds that will be used for these purposes and our management will have broad discretion over how these proceeds will be used. We are conducting this offering at this time because we believe that it will support our execution of our growth strategies.

Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing instruments or other investment-grade securities.

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DESCRIPTION OF BUSINESS

General Description of Business

PMHG was incorporated as a Florida corporation on May 25, 2010, and is the one-bank holding company for and sole shareholder of the Bank. The Bank opened for business on February 4, 2008, and was acquired by PMHG on September 16, 2010. PMHG has no significant operations other than owning the stock of the Bank. In this report, the terms “Company,” “we,” “us,” or “our” mean PMHG and its subsidiary. Since opening in 2008, the Bank has conducted a general banking business and has grown to sixty-eight full time equivalent (“FTE”) employees as of February 28, 2017.

History

Prime Meridian Bank, a Florida commercial bank, was chartered on February 4, 2008, with a commitment to providing a high level of client service while maintaining sound and prudent banking practices. In 2010, our holding company, PMHG, was formed and the Bank’s shareholders exchanged their shares of common stock for shares of common stock of PMHG, with the Bank becoming a wholly-owned subsidiary of PMHG. This occurred through a statutory share exchange on September 16, 2010. The Company commenced a public offering registered with the SEC on December 11, 2013, has continued to file periodic reports with the SEC since that date, and became listed and publicly traded on the OTCQX marketplace on August 24, 2015.

In an effort to provide a superior level of service, we are building a culture and brand that fosters client relationships and creates an inviting atmosphere rather than simply processing customers’ transactions. We want a culture that supports relationship banking. This culture has served us well, with many of our clients referring others to us. In our view, there is no greater compliment than to have our existing clients share their positive banking experiences with their family and friends.

Our team developed and adopted the following five core principles to support our actions and guide our decisions:

•	Passion – A level of intense excellence and commitment that goes over and above merely meeting the commercial considerations and legal requirements - Never give up. Never settle for mediocrity. Never let fear hamper us from taking calculated risks. Above all, Never let a cynic stand in our way.

•	Grace – Providing a high level of service, with courtesy and compassion. Having an awareness of how our actions, body language, and words affect others. Learning to master a mindful, calm response to any situation.

•	Integrity – Doing the right thing, simply because it is the right thing to do, based on a firm adherence to the Bank’s three way test: (1) Is it right by the client? (2) Is it right by the Bank? (3) Is it legally, morally, and ethically correct?

•	Tenacity – A culture of looking at new ideas, tackling challenges, and overcoming obstacles in order to meet our clients’ needs.

•	Accountability – Accepting full and ultimate responsibility for the situation or action at hand.

These core principles and the Bank’s three way test also serve as the foundation for our motto, “Let’s think of a few good reasons why it CAN be done!” which is an overarching concept for our Company and team. We stress the question “Why?” because, while we clearly recognize that “how” is imperative, without understanding “why” something should be done, “how it can be done” does not necessarily matter. Our mission statement is also supported by our core principles: “Building bankers to serve our clients and community in order to optimize shareholder value.” As a result of our efforts and culture, we have been able to increase our asset and deposit base exclusively through organic growth.

Location and Service Area

Prime Meridian Bank is headquartered in Tallahassee, Florida and offers a broad range of banking services to the Tallahassee Metropolitan Statistical Area (“MSA”) and the surrounding North Florida and South Georgia areas. The Company is headquartered at 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308 in the Bank’s second location, which opened on February 21, 2012. The Bank also serves clients from a branch office located at the Bank’s original main office at 1471 Timberlane Road, Tallahassee, Florida 32312 and from its newest branch office located at 2201 Crawfordville Highway, Crawfordville, Florida 32327, which opened in September, 2015.

A substantial portion of the Company’s market is located in the larger Tallahassee MSA. Nielsen, using primarily United States Census Bureau data, estimates that the 2017 population of the Tallahassee MSA, which includes Leon, Gadsden, Jefferson, and Wakulla counties, is 385,452 and is expected to grow to 402,077, or 4.3% by 2022. Tallahassee is the state capital and is characterized by mostly small businesses in many different service industries in addition to significant governmental and educational employment. The Tallahassee MSA is furthermore home to over 70,000 college students with two state universities (Florida State University and Florida A&M University) and Tallahassee Community College, one of the largest community colleges in Florida. According to the United States Census Bureau, an estimated 47.5% of the persons age 25 years and older living in Tallahassee has a bachelor’s degree. While the region is thought to be attractive for many types of economic development, the former Economic Development Council of Tallahassee/Leon County previously identified seven targeted industry sectors that match the region’s strengths, goals, and assets: (1) renewable energy and environment; (2) aviation and aerospace; (3) health sciences, medical education, training and research, and sports medicine; (4) information technology; (5) research and engineering; (6) transportation and logistics; and (7) advanced manufacturing.

Like all Florida communities, we experienced the impact of the most recent economic recession, specifically the dramatic decrease in housing and real estate values. According to the Bureau of Labor Statistics, the national unemployment rate and Florida’s unemployment rate were both 4.7% at December 31, 2016, while Tallahassee’s unemployment rate was reported at 4.5%. Any increases in unemployment rates could result in nonperforming loans and reduced asset quality.

Banking Services

Our business strategy focuses on traditional, relationship-based banking. The Bank provides a range of consumer and commercial banking services to individuals and businesses. In addition to electronic banking services such as mobile banking, remote deposit, mobile deposit, Apple Pay, Bank-to-Bank transfers and online banking, we offer basic services which include demand interest-bearing and noninterest-bearing accounts, savings accounts, money-market deposit accounts, health savings accounts (HSA), NOW accounts, time deposits, safe deposit services, wire transfers, foreign exchange services, escrow accounts, debit cards, direct deposits, notary services, night depository, official checks, domestic collections, bank drafts, automated teller services, drive-in tellers, banking by mail, credit cards through a third party, and merchant card services with a third party. In addition, the Bank issues standby letters of credit and offers commercial real estate loans, residential real estate loans, construction loans, commercial loans, and consumer loans. The Bank provides debit and automated teller machine (“ATM”) cards and is a member of the MoneyPASS and Pulse networks, thereby permitting clients to utilize the convenience of a large ATM network system including more than 400,000 member machines nationwide. As of December 31, 2016, the Bank did not have trust powers.

Our organizational structure focuses on a strong risk management culture. We stay abreast of our market by having our Board and management team highly involved in our communities. We believe our team’s banking experience and high-quality client service distinguishes us from other banks. We believe this foundation will enable us to expand our products and services to new and existing clients, resulting in steady, long-term growth. Our culture focuses on servicing our clients and proactively exceeding their expectations, which in turn supports client retention and loyalty, increased referrals, and enhanced profitability.

Our loan target market includes owner-occupied and nonowner-occupied commercial real estate, small businesses, real estate developers, consumers, and professionals. Small business clients are typically commercial entities with sales of $25 million or less; these clients have the opportunity to generate significant revenue for banks.

Our revenues are primarily derived from interest income and fees on loans, interest and dividends from investment securities, and service charge income generated from demand accounts, ATM fees, and other services. The principal sources of funds for the Bank’s lending activities are its deposits, loan repayments, and proceeds from investment securities. The principal expenses of the Bank are the interest paid on deposits, salaries, and general operating expenses.

We are committed to being a successful community bank and being a good business partner within our community. We believe our active community involvement and business development strategies, in conjunction with our client relationship culture, have formed a successful foundation for developing new relationships and enhancing existing ones.

Lending Activities

The Bank offers a wide range of lending services to the community, providing loans to small to medium sized companies and their owners and not-for-profit organizations. Included in our array of commercial loan products are commercial real estate loans, equipment loans, small business loans, business lines of credit, and Small Business Administration (“SBA”) loans. Consumer loans include residential first and second mortgage loans, home equity lines of credit, and consumer installment loans for cars, trucks, boats, and other recreational vehicles. Most of our retail lending connections are driven by our commercial and mortgage client relationships. The Bank maintains strong and disciplined credit policies and procedures and makes loans on a nondiscriminatory basis throughout its lending area. The net loan portfolio, excluding loans held for sale, constituted 73.3% of the Company’s total assets at December 31, 2016.

Our lenders have the authority to extend credit under guidelines established and approved by the Board of Directors. With the exception of secured consumer loans, joint approval signatures are required for all loans. Officers may not combine their lending authority to approve a loan in an amount in excess of the lending authority of the officer with the greater authority. However, a loan officer may obtain the approval of another officer with a higher lending authority to grant a loan. The Loan Committee approves all loans with an aggregate indebtedness that exceeds an officer’s or co-approving officer’s lending authority. The voting members of the Bank’s Loan Committee consist of at least five directors, with at least two of those five being nonemployee Board members. Alternates or designates may be appointed by the Board of Directors when needed. Loan Committee generally meets weekly to consider any loan requests which are in excess of the lending limits of individual lending officers and require approval before the disbursement of proceeds and to review all other loans for compliance with our loan policy. Liquidity and stability in the Bank’s portfolio are given the highest priority; therefore, the Board of Directors reviews the portfolio mix of loans at its monthly meetings. Actions of the Loan Committee are also reported to the Board of Directors at these monthly meetings.

We categorize our loans as follows: commercial real estate, residential real estate (first and second mortgages and home equity loans), construction loans, commercial loans, and consumer loans. Commercial real estate loans, comprising 29.2% of the loan portfolio, and residential real estate and home equity loans, accounting for 39.4% of the loan portfolio were the two largest categories of loans at December 31, 2016.

Commercial Real Estate Loans. Secured by mortgages on commercial property, these loans are typically more complex and present a higher risk profile than our consumer real estate loans. Commercial loans that are secured by owner-occupied commercial real estate are repaid through operating cash flows of the borrower whereas nonowner-occupied commercial real estate loans are generally dependent on rental income. The typical maturity for these loans is three to five years; however, payments may be amortized over a longer period. Interest rates on our commercial real estate loans are generally fixed for five years or less after which they adjust based upon a predetermined spread over an index. At times, a rate may be fixed for longer than five years. As part of our credit underwriting standards, we normally require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and tax returns. As part of our enterprise risk management process, we understand that risks associated with commercial real estate loans include fluctuations in real estate values, the overall strength of the borrower, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrowers’ management. In order to mitigate and limit these risks, we evaluate collateral value and analyze the borrower’s, and if applicable the guarantor’s, global cash flow position. Currently, the collateral securing our commercial real estate loans includes a variety of property types, such as office, warehouse, and retail facilities, multifamily properties, hotels, mixed-use residential and commercial properties.

Residential Real Estate Loans. The Company offers first and second one-to-four family mortgage loans, multifamily residential loans, and home equity lines of credit. The collateral for these loans includes both owner-occupied residences and nonowner-occupied investment properties. The owner-occupied primary residence loans generally present lower levels of risk than commercial real estate loans; however, risks do still exist because of possible fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrowers’ financial condition. The nonowner-occupied investment properties are more similar in risk to commercial real estate loans, and therefore, are underwritten by assessing the property’s income potential and appraised value. In both cases, we underwrite the borrower’s financial condition and evaluate his or her global cash flow position. Borrowers may be affected by numerous factors, including job loss, illness, or other personal hardship. As part of our product mix, the Company offers both portfolio and secondary market mortgages; portfolio loans generally are based on a 1-year, 3-year, 5-year, or 7-year adjustable rate mortgages; while 15-year or 30-year fixed-rate loans are generally sold to the secondary market.

Construction Loans. Typically, these loans have a term of one to two years and the interest is paid monthly. Once the construction period terminates, some of these loans will convert to a term loan carried in the Bank’s loan portfolio with a maturity generally of one to ten years. This portion of our loan portfolio includes loans to small-to-medium sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and loans to residential developers. This type of loan is also made to individual clients for construction of single family homes in our market area. An independent appraisal is generally used to determine the value of the collateral and confirm that the ratio of the loan principal to the value of the collateral will not exceed the Bank’s policies. As the construction project progresses, loan proceeds are requested by the borrower to complete phases of construction, and funding is only disbursed after the project has been inspected by a third-party inspector or an experienced construction lender. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk, and changes in market trends. The ability of the construction loan borrower to move to permanent financing of the loan or sell the property upon completion of the project is another risk factor that also may be affected by changes in market trends after the initial funding of the loan.

Commercial Loans. The Company offers a wide range of commercial loans, including small business loans, equipment financing, business lines of credit, and SBA loans. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans. Our lenders primarily underwrite these loans based on the borrower’s ability to service the loan from cash flow. Lines of credit and loans secured by accounts receivable and/or inventory are monitored periodically by our staff. Loans secured by “all business assets,” or a “blanket lien” are typically only made to highly qualified borrowers due to the nonspecific nature of the collateral and do not require a formal valuation of the business collateral. When commercial loans are secured by specifically identified collateral, then the valuation of the collateral is generally supported by an appraisal, purchase order, or third party physical inspection. Personal guarantees of the principals of business borrowers are usually required. Equipment loans generally have a term of five years or less and may have a fixed or variable rate. Business lines of credit generally do not exceed two years and typically, are secured by accounts receivable and inventory. Significant factors affecting a commercial borrower’s credit-worthiness include the quality of management and the ability to evaluate changes in the supply and demand characteristics affecting the business’ markets for products and services and respond effectively to such changes. These loans may be made unsecured or secured, but most are made on a secured basis. Risks associated with our commercial loan portfolio include local, regional, and national market conditions. Other risk factors could include changes in the borrower’s management and fluctuations in collateral value. Additionally, there may be refinancing risk if a commercial loan includes a balloon payment which must be refinanced or paid off at loan maturity. In reference to our risk management process, our commercial loan portfolio presents a higher risk profile than our residential real estate and consumer loan portfolios. Therefore, we require that all loans to businesses must have a clearly stated and reasonable payment plan to allow for timely retirement of debt.

Consumer Loans. Our consumer loan portfolio is the smallest portion of our loan portfolio, representing 1.9% of our total loan portfolio at December 31, 2016. These loans are made for various consumer purposes, such as the financing of automobiles, boats, and recreational vehicles. The payment structure of these loans is normally on an installment basis. The risk associated with this category of loans stems from the reduced collateral value for a defaulted loan; it may not provide an adequate source of repayment of the principal. The underwriting on these loans is primarily based on the borrower’s financial condition. Therefore, both secured and unsecured consumer loans subject the Company to risk when the borrower’s financial condition declines or deteriorates. Based upon our current trend in consumer loans, we do not anticipate that consumer loans will become a substantial component of our loan portfolio at any time in the immediate future. Consumer loans are made at fixed-interest and variable-interest rates and are based on the appropriate amortization for the asset and purpose.

Investments

Our investments are managed in relation to loan demand and deposit growth. Available funds are placed in low risk investments and provide liquidity to fund increases in loan demand or to offset fluctuations in deposits. With respect to our investment portfolio, the total portfolio may be invested in U.S. Treasuries, general obligations of government agencies, and bank-qualified municipal securities because such securities generally represent a minimal investment risk. Occasionally, we may invest in certificates of deposit from national and state banks. We also invest in mortgage-backed securities which generally have a shorter life than the stated maturity.

We monitor changes in financial markets. In addition to portfolio investments, our daily cash position is monitored to ensure that all available funds earn interest at the earliest possible date. A portion of the investment account is designated as secondary reserves and invested in liquid securities that can be readily converted to cash with minimum risk of market loss. These investments usually consist of U.S. Treasury obligations, U.S. Government agencies and federal funds. The remainder of the investment account may be placed in investment securities of a different type and longer maturity. Whenever possible, our strategy is to stagger the maturities of our securities to produce a steady cash-flow in the event the Bank needs cash, or economic conditions change to a more favorable rate environment.

Deposit Activities

Deposits are the major source of the Bank’s funds for lending and other investment purposes. Deposits are gathered principally from within our primary market area through the offering of a broad variety of deposit products, including checking accounts, money-market accounts, regular savings accounts, term certificate of deposit accounts (including “jumbo” certificates in denominations of $100,000 or more), and retirement savings plans. We consider the majority of our regular savings, demand, NOW, and money-market deposit accounts to be core deposits. The majority of our deposits are generated within the Leon County, Florida area. Our deposits are insured up to the maximum amount allowed by law by the Federal Deposit Insurance Corporation (the “FDIC”), and we operate under the supervision and regulations of the FDIC and the State of Florida Office of Financial Regulation (“OFR”).

Maturity terms, service fees, and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, market rate competition, growth goals, and federal regulations.

We have not participated in the Certificate of Deposit Account Registry Service (“CDARS”), nor do we have any brokered deposits. We do offer certificates of deposit, including time deposits of $100,000 or more, public fund deposits and other large deposit accounts. These tend to be short-term in nature and are more sensitive to changes in interest rates than other types of deposits; therefore, they may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect our liquidity. In a rising interest rate market, short-term deposits may prove to be a costly source of funds because their short-term nature requires renewal at increasingly higher interest rates, which may adversely affect the Bank’s earnings. However, the opposite is true in a falling interest rate market where such short-term deposits are more favorable to the Bank.

Employees

At December 31, 2016, PMHG had sixty-four full time equivalent employees (including executive officers), none of whom are represented by a union or covered by a collective bargaining agreement. Management considers employee relations to be good.

Competition

Our competition is made up of a wide range of financial institutions, including credit unions, local, regional, and national commercial banks, mortgage companies, insurance companies, and other non-traditional providers of financial services. According to the annual Summary of Deposits report produced by the FDIC, total deposits (excluding non-retail) in Leon and Wakulla counties, Florida, grew to approximately $6.3 billion as of June 30, 2016. As of June 30, 2016, there were fifteen FDIC-insured financial institutions serving Leon County; three of them, including PMHG are headquartered in Leon County. As of June 30, 2016, according to the Summary of Deposits, the Company had a 3.69% share of the FDIC-insured deposits in Leon County. As of June 30, 2016, the Summary of Deposits reported that there were four FDIC-insured financial institutions serving Wakulla County and that PMHG had a 10.93% share of the FDIC-insured deposits in Wakulla County.

Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and bank holding companies. As a result, some of our competitors may have lower cost structures. By emphasizing our exceptional client service, knowledge of local trends and conditions, and local decision-making process, we believe the Bank has developed an effective competitive advantage in its market, thus maintaining a strong level of growth. We also are actively engaged in Small Business Administration guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, which helps mitigate our credit risk and results in fee income if we sell the guaranteed portion.

Some of our competitors are much larger financial institutions with greater financial resources. It is not our goal to compete on all products and services, but to support the product mix that best suits our strategic plan. This strategy has yielded solid growth for the Bank thus far.

Other important competitive factors that have contributed to our success in our market area include convenient office hours, electronic banking products, community reputation, quality of our banking team, capacity and willingness to extend credit, and our ability to offer cash management and other commercial banking services. Many of our competitors’ approaches and processes may appear to be more efficient, however, these efficiencies may not allow for the same level of personal service we provide to our clients. Although offering competitive rates is important, we believe that our greatest competitive advantages are our experienced management team, client relationship culture, and personal service.

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PROPERTIES

We operate out of three facilities:

Location	Use	Own or Lease	Year First Occupied
1897 Capital Circle NE Tallahassee, Florida 32308	Executive office and headquarters of the Company and main office and operations center of the Bank	Own	2012

1471 Timberlane Road Tallahassee, Florida 32312	Branch office of the Bank	Lease	2007

2201 Crawfordville Highway Crawfordville, Florida 32327	Branch office of the Bank	Own	2016

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LEGAL PROCEEDINGS

From time to time we are named or threatened to be named as a defendant or counter-defendant in various lawsuits pertaining to our business. Management, following consultation with legal counsel, believes that it is not currently subject to any pending or threatened litigation which individually or in the aggregate, would have a material adverse effect on our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level. The following discussion should be read in conjunction with the Company’s consolidated financial statements.

As a one-bank holding company, we generate most of our revenue from interest on loans and investments. Our primary source of funding for our loans is deposits. Our largest expenses are interest on those deposits, salaries plus related employee benefits, and occupancy and equipment. We measure our performance through our net interest margin, return on average assets, and return on average equity, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Application of Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and with prevailing practices within the banking industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes; therefore, our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, the Bank must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied is the valuation of our subsidiary bank’s loan portfolio. A variety of estimates impact the carrying value of the loan portfolio, including the calculation of the allowance for loan losses, the valuation of underlying collateral, the timing of loan charge-offs, and the amount and amortization of loan fees and deferred origination costs.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates and actual results may differ from these estimates.

We have identified the following accounting policy and estimate as critical. In order to understand our financial condition and results of operations, it is important to comprehend how these assumptions apply to our financial statements.

Allowance for Loan Losses. Our allowance for loan losses (“ALLL”) is established through a provision for loan losses charged to earnings as specific loan losses are identified by management and as inherent loan losses are determined to exist. Loan losses are charged against the ALLL when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the ALLL.

Our ALLL is evaluated for adequacy by management on a monthly basis and is based upon management’s periodic review of the collectability of the loan portfolio in light of historical experience in the industry, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and industry standards. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Specific loan losses are identified and evaluated in accordance with ASC 310-10 – “Receivables.” A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment status include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered as impaired. We look at the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

When a loan is considered impaired, the amount of the impairment is measured on a loan-by-loan basis by comparing the recorded investment in the loan to any of the following measurements: the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan is higher than the calculated impairment basis, the difference is maintained as a specific loan loss allocation, or it is charged off if the amount is determined to be uncollectible. As the Bank grows, management may elect to collectively evaluate large groups of smaller balance homogeneous loans for impairment, instead of on a loan-by-loan basis.

Inherent loan losses are evaluated in accordance with ASC 450-20 – “Contingencies.” Management currently uses three years of historical loan loss data; however, because of limited loss experience we also take into account the following qualitative factors: (i) changes in lending policies and procedures, risk selection and underwriting standards; (ii) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (iii) changes in the experience, ability, and depth of lending management and other relevant staff; (iv) changes in the volume and severity of past due loans, nonaccrual loans or loans classified “Special Mention,” “Substandard,” “Doubtful” or “Loss;” (v) the quality of loan review and Board of Directors oversight; (vi) changes in the nature and volume of the loan portfolio and terms of loans; (vii) the existence and effect of any concentrations of credit and changes in the level of such concentrations; and (viii) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions. As evidence of inherent loan loss increases, the appropriate qualitative risk factors may be increased to support any additional risk in the portfolio.

Recent Interest-Rate Trends

Like many other financial institutions, our results of operations are dependent on net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and interest paid on interest-bearing liabilities, namely deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, economic conditions, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets. Our net interest income may be reduced if (i) more interest-earning assets than interest-earning liabilities reprice or mature during a time when interest rates are declining, or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. We measure the potential adverse impacts of changing interest rates by shocking average interest rates up or down 100 to 400 basis points and calculating the potential impacts on our net interest income, liquidity, and economic value of equity. We utilize the results of these simulations to determine whether to increase or decrease our fixed rate loan portfolio, to adjust our investment in assets such as bonds, or to take other action in order to maintain or improve our net interest margin given the trending or expected interest rate changes.

As of December 31, 2016, 60.4% of our loan portfolio consisted of adjustable-rate loans, meaning these loans will adjust with changes in interest rates and pose little interest rate risk in a rising interest rate environment. Of these loans, $26.0 million, or 19.1% have interest rate ceilings in place which protects the borrower from rising interest rates. The majority of our loans with ceilings in place are residential mortgage loans. Also, as of December 31, 2016, 51.6% of the total loan portfolio was scheduled to mature in five years or less, which helps mitigate the risks of a fixed-rate loan portfolio in a rising interest rate environment. If interest rates increase, however, borrowers may be less inclined to seek new loans. In addition, higher interest rates could adversely affect an adjustable rate borrower’s ability to continue servicing debt. On the other hand, loans totaling $114.9 million, or approximately 51.0% of our total loan portfolio, have interest rate floors which will help protect our net interest margin in a decreasing rate environment.

Our ability to originate new loans may be further impeded by increased competition for high quality borrowers which leads to downward pricing pressure on loans, a general consumer and business bias towards reducing debt levels, and the lingering effects of the economic recession on the financial condition of both consumers and businesses, making the underwriting of new loans more challenging.

Interest Rate Sensitivity

A principal objective of the Bank’s asset liability management strategy is to manage its exposure to changes in interest rates within Board approved policy limits by matching the maturity and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. This strategy is overseen through the direction of the Bank’s Asset and Liability Committee (“ALCO”), which establishes policies and monitors results to control interest rate sensitivity.

We model our current interest rate exposure in various rate scenarios, review our model assumptions, and then stress test those assumptions. Based on the results, we then formulate strategies regarding asset generation, funding sources and their pricing parameters, as well as evaluate off-balance sheet commitments in order to maintain interest rate risk within Board approved target limits. We utilize industry recognized Asset Liability models driven by third-party providers to analyze the Bank’s interest rate sensitivity. From these externally generated reports, ALCO can estimate both the effect on Net Interest Income and the effect on Economic Value of Equity (“EVE”) in various interest rate scenarios.

As a part of the Bank’s Interest Rate Risk Management Policy, our ALCO examines the extent to which the Bank’s assets and liabilities are “interest rate sensitive” and monitors its interest rate sensitivity. An asset or liability is considered to be interest rate sensitive, for income purposes, if its projected income/expense amount will change if interest rates change. Likewise, it is considered interest rate sensitive for EVE if its economic value will change if interest rates change.

In an asset sensitive portfolio, the Bank’s net income and EVE will increase in a rising rate environment as assets will re-price faster than liabilities. Conversely, if the Bank is liability sensitive and the liabilities re-price faster than the assets, net income and EVE will fall in a rising rate environment.

In modeling the Bank’s interest rate exposure, the Bank makes a number of important assumptions about the behavior of assets and liabilities. The critical assumptions fall into three main categories, Nonmaturity Deposit Assumptions, Loan Prepayment Assumptions, and Options. Currently, the most significant assumptions which affect the Bank’s interest rate sensitivity are the Nonmaturity Deposit Assumptions, followed by the Loan Prepayment Assumptions.

Nonmaturity Deposit Assumptions

Nonmaturity Deposit Betas – The Beta of a nonmaturity deposit is a measure of the re-pricing behavior of the deposit. Based on the Bank’s own historical experience, the Bank determines how much the price of a deposit will change as a percentage of the change in the market rates. For example, a 50% Beta means that the deposit price will change by 50% of the market rate change.

Nonmaturity Decay – We determine how “sticky” deposits are by assigning a “maturity” to the deposits, e.g. 120 months. These assumptions are based on our own experience by looking at both the age of the current deposit base and the historic monthly account closings experience. The lower the Beta (more fixed rate nature) and the higher the Decay (longer duration), the less sensitive a bank becomes.

Loan Prepayment Assumptions

We also determine how likely each asset or liability is to prepay or be withdrawn prior to its contracted maturity date. As refinancing rates become increasingly attractive, prepayment speeds increase as clients are able to prepay loans and refinance at lower rates. Conversely, prepayments decrease in a rising rate environment; however, time deposits will display the opposite behavior if clients are able to withdraw their CDs without significant penalty and reinvest at a higher rate. In a decreasing rate environment, clients generally hold their time deposits to maturity.

Loan prepayment speed changes are not linear; they will continue to increase as rates fall but will plateau as rates rise. Therefore, the Bank’s asset prices will not change linearly with market rate changes. The higher the prepayment speed of assets or withdrawal speed of term liabilities, the more liability sensitive the Bank becomes. The Bank monitors its prepayments and withdrawals and updates the assumptions used in the risk models on a monthly basis.

In addition, certain balance sheet instruments such as interest-rate floors or caps on loans, be they periodic or lifetime, and other optionality on investments, limit or increase income and create value changes of the instrument as interest rates change.

Options

We monitor our exposure to option-type effects and manage our option risk. The amount of option risk, aside from prepayment risk, is minimal.

We monitor our exposure on a monthly basis under thirteen different rate scenarios, including rates rising or declining by up to 4% and the current yield curve flattening or steepening. We compare these results to the Board’s established limits to determine if a limit has been compromised. If a limit is exceeded, we have policies and strategies in place to reduce the exposure back to acceptable levels. In addition, we also stress test all of our assumptions under these rate scenarios to determine at what point the Board approved target limits would be compromised, even if they are not currently compromised using the historically determined assumptions. If the limits are in danger of being compromised with relatively small assumption changes, we would adjust our strategy to reduce exposure. All of these assumptions, reports, stress tests, and strategies are reviewed by ALCO at least quarterly and all limit exceptions are reported to the Board.

Currently, we have not entered into any interest-rate swaps or similar off-balance sheet hedging instruments in connection with our asset liability management. Further discussion on off-balance sheet arrangements can be found in Note 8 of the Notes to Consolidated Financial Statements.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit, guaranteed accounts, and standby letters of credit is represented by the contractual amount of those instruments.

Our strategy is to maintain an interest rate risk position within the tolerance limits set by the Board of Directors in order to protect our net interest margin under extreme market fluctuations. Principal among our asset liability management strategies has been the emphasis on reducing exposure during periods of fluctuating interest rates. We believe that the type and amount of our interest rate sensitive liabilities should reduce the potential impact that a rise in interest rates might have on our net interest income.

We look to maintain a core deposit base by providing quality services to our clients, without significantly increasing our cost of funds or operating expenses. We anticipate that these accounts will continue to comprise a significant portion of the Bank’s total deposit base. We also maintain a portfolio of liquid assets in order to reduce overall exposure to changes in market interest rates. Likewise, we maintain a “floor,” or minimum rate, on certain of our floating or published base rate loans. These floors allow us to continue to earn a higher rate when the floating rate falls below the established floor rate. All interest rate ceilings and floors are clearly and closely related to the loan agreement; therefore, they are not bifurcated and valued separately.

RESULTS OF OPERATIONS

Net interest income constitutes the principal source of income for the Bank and results from the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts, savings deposits, money-market accounts, and other borrowings. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on these assets and liabilities.

The following table sets forth information regarding: (i) the total dollar amount of interest and dividend income of the Bank from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest margin; and (vi) weighted average yields and rates. Yields and costs were derived by dividing annualized income or expense by the average balance of assets or liabilities. The yields and costs depicted in the table include the amortization of fees, which are considered to constitute adjustments to yields (dollars in thousands). As shown in the following table, despite higher average balances of loans and other interest-earning assets, the decrease in yield on total interest-earning assets from 2015 to 2016 led to a lower net interest margin in 2016.

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	Years Ended December 31,
	2016			2015
	Average Balance	Interest And Dividends	Average Yield/ Rate	Average Balance(4)	Interest And Dividends	Average Yield/ Rate
Interest-earning assets:
Loans(1)	$211,665	$9,837	4.65%	$170,069	$8,270	4.86%
Mortgage loans held for sale	2,725	119	4.37	1,756	89	5.07
Securities	35,157	700	1.99	40,687	883	2.17
Other(2)	16,569	117	0.71	9,023	47	0.52

Total interest-earning assets	266,116	10,773	4.05	221,535	9,289	4.19

Noninterest-earning assets	9,459			8,147

Total assets	$275,575			$229,682

Interest-bearing liabilities:
Savings, NOW and money-market deposits	167,095	724	0.43	131,327	575	0.44
Time deposits<$100,000	4,447	12	0.27	3,990	16	0.40
Time deposits>$100,000	17,196	93	0.54	18,201	106	0.58

Deposits	188,738	829	0.44	153,518	697	0.45
Other borrowings	325	1	0.31	3,774	20	0.53

Total interest-bearing liabilities	189,063	830	0.44	157,292	717	0.45

Noninterest-bearing deposits	59,192			47,306
Noninterest-bearing liabilities	1,233			1,270
Stockholders’ equity	26,087			23,814

Total liabilities and stockholders’ equity	$275,575			$229,682

Net earning assets	$77,053			$64,243

Net interest income		$9,943			$8,572

Interest rate spread			3.61%			3.74%

Net interest margin(3)			3.74%			3.87%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.41			1.41

(1)	Includes nonaccrual loans
(2)	Other interest-earning assets include federal funds sold, interest-bearing deposits and FHLB stock.
(3)	Net interest margin is net interest income divided by total interest-earning assets.
(4)	Some average balances for the year ended December 31, 2015 have been recalculated from the Form 10-K for the year ended December 31, 2015 to conform to presentation of the year ended December 31, 2016 in the Form 10-K for the year ended December 31, 2016.

Comparison of the years ended December 31, 2016 and December 31, 2015

Net earnings for the year ended December 31, 2016, were $2.2 million or $1.12 per basic and $1.11 per diluted share compared to net earnings of $1.7 million, or $0.88 per basic and $0.87 per diluted share in 2015. The $516,000, or 30.3%, increase in net earnings is primarily attributed to a $1.5 million, or 16.0%, increase in total interest income and a $560,000, or 52.3%, increase in noninterest income, all partially offset by a $113,000, or 15.8%, increase in total interest expense, a $1.1 million, or 15.8%, increase in total noninterest expense, and a $373,000, or 44.2%, increase in income tax expense.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets such as loans and investments, and interest expense on interest-bearing liabilities such as deposits and borrowings. Net interest income was $9.9 million for the year ended December 31, 2016, compared to $8.6 million for the year ended December 31, 2015.

Interest Income. Despite lower average yields on loans, total interest income increased to $10.8 million for the year ended December 31, 2016, compared to $9.3 million for the year ended December 31, 2015. The increase was primarily driven by growth in average net loans from $170.1 million for the year ended December 31, 2015 to $211.7 million for the year ended December 31, 2016. Other interest income also contributed to the overall growth in total interest income, increasing $70,000, or 148.9%, to $117,000, primarily due to higher income from federal funds sold. These aforementioned gains were partially offset by an $183,000, or 20.7%, decrease in interest income from securities, due to lower average balances and yields on securities.

Interest Expense. Interest expense increased to $830,000 for the year ended December 31, 2016, compared to $717,000 for the year ended December 31, 2015, despite a slight reduction in deposit funding costs. The increase was due to higher average balances of interest-bearing deposit accounts as they increased from $153.5 million for the year ended December 31, 2015, to $188.7 million for the year ended December 31, 2016.

Overall, lower yields on loans and securities combined with higher average balances of interest-bearing deposits led to a 13 basis points decline in the Company’s net interest margin for the year ended December 31, 2016, from 3.87% in 2015 to 3.74% in 2016.

Provision for Loan Losses. The provision for loan losses is charged to earnings to increase the ALLL to a level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Bank, the Bank’s historical loss experience over the preceding thirty-six months, industry standards, general economic conditions, particularly as they relate to our market area, and other factors related to the collectibility of the loan portfolio. The provision for loan losses for the years ended December 31, 2016 and 2015 was $424,000 and $433,000 respectively. The lower provision in 2016 is explained by adjustments in how the Company uses its historical loss factors in calculating the appropriate level of the allowance for loan losses. Management believes that the ALLL, which was $2.9 million, or 1.3% of gross loans, at December 31, 2016, was adequate.

Noninterest Income

Noninterest income consists of revenues generated from a broad range of financial services and activities, primarily service charges on deposit accounts, transaction fees on credit cards and debit cards, mortgage banking revenue, and gains on sales of securities and loans. During 2016, noninterest income increased $560,000, or 52.3%, to $1.6 million. The increase was primarily due to a $389,000, or 71.2%, increase in mortgage banking revenue and a $98,000, or 64.5%, increase in service charges and fees on deposit accounts.

Noninterest Expense

Noninterest expense increased $1.1 million, or 15.8%, from $6.7 million for the year ended December 31, 2015, to $7.7 million for 2016. The increase was primarily due to a $608,000, or 17.3%, increase in salaries and employee benefits, a $108,000, or 13.5%, increase in occupancy and equipment, and a $176,000, or 17.4%, increase in other noninterest expense. The increase in salaries and employee benefits relates to an expanding employee base as full-time equivalent employees increased from 56 at December 31, 2015 to 64 at December 31, 2016, as the Company continues to position itself for organic growth and possible expansionary activities. The increase in occupancy and equipment also contributed to the increase in total noninterest expense and are primarily related to additional personnel and the Company’s new permanent branch office in Crawfordville, FL.

Income Taxes

Income tax expense is based on amounts reported in the statement of earnings, after adjustments for nontaxable income and nondeductible expenses, and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The income taxes were $1.2 million for the year ended December 31, 2016, compared to $844,000 for 2015. The increase was due to higher pre-tax earnings in 2016.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in rate (change in rate multiplied by prior volume); (ii) changes in volume (changes in volume multiplied by prior rate); and (iii) changes in rate-volume (change in rate multiplied by change in volume).

	Rate	Volume	Rate/Volume	Total
		(In thousands)
Year Ended December 31, 2016 vs. 2015:
Interest-earning assets:
Loans	$(378)	2,069	(94)	1,597
Securities	(73)	(120)	10	(183)
Other interest-earning assets	17	39	14	70

Total	$(434)	1,988	(70)	1,484

Interest-bearing liabilities:
Savings, NOW and MMKT	(6)	156	(1)	149
Time deposits <$ 100,000	(5)	2	(1)	(4)
Time deposits ≥$ 100,000	(7)	(6)	0	(13)

Deposits	(18)	152	(2)	132
Other borrowings	(8)	(18)	7	(19)

Total	(26)	134	5	113

Net change in net interest income	$(408)	1,854	(75)	1,371

FINANCIAL CONDITION

Average assets increased $45.9 million from $229.7 million at December 31, 2015 to $275.6 million at December 31, 2016, primarily reflecting growth in our loan portfolio. Year over year, the average balance of loans grew 24.5%% to $211.7 million at December 31, 2016, due solely to organic growth.

Investment Securities

Our investment securities portfolio is a significant part of our operations and a key component of our asset/liability management. Our primary objective in managing our investment portfolio is to maintain a portfolio of high quality, highly liquid investments yielding competitive returns. We use the investment securities portfolio for several purposes. It serves as a vehicle to manage interest rate and prepayment risk, to generate interest and dividend income, to provide liquidity to meet funding requirements, and to provide collateral for pledging of public funds. We manage our investment portfolio according to a written investment policy approved by our Board of Directors in order to accomplish these goals. Currently, two types of classifications are approved for investment securities in our portfolio—Available-for-Sale (“AFS”) and Held-to-Maturity (“HTM”). Adjustments are sometimes necessary in the portfolio to provide liquidity for funding loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity.

At December 31, 2016, our available-for-sale investment portfolio included U.S. Treasury notes, municipal securities, and mortgage-backed securities and had a fair market value of $33.1 million. At December 31, 2016 and December 31, 2015, our investment securities portfolio represented approximately 10.9% and 15.6% of our total assets, respectively. The average balance of investment securities decreased $5.5 million year over year, while the average yield on investment securities declined from 2.17% at December 31, 2015 to 1.99% at December 31, 2016.

The following table sets forth the carrying amount of the investment portfolio as of the dates indicated (in thousands):

	December 31,
	2016	2015
Available for Sale:
U.S. Government agency securities	$2,171	8,428
Municipal securities	12,423	9,608
Mortgage backed securities	18,509	20,027

Total securities available for sale	$33,103	38,063

The carrying amount and weighted average yields for investments as of December 31, 2016 are shown below (dollars in thousands):

	U.S. Government Agency	Municipal	Mortgage- Backed	Total	Weighted- Average Yields
Due in one to five years	$1,391	1,733	0	3,124	1.91%
Due in five to ten years	780	7,120	0	7,900	2.21
Due after ten years	0	3,570	0	3,570	2.49
No defined maturity	0	0	18,509	18,509	2.12

Total	$2,171	12,423	18,509	33,103	2.16%

*	All securities are listed at actual yield and not on a tax equivalent basis.

Cash Surrender Value of Bank-Owned Life Insurance

We maintained investments of $1.7 million in Bank-Owned Life Insurance policies at December 31, 2016 and 2015, due to attractive risk-adjusted returns and for protection against the loss of key executives, including our Chief Executive Officer Sammie D. Dixon and Senior Lender and Executive Vice President Chris L. Jensen, Jr.

Loans

Our primary earning asset is our loan portfolio and our primary source of income is the interest earned on the loan portfolio. Our loan portfolio is divided into three portfolio segments - real estate mortgage loans, commercial loans and consumer loans - and five portfolio classes - commercial real estate loans, residential and home equity loans, construction loans, commercial loans, and consumer and other loans.

We work diligently to attract new lending clients through direct solicitation by our loan officers, utilizing relationship networks from existing clients and community involvement, competitive pricing, and innovative structure. Evidence of this effort is seen in the organic growth in our loan portfolio where we saw growth across all five portfolio classes in 2016. As of December 31, 2016, the Bank’s net loans were $222.8 million, representing 73.3% of total assets, compared to net loans of $187.1 million as of December 31, 2015, representing 76.7% of total assets. These loans were priced based upon the degree of risk, collateral, loan amount, and maturity. We have no loans to foreign borrowers.

The composition of our loan portfolio as of the dates indicated was as follows (dollars in thousands):

	As of December 31,
	2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Real estate mortgage loans:
Commercial real estate	$65,805	29.2%	$57,847	30.6%	$52,661	34.2%
Residential real estate and home equity	88,883	39.4	69,817	36.9	51,858	33.7
Construction	19,991	8.9	17,493	9.2	15,876	10.3

Total real estate mortgage	174,679	77.5	145,157	76.7	120,395	78.2
Commercial	46,340	20.6	40,229	21.3	30,755	20.0
Consumer and other	4,275	1.9	3,877	2.0	2,877	1.8

Total loans	225,294	100.0%	189,263	100.0%	154,027	100.0%

Add (Less):
Deferred loan costs (fees), net	350		286		(60)
Allowance for loan losses	(2,876)		(2,473)		(2,098)

Loans, net	$222,768		$187,076		$151,869

Maturities of Loans

The following tables show the contractual maturities of the Bank’s loan portfolio at December 31, 2016. Loans with scheduled maturities are reported in the maturity category in which the payment is due. Demand loans with no stated maturity and overdrafts are reported in the “due one year or less” category. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. The tables do not include prepayment or scheduled principal repayments (in thousands).

Type of Loan	Due in One Year or Less	Due in One to Five Years	Due After Five Years	Total
Real estate mortgage loans:
Commercial real estate	$7,151	22,182	36,472	65,805
Residential real estate and home equity	8,100	18,443	62,340	88,883
Construction	9,677	5,883	4,431	19,991

Total real estate mortgage	24,928	46,508	103,243	174,679
Commercial	19,244	21,320	5,776	46,340
Consumer	1,949	2,298	28	4,275

Total	$46,121	70,126	109,047	225,294

Sensitivity. For loans due after one year or more, the following table presents the sensitivities to changes in interest rates at December 31, 2016 (in thousands):

Type of Loans	Fixed Interest Rate	Floating Interest Rate	Total
Real estate mortgage loans:
Commercial real estate	$16,957	41,697	58,654
Residential real estate and home equity	21,583	59,200	80,783
Construction	3,799	6,515	10,314

Total real estate mortgage	42,339	107,412	149,751
Commercial	20,280	6,816	27,096
Consumer	1,007	1,319	2,326

Total	$63,626	115,547	179,173

Nonperforming Assets

Nonperforming assets consist of nonperforming loans and other real estate owned, (“OREO”). Nonperforming loans include loans that are on nonaccrual status which includes nonperforming loans restructured as trouble debt restructurings, where we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower, and loans past due greater than 90 days and still accruing interest. OREO consists of real property acquired through foreclosure. We account for troubled debt restructurings in accordance with ASC 310, “Receivables.”

We generally place loans on nonaccrual status when they become 90 days or more past due, unless they are well secured and in the process of collection. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When a loan is placed on nonaccrual status, any interest previously accrued, but not collected, is reversed from income.

Accounting standards require the Bank to identify loans as impaired loans when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. These standards require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, using one of the following methods: the observable market price of the loan or the fair value of the underlying collateral if the loan is collateral dependent. We implement these standards in our monthly review of the adequacy of the allowance for loan losses, and identify and value impaired loans in accordance with guidance on these standards. Loans totaling $811,000 were deemed to be impaired under the Bank’s policy at December 31, 2016, while loans totaling $144,000 and $237,000 were deemed to be impaired under the Bank’s policy at December 31, 2015, and 2014, respectively.

At December 31, 2016, we had four non-accruing loans in the aggregate amount of $811,000. At December 31, 2015 and December 31, 2014, we had the same two non-accruing loans in the aggregate amount of $137,000 and $171,000, respectively.

Our goal is to maintain a high quality of loans through sound underwriting and lending practices. As of December 31, 2016, December 31, 2015, and December 31, 2014, approximately 77.5%, 76.7%, and 78.2%, respectively, of the total loan portfolio were collateralized by commercial and residential real estate mortgages. The level of nonperforming loans and OREO also is relevant to the credit quality of a loan portfolio. As of December 31, 2016, December 31, 2015, and December 31, 2014, there were $811,000, $137,000, and $171,000, respectively, in nonperforming loans. We had no OREO at December 31, 2016, 2015, or 2014.

The goal of the loan review process is to identify and address classified and nonperforming loans as early as possible. The following table sets forth certain information on nonaccrual loans and OREO, the ratio of such loans and foreclosed assets to total assets as of the dates indicated, and certain other related information (dollars in thousands).

	At December 31,
	2016	2015	2014
Total nonperforming loans	$811	137	171
OREO	0	0	0

Total nonperforming assets	$811	137	171

Total nonperforming loans as a percentage of total loans	0.36%	0.07%	0.11%
Total nonperforming assets as a percentage of total assets	0.27%	0.06%	0.08%

Allowance for Loan Losses

As of December 31, 2016, our ALLL was allocated mostly to inherent loan losses using historical loss experience and qualitative risk factors, but we also had a $76,000 allocation for specific loan losses. Our ALLL was allocated as follows, as of the indicated dates (dollars in thousands).

	As of December 31,
	2016		2015		2014
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial real estate	$775	29.2%	$707	30.6%	$641	34.2%
Residential real estate and home equity	1,074	39.4	868	36.9	594	33.7
Construction	258	8.9	246	9.2	263	10.3
Commercial	714	20.6	596	21.3	562	20.0
Consumer	55	1.9	56	2.0	38	1.8

Total loans	$2,876	100.0%	$2,473	100.0%	$2,098	100.0%

[Remainder of this page intentionally left blank.]

The following table sets forth certain information with respect to activity in our ALLL during the years indicated (dollars in thousands):

	As of December 31,
	2016	2015	2014
ALLL at beginning of year	$2,473	2,098	1,734

Charge-offs:
Commercial real estate	0	0	(532)
Residential and home equity	0	0	0
Construction	0	0	0
Commercial	(17)	(52)	0
Consumer	(19)	(7)	(16)

Total charge-offs	(36)	(59)	(548)

Recoveries:
Commercial real estate	0	0	128
Residential and home equity	0	0	0
Construction	0	0	0
Commercial	0	0	36
Consumer	15	1	1

Total recoveries	15	1	165

Net charge-offs	(21)	(58)	(383)

Provision for loan losses charged to earnings	424	433	747

ALLL at end of year	$2,876	2,473	2,098

Ratio of net charge-offs during the year to average loans outstanding during the year	(0.01)%	(0.03)%	(0.28)%

ALLL as a percentage of total loans at end of year	1.28%	1.31%	1.36%

ALLL as a percentage of nonperforming loans	354.62%	1,805.11%	1,226.90%

We believe that our ALLL at December 31, 2016, appropriately reflected the risk inherent in the portfolio as of that date. The methodologies used in the calculation are in compliance with regulatory policy and GAAP.

Deposits

The major source of the Bank’s funds for lending and other investment purposes are deposits, in particular core deposits and non-maturity deposits. Management believes that substantially all of our depositors are residents in our primary market area. Total deposits were $275.3 million at December 31, 2016, compared to $217.6 million at December 31, 2015, a $57.8 million, or 26.6%, increase.

The following table sets forth the distribution by type of our deposit accounts at the dates indicated (dollars in thousands):

	As of December 31,
	2016		2015
Deposit Types	Amount	% of Deposits	Amount	% of Deposits
Noninterest-bearing deposits	$61,856	22.5%	$50,158	23.1%
Money-market accounts	154,835	56.2	118,922	54.7
NOW	31,577	11.5	20,965	9.6
Savings	6,356	2.3	4,914	2.3

Subtotal	254,624	92.5	194,959	89.6

Time deposits:
0.00 – 0.50%	9,724	3.5	10,374	4.8
0.51 – 1.00%	7,531	2.7	11,779	5.4
1.01 – 1.50%	3,468	1.3	461	0.2
Total time deposits	20,723	7.5	22,614	10.4

Total deposits	$275,347	100.0%	$217,573	100.0%

The following table presents the maturities of our time deposits of $100,000 or more as of December 31, 2016, (in thousands):

Due in three months or less	$4,780
Due from three months to six months	1,731
Due from six months to one year	5,467
Due over one year	4,431

Total	$16,409

Borrowings

Deposits are the primary source of funds for our lending and investment activities and general business purposes. However, as an alternate source of liquidity, the Company may obtain advances from the Federal Home Loan Bank of Atlanta, “FHLB,” sell investment securities subject to our obligation to repurchase them, purchase federal funds from designated correspondent banks, and engage in overnight borrowings from the Federal Reserve, correspondent banks, or client repurchase agreements. The level of short-term borrowings can fluctuate on a daily basis depending on funding needs and the source of the funds to satisfy the needs.

The Bank has an agreement with the FHLB and pledges its qualified loans as collateral which would allow the Bank, as of December 31, 2016, to borrow up to $35.2 million. There were no advances outstanding at December 31, 2016 or December 31, 2015.

During the year ended December 31, 2015, we had a repurchase agreement with a client that required the Company to pledge securities as collateral for borrowing under the agreement. In June 2015, the repurchase agreement contract was terminated and the funds were moved to deposits within the Bank.

The following table summarizes our borrowings for the respective time period (dollars in thousands):

2015
Balance outstanding at year-end	0
Average balance outstanding during the year	$1,223
Average interest rate paid	1.0%
Maximum amount outstanding at any month-end during year Pledged securities at year-end	$2,661 0

Capital Adequacy

Stockholder’s equity was $27.1 million as of December 31, 2016, compared to $24.9 million as of December 31, 2015. The Company announced on January 26, 2017, an annual dividend of $0.07 per share of common stock payable on March 7, 2017, to shareholders of record on February 16, 2017.

As of December 31, 2016, the Bank was considered to be “well capitalized” with an 8.73% Tier 1 Leverage ratio; an 11.70% Common Equity Tier 1 Risk-based Capital ratio and Tier 1 Risk-based Capital ratio, and a 12.95% Total Risk-based Capital ratio (dollars in thousands).

					For Well
			For Capital		Capitalized
	Actual		Adequacy Purposes		Purposes
	Amount	Percentage	Amount	Percentage	Amount	Percentage
As of December 31, 2016:
Tier 1 Leverage Capital Ratio	$25,994	8.73%	$11,906	4.00%	$14,883	5.00%
Common Equity Tier 1 Risk-based Capital Ratio	25,994	11.70	9,995	4.50	14,437	6.50
Tier 1 Risk-based Capital Ratio	25,994	11.70	13,326	6.00	17,769	8.00
Total Risk-based Capital Ratio	28,772	12.95	17,769	8.00	22,211	10.00
As of December 31, 2015:
Tier 1 Leverage Capital Ratio	$23,511	9.48%	$9,918	4.00%	$12,398	5.00%
Common Equity Tier 1 Risk-based Capital Ratio	23,511	12.79	8,269	4.50	11,945	6.50
Tier 1 Risk-based Capital Ratio	23,511	12.79	11,026	6.00	14,701	8.00
Total Risk-based Capital Ratio	25,810	14.05	14,701	8.00	18,377	10.00

Effective January 1, 2015, banks became subject to the following new capital level threshold requirements under the FDIC’s Prompt Corrective Action regulations.

Capital Category	Threshold Ratios
	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 Risk-Based Capital Ratio	Tier 1 Leverage Capital Ratio
Well Capitalized	10.00%	8.00%	6.50%	5.00%
Adequately Capitalized	8.00%	6.00%	4.50%	4.00%
Undercapitalized	< 8.00%	< 6.00%	< 4.50%	< 4.00%
Significantly Undercapitalized	< 6.00%	< 4.00%	< 3.00%	< 3.00%
Critically Undercapitalized	Tangible Equity/Total Assets ≤ 2%

Liquidity

Liquidity describes our ability to meet financial obligations, including lending commitments and contingencies, which arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Company’s clients, as well as meet the Company’s current and planned expenditures. Management monitors the liquidity position daily.

The Bank’s liquidity is derived primarily from our deposit base, scheduled amortization and prepayments of loans and investment securities, funds provided by operations, and capital. Additionally, as a commercial bank, we are expected to maintain an adequate liquidity reserve. The liquidity reserve may consist of cash on hand, cash on demand deposit with correspondent banks, federal funds sold, and marketable securities such as United States government agency securities, municipal securities, and mortgage-backed securities. Our primary liquid assets accounted for 22.8% and 19.1% of total assets at December 31, 2016 and December 31, 2015, respectively.

The Bank also has external sources of funds through the FHLB, unsecured lines of credit with correspondent banks, and the State of Florida’s Qualified Public Deposit Program (“QPD”). At December 31, 2016, the Bank had access to approximately $35.2 million of available lines of credit secured by qualifying collateral with the FHLB, in addition to $16.3 million in unsecured lines of credit maintained with correspondent banks. As of December 31, 2016, we had no borrowings under any of these lines. Furthermore, some of our securities are pledged to collateralize certain deposits through our participation in the State of Florida’s QPD program. The market value of securities pledged to the QPD program was $9.3 million at December 31, 2016.

Our core deposits consist of noninterest bearing accounts, NOW accounts, money market accounts, time deposits and savings accounts. We closely monitor our level of certificates of deposit greater than $100,000 and other large deposits. At December 31, 2016, total deposits were $275.3 million, of which $16.4 million was in certificates of deposits of $100,000 or more. We maintain a Contingency Funding Plan (“CFP”) that identifies liquidity needs and weighs alternate courses of action designed to address those needs in emergency situations. We perform a quarterly cash flow analysis and stress test the CFP to evaluate the expected funding needs and funding capacity during a liquidity stress event. We believe that the sources of available liquidity are adequate to meet all reasonably immediate short-term and intermediate-term demands and do not know of any trends, events, or uncertainties that may result in a significant adverse effect on our liquidity position.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with GAAP. These transactions include commitments to extend credit in the ordinary course of business to approved clients, construction loans in process, unused lines of credit, guaranteed accounts, and standby performance and financial letters of credit. These instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on our financial statements as they are funded. Commitments typically have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open-end lines secured by one-to-four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans, business lines of credit and other unused commitments.

Guaranteed accounts are irrevocable standby letters of credit issued by us to guarantee a client’s credit line with our third-party credit card company, First Arkansas Bank & Trust. As a part of this agreement, we are responsible for the established credit limit on the particular account plus 10%. The maximum potential amount of future payments we could be required to make is represented by the dollar amount disclosed in the table below.

Standby letters of credit are written conditional commitments issued by us to guarantee the client will fulfill his or her contractual financial obligations to a third party. In the event the client does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek repayment from the client.

In 2016, the Company entered into an agreement with another bank. This agreement references an interest rate swap that was transacted between the other bank and its loan client (the “Counterparty”). Should the Counterparty default on its obligations under the interest rate swap agreement with the other bank, then the Company would be liable for 13.208% of all swap liabilities. The maximum potential credit exposure under this contract at December 31, 2016 is $86,000.

We minimize our exposure to loss under loan commitments, guaranteed accounts, and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on our revenues, expenses, cash flows, and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

The following is a summary of the total contractual amount of commitments outstanding at December 31, 2016 (in thousands):

Commitments to extend credit	$0
Construction loans in process	7,426
Unused lines of credit	31,276
Standby financial letters of credit	1,702
Standby performance letters of credit	183
Guaranteed accounts	694

Total of off-balance sheet instruments	$41,281

MANAGEMENT

Directors, Executive Officers and Corporate Governance

The Boards of Directors of PMHG and the Bank are each composed of the same fourteen members. The members of both Boards of Directors are elected each year for one year terms. Our shareholders elect the Company’s Board of Directors, while the Company (as the sole shareholder), elects the Board of Directors of the Bank. Executive officers of the Company and of the Bank are elected by the respective Board of Directors and hold office until their successors are elected.

The following table lists the names and ages of all directors and executive officers of the Company and the Bank and indicates all positions and offices with PMHG and the Bank held by each person. Also included in the table is the year in which each person commenced service with Prime Meridian, and a brief description of the current occupation of each director or executive officer. There are no arrangements or understandings between such persons and any other person pursuant to which any person was elected as a director or executive officer.

Name	Age	Position with the Company	Position with the Bank	Year Joined Prime Meridian	Principal Occupation
William D. Crona	68	Director	Director	2010	Financial Consultant, Investor & CPA

Sammie D. Dixon, Jr.	47	CEO, President, Director	CEO, President, Director	2010	Chief Executive Officer & President

Steven L. Evans	69	Director	Director	2010	Retired IBM Executive

R. Randy Guemple	65	CFO, EVP, Director	CFO, EVP, Director	2010	Executive Vice President, Chief Financial Officer(1)

Chris L. Jensen, Jr.	60	EVP, Director	SLO, EVP, Director	2010	Executive Vice President, Senior Lender

Kathleen C. Jones	63	Director	Director	2010	Retired Executive Vice President, Chief Financial Officer(2)

Robert H. Kirby	50	Director	Director	2010	Businessman, Partner in Rehab Technologies

Frank L. Langston	59	Director	Director	2010	Principal of NAI TALCOR

Todd A. Patterson, D.O.	66	Director	Director	2010	Osteopathic Physician

L. Collins Proctor, Sr.	47	Director	Director	2010	Partner/Chief Operating Officer kW Control— Holdings, LLC

Garrison A. Rolle, M.D.	55	Director	Director	2010	Orthopedic Surgeon

Steven D. Smith	64	Director	Director	2010	Businessman, Krispy Kreme Doughnut Franchisee

Marjorie R. Turnbull	76	Director	Director	2010	Consultant

Susan Payne Turner	50	N/A	EVP, Chief Risk Officer	2016	Executive Vice President, Chief Risk Officer

Richard A. Weidner	72	Chairman	Chairman	2010	CPA, Partner with Carr, Riggs & Ingram, LLC

(footnotes follow on next page)

(1)	Director Guemple became Executive Vice President and Chief Financial Officer of the Company and of the Bank on January 1, 2016.
(2)	Director Jones retired from her positions as Executive Vice President and Chief Financial Officer of the Company and the Bank on December 31, 2015.

The following sets forth a brief description of each director and executive officer’s principal occupation and business experience, and certain other information.

Executive Officers

Sammie D. Dixon, Jr., is the Company’s and the Bank’s Chief Executive Officer and President and a member of their Boards of Directors. Prior to joining the Bank, from June 2005 to December 2006, he was the Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. Before that, he served as Chief Executive Officer and President for Bank of Thomas County from August 2003 to June 2005. From April 1999 to 2003, Mr. Dixon held various positions with Bank of Florida – Southwest in Naples, Florida. He began his banking career with NationsBank in 1997. Mr. Dixon is an Administrative Committee Member of the American Bankers Association’s Community Bankers Council. He is active in the community as a member of the Rotary Club of Tallahassee and member of the Tallahassee Memorial HealthCare Foundation Board of Trustees. He serves on the Boards of the Boys & Girls Clubs of the Big Bend and the Greater Tallahassee Chamber of Commerce. Mr. Dixon attends Saint Peter’s Anglican Church.

R. Randy Guemple became the Company’s and the Bank’s Chief Financial Officer and Executive Vice President on January 1, 2016 and was a founding member of both of their Boards of Directors. Mr. Guemple is a certified public accountant who retired in 1998 from his positions as Executive Vice President, Chief Operating Officer, and Chief Financial Officer of First Bank of Florida in West Palm Beach, Florida, where he also served on their respective Boards of Directors. He is a Past National Chairman of the Financial Managers Society, Inc., headquartered in Chicago, Illinois. Mr. Guemple is also a Past Chairman of the Board of Trustees for the Tallahassee Memorial HealthCare Foundation, Inc. and an Emeritus Director of Elder Care Services, Inc. He also was a Past Chairman and Interim President of the Southern Scholarship Foundation, Inc. in Tallahassee, Florida, and an active Member of the Tallahassee Kiwanis Club. Mr. Guemple is a graduate of Florida State University where he received a Bachelor of Science in Accounting and his Master of Business Administration. Mr. Guemple is a parishioner of Good Shepard Catholic Church. The Board of Directors believes that Mr. Guemple’s banking and finance experience along with his intimate knowledge of the Bank qualify him to serve on our Board of Directors.

Chris L. Jensen, Jr. is the Company’s Executive Vice President and the Bank’s Executive Vice President and Senior Lender. Prior to joining the Bank, from February 2005 to 2007, he served as Tallahassee Market President for Regions Bank. Before that, Mr. Jensen held various management positions with SouthTrust Bank from 1997 to 2005, culminating with the position of Tallahassee’s Market President. He also served as Senior Lender for First Bank of Tallahassee in its de novo stage in 1990. Mr. Jensen has over thirty-five years of lending experience in Tallahassee and the surrounding markets. He is active in the community and currently serves on the Boards of several local groups, including the Suwannee River Area Council for the Boy Scouts of America and the Young Actors Theatre. The Board of Directors believes that Mr. Jensen’s extensive banking experience and intimate knowledge of the Bank’s lending activities and market qualify him to serve on the Company’s Board of Directors.

Company and Bank Directors

William D. Crona is a certified public accountant. In 2005, he retired from a twenty-three-year career with the accounting firm of Law, Redd, Crona and Munroe, P.A.,Tallahassee, Florida, where he served as a partner. He currently is a financial consultant and investor in the Tallahassee area. Mr. Crona serves on the boards of the Apalachee Land Conservancy, Manchebo Beach Resort Hotel, TEC Incorporated, SAVA, the City of Tallahassee Citizen Advisory Board, Terra, and Verdicorp, Inc. The Board of Directors has determined that Mr. Crona’s financial and accounting experience, as well as his familiarity with the Tallahassee market area, qualify him to serve on the Company’s Board of Directors.

Steven L. Evans retired from a 30-year career with IBM in 2003 where he served as Vice President of its North American Education business and IBM’s Senior State Executive for its Florida operations. After graduating from the University of Michigan, Mr. Evans played in the St. Louis Cardinal Baseball organization for six years before joining IBM. Mr. Evans currently serves on the Boards of The Florida Taxwatch Research Institute, Tallahassee Memorial Hospital, Ghost Controls, Inc., Vineyard Capital, Municipal Code Corporation, FSU-Jim Moran Institute for Global Entrepreneurialism, Applied Fiber Holdings, Inc., The United Way of the Big Bend, and The State of Florida – Technology Advisory Board, as well as serving as an Advisor for Elder Care Services and the FSU Marine Research Lab. The Board has concluded that Mr. Evans’ business experience and significant involvement in the community qualify him to serve on the Company’s Board of Directors.

Kathleen C. Jones was part of the team which formed both the Bank and the Company and has been a member of the Board since 2011. She retired as the Company’s and the Bank’s Executive Vice President and Chief Financial Officer, effective December 31, 2015. Prior to joining the Bank, she spent thirty-six years with SunTrust Bank and its Tallahassee predecessor institutions. Mrs. Jones retired from SunTrust Bank in 2007, at the position of North Florida Regional Senior Vice President, Senior Banking Operations Manager. She is a 1978 graduate of Florida State University where she received a Bachelor of Science in Finance. She also is a 1988 graduate of the Graduate School of Banking of the South in Baton Rouge, Louisiana. Mrs. Jones is a member of Thomasville Road Baptist Church. The Board of Directors believes that Mrs. Jones’ extensive banking experience and intimate knowledge of the Company’s financial operations qualify her to serve on the Company’s Board of Directors.

Robert H. Kirby was elected to the Boards of the Company and the Bank in May 2010. He is a partner in Rehab Technologies, LLC, a medical equipment sales and leasing business, Southern Fidelity Mortgage Group of Huntsville, LLC, a mortgage brokerage company, and Huxford Land Company, LLC, a land and timber company. Mr. Kirby received a bachelor’s degree from the University of the South, Sewanee, Tennessee and a Master of Business Administration from the University of Alabama, Tuscaloosa, Alabama. He serves on the Boards of a number of private companies and nonprofit organizations, including Tall Timbers Research, Inc. The Board of Directors has determined that Mr. Kirby’s business experience and knowledge of the Tallahassee market qualify him to serve on the Company’s Board of Directors.

Frank L. Langston has been a principal/owner, since 2000, with the real estate services company NAI TALCOR, located in Tallahassee. From 1990 to 2000, Mr. Langston was affiliated with NAI TALCOR as an independent contractor. After attending Auburn University, Mr. Langston entered the management training program of First Florida Banks in Tampa. While assigned to the Marketing Department, Mr. Langston gained valuable first hand real estate experience in locating bank branch locations around the state. In addition, he participated in strategic planning, new product development, and market analysis. From 1981 to 1984, Mr. Langston served as Marketing Director with the responsibility of business development for the Tallahassee office. In May 1989, he entered the commercial real estate business specializing in retail and office sales and leasing, and bank-owned real estate. Mr. Langston is a Certified Commercial Investment Member, a Florida licensed broker-salesman, and an Alabama licensed broker. He is also a member of the National Association of Realtors, the Florida Association of Realtors, and the Tallahassee Association of Realtors. He currently serves on the Advisory Board of the Master of Real Estate Development Program at Auburn University and the Community Board of the Tallahassee Campus of the Florida State University College of Medicine. The Board believes that his business experience and knowledge of the real estate market qualify him to serve on the Company’s Board of Directors.

Todd A. Patterson, D.O., is an osteopathic physician and owner of Magnolia Pediatrics, where he specializes in the treatment of children. He is the former Director of the Neonatal Intensive Care Unit for Tallahassee Memorial Hospital and is also one of the founders of the Tallahassee Ronald McDonald House. Dr. Patterson received his bachelor’s degree from Hobart & William Smith College, Geneva, New York and his Doctorate of Osteopathy from the College of Osteopathic Medicine & Surgery, Des Moines, Iowa. He serves on the Board of Trustees for Tallahassee Memorial HealthCare Foundation.

L. Collins Proctor, Sr., is an owner and Chief Operating Officer of kW Control – Holdings, LLC, a regional facility solutions company and affiliate of Facility Solutions & Management, LLC. kW Control’s core services are building engineering, controls, energy management, capital improvements, and facility management. kW Control represents government, education, corporate, and non-profit clients. Mr. Proctor is also an investment partner of Red Brick Partners, LLC, a Tallahassee-based real estate and private equity investment firm started in 2006. Prior to 2006, Mr. Proctor owned and managed a North Florida real estate acquisition and construction advisory firm, an affiliate of a national firm with which he was associated for ten years.    Mr. Proctor received his Bachelor of Arts from Vanderbilt University and his Master of Business Administration from Emory University, between which times he served five years with NationsBank (now Bank of America) in its leveraged leasing division for large corporate clients. Mr. Proctor also serves on the Board of the Tallahassee Downtown Improvement Authority. The Board has concluded that Mr. Proctor’s business and banking experience, as well as his knowledge of the Tallahassee market area qualify him to serve on the Company’s Board of Directors.

Garrison A. Rolle, M.D., is an orthopedic surgeon who joined the Tallahassee Orthopedic Group in 1997. He previously served on AmSouth Bank’s Advisory Board of Directors in Tallahassee, and was formerly a director of Regions Bank in Tallahassee. In the early 1980’s, Dr. Rolle played football for the University of Florida, while pursuing his Bachelor of Science degree. He received his medical degree from the University of Florida. The Board of Directors has concluded that Dr. Rolle’s business and banking experience and his knowledge of the Tallahassee community qualify him to serve on the Company’s Board of Directors.

Steven D. Smith is the owner and operator of a number of Krispy Kreme Doughnut franchises throughout the Florida Panhandle, including Tallahassee, Florida. Mr. Smith currently serves as Chairman of the Board for Pursuit Channel, an outdoor network delivered to approximately 38 million U.S. households. He was previously a director of Chipola Community Bank in Marianna, Florida from 2004 until it was placed into receivership in 2013, after numerous attempts were made to raise capital and find merger partners for the bank. Mr. Smith is also the owner of a number of other local businesses and is a 1974 graduate of Livingston University in Livingston, Alabama. The Board of Directors believes Mr. Smith’s business and banking experience, as well as his knowledge of the Tallahassee community, qualify him to serve on the Company’s Board of Directors.

Marjorie R. Turnbull currently is a consultant for non-profit organizations. Previously, she served as the Vice President for Institutional Advancement and the Executive Director of the Tallahassee Community College Foundation from 1995 until her retirement in 2006. From 1994 to 2000, Mrs.

Turnbull represented Leon County, District 9, in the Florida House of Representatives. Prior to her service in the Florida House of Representatives, she was a member of the Leon County Commission from 1988 to 1994, Deputy Assistant Secretary for Health Planning for the State of Florida, and a member of the staff of the Florida House of Representatives. Mrs. Turnbull serves as President of the Economic Club of Florida, and as a member of the Institutional Review Board of Tallahassee Memorial HealthCare, the State Board of the Children’s Home Society, and the Big Bend Hospice Foundation Board. The Board has determined that Mrs. Turnbull’s extensive knowledge and presence in the community and her prior government activities makes her well-qualified to serve on the Company’s Board of Directors.

Richard A. Weidner is the Company’s and the Bank’s Chairman of the Board of Directors. Mr. Weidner is a certified public accountant, partner and the Partner Oversight Director of Carr, Riggs & Ingram, LLC, an accounting firm with more than 200 partners and 1,300 professionals. In 2002, this firm acquired Williams, Cox, Weidner & Cox, P.A., which Mr. Weidner helped establish in 1972. From 1998 to 2001, Mr. Weidner served as an Advisory Board member for SunTrust Bank. Mr. Weidner currently serves on the Audit Committee of the Tallahassee Community College Foundation Board. He is a past Treasurer of the Tallahassee Chamber of Commerce, past President of the Tallahassee YMCA, and past Treasurer of the Maclay School Board of Directors. He has also served on the Leon County Library Advisory Board and was a United Way Campaign Captain. The Board of Directors believes that Mr. Weidner’s business and accounting experience and his knowledge of the Tallahassee market area makes him qualified to serve on the Company’s Board of Directors.

Bank-only Executive Officer

Susan Payne Turner has been with the Bank since 2013 and is presently the Bank’s Executive Vice President and Chief Risk Officer. She was formerly a Regional Retail Leader for Centennial Bank from 2010 to 2013, where she managed ten branches located in Leon, Wakulla, Calhoun and Liberty Counties. Mrs. Turner is a graduate of Florida State University and received a Master of Business Administration from Troy University in 2005. She is also a graduate from the Graduate School of Banking at Louisiana State University. Mrs. Turner is a Past Chair for the Tallahassee Community College Foundation and currently serves on the Foundation’s Board. She also serves as Chairman for the Tallahassee Community College Alumni and Friends Association, as a director on the Board for the Wakulla Senior Center and Director Emeritus on the Board for the Wakulla County Chamber of Commerce. Mrs. Turner is a member of the Coastal Optimist Club.

Audit Committee Matters

The Board of Directors of the Company has a standing Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and which operates under a formal written charter adopted by the Board of Directors. The members of that committee are William D. Crona (Chairman), Steven L. Evans, Robert H. Kirby, Steven D. Smith, and Marjorie R. Turnbull, each of whom is considered independent under NASDAQ listing standards. The Board of Directors has determined that Mr. Crona is an Audit Committee Financial Expert, based on his experience as a Certified Public Accountant, as described above.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company is not currently subject to the beneficial ownership reporting requirements of Section 16(a).

Code of Ethics

The Company adopted a written Code of Ethics based upon the standards set forth under Item 406 of Regulation S-K of the Exchange Act. A copy of the Company’s Code of Ethics is filed as an exhibit with this Form 10-K, is available on our website at www.primemeridianbank.com or free of charge from the Company by writing to our Corporate Secretary at Prime Meridian Holding Company, 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308 or by calling (850) 907-2301.

Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominees to the Company’s Board of Directors.

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EXECUTIVE COMPENSATION

General

The Company and the Bank each employ the same individuals to serve as Chief Executive Officer and Chief Financial Officer. In 2016, the Company and the Bank executed a Management Services Agreement which outlines the duties of the Chief Executive Officer and the Chief Financial Officer for the Company and calls for the Company to reimburse the Bank for an appropriate percentage of each’s salary. Since the execution of the Management Services Agreement, their salaries have been 30% attributable to the Company and 70% attributable to the Bank and are expected to continue at those percentages through 2017.

Prime Meridian’s Compensation and Nominating Committee, working in conjunction with the Chief Executive Officer/President, look at different compensation alternatives to attract and retain qualified management, to meet short-term financial goals, and to enhance long-term shareholder value. The objective is to pay each executive officer the base salary that would be paid on the open market for a similarly qualified officer of that position. The Compensation and Nominating Committee determines the level of base salary and any incentive bonus for the Chief Executive Officer based upon competitive norms, derived from surveys published by independent banking institutes and private companies specializing in the analysis of financial institutions. Such surveys provide information regarding compensation of financial institution officers and employees based on the size and geographic location of the financial institution and serve as a benchmark for determining executive salaries.

In 2016, the Compensation and Nominating Committee established a performance matrix based on a maximum percentage of nonperforming assets to total assets, increase in net income and total asset size growth. Under the performance matrix, the Chief Executive Officer was eligible to receive incentive stock options from 0 shares to 15,600 shares and a cash bonus from $0 to $75,000, based on the consolidated performance of the Company and the Bank. If the minimum thresholds were not met, the Chief Executive Officer would receive no bonus. In the first quarter of 2017 and pursuant to the performance bonus matrix for Chief Executive Officer Dixon, the Compensation and Nominating Committee approved the grant of 11,540 incentive stock options under the 2015 Stock Option Plan at $17.03 per share, the fair market value as of the date of the grant, and a $48,750 cash bonus for the Company’s performance for the year ended December 31, 2016. The Company intends to adopt a new performance-based compensation plan for Chief Executive Officer Dixon for 2017 following this offering.

Effective January 1, 2016, the Executive Management team adopted an Incentive Plan for officers and employees to be used in determining cash bonuses based upon three components: overall bank performance, individual performance, and special recognition. Pursuant to the Incentive Plan, Chief Financial Officer and Executive Vice President Guemple earned and received a cash bonus of $31,000 and Senior Lender and Executive Vice President Jensen earned and received a cash bonus of $24,268.

Until March 2015, the Board of Directors acted as the Compensation and Nominating Committee. On March 20, 2015, a Compensation Committee for the Company was established and a charter adopted. The charter for the Compensation Committee was updated and approved by the Board of Directors on March 16, 2017, changing the name to the Compensation and Nominating Committee. In addition to the name change, the committee now has responsibility for assisting the Board in filling vacancies from time to time.

At December 31, 2016, the members of the Compensation and Nominating Committee were Steven D. Smith (Chairman); Steven L. Evans; Kathleen C. Jones; Robert H. Kirby; Frank L. Langston; and Richard A. Weidner. The opinion of the Board of Directors is that in 2016, each member of the Compensation and Nominating Committee was an “independent director” using the standards set forth under Section 5600 of the NASDAQ Stock Market Rules, except for Director Jones, who was employed by the Company during each of the three previous years.

Summary Compensation Table

The following table provides information regarding the compensation earned by the Company’s named executive officers for our fiscal years ended December 31, 2016, 2015, and 2014.

Name and Principal Position	Year	Salary		Bonus		Stock Awards		Option Awards		All Other Compensation(1)		Total
Sammie D. Dixon, Jr. CEO and President	2016 2015 2014	$ $ $	282,000 272,250 245,000	$ $ $	48,750 30,000 30,000	$ $ $	— — —	$ $ $	14,595 6,525 —	$ $ $	6,600 6,600 6,600	$ $ $	351,945 315,375 281,600
R. Randy Guemple(2) CFO and EVP	2016 2015 2014	$ $ $	180,000 73,333 —	$ $ $	31,000 1,840 —	$ $ $	— — —	$ $ $	— — —	$ $ $	— 8,800 9,300	$ $ $	211,000 83,973 9,300
Chris L. Jensen, Jr. SLO and EVP	2016 2015 2014	$ $ $	167,860 162,000 148,125	$ $ $	24,268 19,949 15,250	$ $ $	— — —	$ $ $	— — —	$ $ $	6,600 6,600 6,600	$ $ $	198,728 188,549 169,975

(1)	Includes car allowances
(2)	Director Guemple became Chief Financial Officer on January 1, 2016. In 2015, he was employed as a consultant and was paid $75,173 in salary and bonus. He was paid $8,800 and $9,300 in directors’ fees in 2015 and 2014, respectively.

Outstanding Equity Awards

The Board of Directors believes that stock-based incentives are important factors in attracting, retaining, and rewarding employees and directors of the Bank and directors of the Company and closely aligning their interests with those of shareholders.

The 2007 Plan was approved by the shareholders of the Bank at a Special Meeting of the Shareholders held on December 27, 2007, prior to the share exchange pursuant to which the Company acquired the Bank. The Company assumed the Plan upon its acquisition of the Bank. The Plan provided for grants of options to purchase common stock. Options to purchase common stock could be either incentive stock options (“ISOs”), which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified options, which are not intended to satisfy the requirements of Section 422 of the Code (“NQOs”). As of May 20, 2015, no further grants will be made under the 2007 Stock Option Plan (the “2007 Plan”). Unexercised stock options that were granted under the 2007 Plan will remain outstanding and will expire under the terms of the individual stock grant.

The 2015 Stock Incentive Compensation Plan (the “2015 Plan”) was approved by Shareholders at the Company’s annual meeting of shareholders on May 20, 2015 and permits the Company to grants its key employees and directors stock options, stock appreciation rights, performance shares, and phantom stock. The 2015 Plan replaced the 2007 Stock Option Plan (the “2007 Plan”). Under the 2015 Plan, the number of shares which may be issued is 500,000, but in no instance more than 15% of the issued and outstanding shares of the Company’s common stock. However, the maximum number of shares available under the 2015 Plan is subject to appropriate adjustment in the case of any stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, exchanges, or other changes in capitalization affecting common stock. As of December 31, 2016, no stock options, stock appreciation rights, performance shares, or phantom stock shares had been issued under the 2015 Plan.

The 2015 Plan is administered by the Company’s Compensation and Nominating Committee, which has the authority to interpret the Plan, to establish rules as deemed necessary for the implementation or maintenance of the Plan, to determine grants for eligible participants under the Plan, to make all other decisions or determinations required or considered appropriate for the operation of the Plan and the distribution of benefits under the Plan, and to retain professional assistance in the evaluation of director and senior executive officer compensation. Our Board of Directors has reserved to itself the right to amend or terminate the Plan. However, no amendment may be implemented without approval of the shareholders to the extent such approval is required under applicable law, Code Section 422, Rule 16b-3, or any applicable stock exchange rule. Furthermore, in no case can options be re-priced either by cancellation and re-grant or by lowering the exercise price of a previously granted award.

The following table provides information regarding stock options held by each of the Company’s named executive officers as of December 31, 2016. All of the stock options shown in the table below were granted under the 2007 Plan and have a per share exercise price equal to or greater than the fair market value of our common stock on the grant date. Executive officers exercised a total of 6,900 options in 2016. Mr. Dixon exercised 3,000 options, Mr. Guemple exercised 1,400 options, and Mr. Jensen exercised 2,500 options in 2016.

Name and Principal Position	Date of Grant	# of Securities Underlying Unexercised Option (#) Exercisable	# of Securities Underlying Unexercised Option (#) Unexercisable	Option Exercise Price	Option Expiration Date
Sammie D. Dixon, Jr. CEO and President	3/30/15	2,000	0	$12.50	3/30/20
R. Randy Guemple CFO and EVP	1/1/09 1/1/09	1,400 1,400	0 0	10.00 10.00	1/1/18 1/1/19
Chris L. Jensen, Jr. SLO and EVP	1/1/09 1/1/09	2,500 2,500	0 0	10.00 10.00	1/1/18 1/1/19

There are no Compensation and Nominating Committee interlocks between the Company and any other entities associated with our executive officers and directors who serve as an executive officer or director of such other entities.

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DIRECTOR COMPENSATION

PMHG does not pay directors fees. In 2016, the Bank paid its directors $750 per Board meeting attended, $150 per Board committee meeting attended, and $225 to chair a Board committee meeting, all of which could be paid in cash or shares of the Company’s common stock at the greater of its quarter-end book value or its quarter-end weighted average market price. In addition, the Chairman of the Board was paid a $6,000 annual retainer in 2016 and 2015. The Bank paid a total of $129,763 in the aggregate of fees paid in cash and shares of stock to its directors in 2016 and $96,800 in the aggregate of fees paid in cash and shares of stock to its directors in 2015. Additionally, Director Jones was paid a $50,000 consultant fee in 2016 for her role as Senior Advisor following her retirement as Executive Vice President and Chief Financial Officer on December 31, 2015.

In 2012, the Company’s Board of Directors and shareholders adopted the Directors’ Compensation Plan (“Directors’ Plan”). The Directors’ Plan permits the Bank’s directors to elect to receive any compensation to be paid to them in shares of the Company common stock. Should the Company pay director fees in the future, the Directors’ Plan would allow them to make the same election. Pursuant to the Directors’ Plan, each director is permitted to make an annual election to receive shares of stock instead of cash. To encourage directors to elect to receive stock, the Directors’ Plan provides that if a director elects to receive shares of common stock, he or she will receive 110% of the amount of fees set by the Board. The value of common stock to be awarded pursuant to the Directors’ Plan will be the closing price of a share of common stock if the stock is traded on any market or exchange, or a price set by the Board, acting in good faith, but in no case less than fair market value. The maximum number of shares to be issued pursuant to the Directors’ Plan is limited to 74,805 shares, which is approximately 3.73% of the total shares outstanding as of December 31, 2016. Directors became eligible to participate in the Directors’ Plan on January 1, 2013. In 2016, the Company issued 3,928 shares under the Directors’ Plan and there were 62,014 shares remaining in the plan at December 31, 2016.

The following table sets forth compensation paid or awarded during 2016 to each of our Bank directors other than executive officers Mr. Dixon, Mr. Guemple and Mr. Jensen, whose compensation is described in the “Summary Compensation Table” on page 59.

Name	Total Fees Awarded in Stock		Total Fees Paid in Cash	Total Value
	Cash Value	# of Shares		of Compensation
William D. Crona	0	0	$11,325	$11,325
Steven L. Evans	0	0	$14,050	$14,050
Kathleen C. Jones(1)	0	0	$58,550	$58,550
Robert H. Kirby	$11,385	815	0	$11,385
Frank L. Langston	0	0	$11,900	$11,900
Todd A. Patterson, D.O.	$10,890	786	0	$10,890
L. Collins Proctor, Sr.	0	0	$14,425	$14,425
Garrison A. Rolle, M.D.	$9,460	673	0	$9,460
Steven D. Smith	$12,043	887	0	$12,403
Marjorie R. Turnbull	0	0	$8,650	$8,650
Richard A. Weidner	$10,725	767	$6,000	$16,725

(1)	Director Jones was paid a $50,000 consultant fee in 2016 for her role as a Senior Advisor following her retirement as Executive Vice President and Chief Financial Officer on December 31, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

Principal Shareholders

As of April 26, 2017, the Company knows of no beneficial owner of five percent or more of its outstanding shares of common stock, the only class of voting securities. We are not aware of any arrangements or any pledge of securities of the Company through which a change in control of the Company may result at some subsequent date. The following table sets forth the number of shares and percentages of common stock that the directors and executive officers of the Company beneficially owned as of April 26, 2017.

Name	Position with the Company	Number of Shares(1)		Right to Acquire(2)	Beneficial Ownership Percentage(3)
William D. Crona	Director	42,800		2,800	2.27%
Sammie D. Dixon, Jr.	CEO, President, & Director	87,213		13,540	4.99
Steven L. Evans	Director	25,869		2,800	1.43
R. Randy Guemple	CFO, EVP, & Director	27,100		2,800	1.49
Chris L. Jensen, Jr.	EVP & Director	44,090		5,000	2.44
Kathleen C. Jones	Director	16,750		—	0.83
Robert H. Kirby	Director	73,238		2,800	3.78
Frank L. Langston	Director	29,700		2,800	1.62
Todd A. Patterson, D.O.	Director	40,382		2,800	2.15
L. Collins Proctor, Sr.	Director	19,000	(4)	2,800	1.08
Garrison A. Rolle, M.D.	Director	28,909		2,800	1.58
Steven D. Smith	Director	61,322	(5)	2,800	3.19
Marjorie R. Turnbull	Director	20,400		2,200	1.12
Richard A. Weidner	Chairman & Director	90,762		—	4.52

Total (14 people)		607,535		45,940	31.3%

(1)	Includes shares for which the named person:
•	has sole voting and investment power;
•	has shared voting and investment power with a spouse, or
•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.
(2)	Shares covered by stock options.
(3)	Based on 2,007,072 shares outstanding and only the listed individual exercising his or her stock options.
(4)	Includes 9,200 shares beneficially owned by Mr. Proctor’s spouse in her 401(k) and IRA, and as custodian of UGTMA/FL accounts.
(5)	Includes 24,000 shares owned by Mr. Smith’s spouse.

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Equity Compensation Plan Information

The following table sets forth information relating to PMHG’s equity compensation plans as of December 31, 2016.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Options, Warrants, and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders
2007 Stock Option Plan	42,200	$10.16	0
2012 Directors’ Compensation Plan	0	N/A	62,014
2015 Stock Option Plan	0	N/A	500,000
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	42,200	$10.16	562,014

*	In 2016, pursuant to the Directors’ Plan, PMHG issued 3,928 shares of its common stock to members of the Board of Directors. The shares issued pursuant to the Directors’ Plan were previously authorized but unissued shares of the common stock of the Company and the per share price upon which they were awarded was based upon the greater of the book value or the weighted average market price as of the quarter-end preceding the date of grant and was not based upon a previously set exercise price.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We encourage our directors, executive officers, and their immediate family members to establish client relationships with the Bank. Loans made to directors, executive officers, and their immediate families, as well as, any principal shareholders, require approval of a majority of the disinterested directors approving the loan. All transactions between the Company or the Bank and their directors, executive officers, the immediate family members of directors and executive officers, employees, and any principal shareholders, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with nonaffiliated persons. In these transactions, management’s opinion did not involve above average risk of collectability or present any other unfavorable features.

At December 31, 2016 and 2015, loans to directors, executive officers, and their immediate family members and affiliates represented $5.9 million and $6.1 million, respectively, or approximately 2.6% and 3.2%, respectively, of the Bank’s total loan portfolio (excluding loans held for sale). All of these loans are current and performing according to their terms.

We leased our Timberlane Road office space from MS Timberlane, Inc., a company for which Director Crona also serves as a director, through January 31, 2016. The payments we made under that lease for the years ended December 31, 2016 and 2015 were $10,000 and $137,000, respectively. In addition, the Company purchased various insurance policies through Earl Bacon Agency, Inc. that employs the spouse of Director Jones. The premiums paid totaled $531,000 in 2015 and $406,000 in 2016.

Also, during July, 2015, the Bank purchased three acres of land in Wakulla County, Florida from Susan Payne Turner, the Bank’s Executive Vice President and Chief Risk Officer, who owned 50% of the parcel. The total purchase price was $290,000 and the Company constructed a permanent branch office facility at that location.

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MARKET FOR OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

The Company’s common stock is traded on the OTCQX, an interdealer quotation system, under the symbol “PMHG.” As of December 31, 2016, there were 337 record holders of common stock.

The following table sets forth the quarterly range of high and low bids and cash dividends declared for the common stock for each full calendar quarter indicated, as published by the OTCQX.

	High Bid	Low Bid	Cash Dividends
2017
First quarter	$17.45	$15.25	$0.07
2016
First quarter	$15.00	$12.15	$0.05
Second quarter	$15.50	$13.15
Third quarter	$14.50	$13.25
Fourth quarter	$15.26	$13.75
2015
First quarter	$—	$—
Second quarter	$—	$—
Third quarter	$11.75	$0.00
Fourth quarter	$12.11	$11.75

*	Shares of PMHG common stock became listed and publicly traded on the OTCQX marketplace on August 24, 2015.

The above bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Prior to the third quarter of 2015, the Company’s common stock was not traded in any established trading market and had periodically been sold in a limited number of privately negotiated transactions between stockholders.

Dividends

In January 2017, the Board of Directors declared an annual dividend of $0.07 per share on its common stock payable on March 7, 2017 to shareholders of record on February 16, 2017. Florida law and federal regulations limit the Bank’s ability to declare and pay dividends to the Company (see “Government Supervision and Regulation – Payment of Dividends”).

Share Repurchase

We did not repurchase any shares of our common stock in 2016.

PLAN OF DISTRIBUTION AND THE OFFERING

General

Our offering will commence on the date of this Prospectus and we are offering shares of our common stock on a best efforts basis. Our Placement Agents have agreed to act as our selling agents on a best efforts basis. We have agreed to pay our Placement Agents certain commissions for their services, as described below. Our Placement Agents have agreed to use their best efforts to procure potential purchasers for our shares, but neither the Placement Agents nor any other person has agreed to purchase any shares. The maximum number of shares we will sell is 909,090, for aggregate offering proceeds of $14,999,985. In addition, we reserve the right to reject, in whole or in part, any or all subscriptions we receive in the offering.

The shares are being offered only to investors in those states where we have registered this offering or an exemption from securities registration is available. To properly subscribe for shares in the offering, the appropriate sections of the Subscription Agreement must be completed.

Expiration Dates of the Offering

This offering will expire on May 12, 2017, unless extended in the discretion of the Board of Directors until no later than June 30, 2017. We also reserve the right to terminate the offering at any time.

Distribution

Subscribers indicating an interest in acquiring shares will be provided with a copy of this Prospectus prior to the acceptance of subscription funds. Subscriptions will be accepted subject to availability and in the Board’s discretion as described above. Further, subscriptions will be accepted by us only if accompanied by a completed Subscription Agreement and payment of the subscription price for the shares to be purchased.

All funds received for subscriptions for the shares of common stock will be placed in an escrow account with the Escrow Agent. The Escrow Agent will hold all payments for subscriptions for the shares until we and the Placement Agents elect to hold a closing of the offering and notify the Escrow Agent of such closing. Upon receipt of such notice regarding the closing, the Escrow Agent will release the subscription funds in the escrow account to us, minus any commissions due, which the Escrow Agent will pay directly to the Placement Agents. If we do not close the offering or, where there has already been a closing in the offering, have another closing, for any reason, then all subscription funds received will be returned by the Escrow Agent to subscribers, without deduction and without interest thereon, as soon as practicable thereafter.

We may conduct multiple closings of this offering at the discretion of the Board and will issue any shares purchased promptly after each closing. If the offering is terminated for any reason without the release of any subscription proceeds to us, all subscription proceeds will promptly be returned to subscribers, without accrued interest or deduction for expenses.

No Conditions to Closing

There are no conditions or minimum amount required to close this offering. We will accept subscriptions and issue shares regardless of the amount of subscriptions we receive.

Compensation of our Placement Agents

The Placement Agents will act on a best efforts basis to identify investors and to complete sales to them and other investors identified by us. The Placement Agents will not have any obligation or commitment to sell any specific dollar amount or number of shares of common stock or to acquire any shares for its own account or with a view to their distribution.

We will pay the Placement Agents a 5% commission on the proceeds we receive in this offering; provided, however, that we will pay a 1% commission on sales to certain investors identified by us to the Placement Agents. We have also agreed to reimburse FIG for up to $50,000 in legal fees (which includes fees and expenses of Placement Agents’ counsel in obtaining a no-objection letter from FINRA), and up to $25,000 in travel and other out-of-pocket expenses and marketing and syndication expenses. In addition, we have agreed to indemnify the Placement Agents for certain liabilities under the Securities Act of 1933, as amended.

Procedures for Subscribing for Shares

Persons who wish to participate in this offering must deliver to us a properly completed and executed Subscription Agreement, together with payment of the aggregate subscription price for the shares being purchased. Payment must be by check or money order made payable to “First National Bankers Bank as escrow agent for Prime Meridian Holding Company.” Payment should be made sufficiently in advance of the expiration of any offering period to ensure that payment is received by such date.

The Subscription Agreement and payment of the subscription price should be delivered to:

Prime Meridian Holding Company 1897 Capital Circle NE, Second Floor Tallahassee, Florida 32308 Attention: R. Randy Guemple, Chief Financial Officer

Subscribers may also submit subscription funds by wire transfer. Subscribers wishing to submit their subscription funds by wire transfer should request wiring instructions from the Company or the Placement Agents.

We recommend that you send your Subscription Agreement by registered mail, return receipt requested, and allow a sufficient number of days for delivery and clearance of payment prior to any applicable termination date. Subscriptions are deemed accepted by us only upon the execution of the Subscription Agreement on our behalf. Subscribers may not revoke Subscription Agreements at any time except with our consent. We reserve the right to cancel accepted subscriptions or to terminate the offering at any time and for any reasons, and to reject, in whole or in part and in our sole discretion, any subscription. If we do not accept a subscription, we will return subscription funds without deduction and without interest thereon, as soon as practicable thereafter.

Our Relationship with the Placement Agents

The Placement Agents and their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing, and brokerage activities. The Placement Agents and/or their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their various business activities, the Placement Agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The Placement Agents and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Offering Price

The Board of Directors established the offering price for the shares after consultation with the Placement Agents and by considering several factors, including our financial and operational condition, the liquidity character of the stock, the price paid for the most recent sales of our common stock, and the current economic environment and related market conditions for stock in bank holding companies of comparable size and scope as PMHG. The offering price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, profits, financial condition, or any other established criteria for value. You should not consider the offering price as an indication of the present or future value of shares of our common stock.

Purchase Limitations

The Board of Directors of PMHG reserves the right to reject any subscriptions, in whole or in part, which means we have discretion to limit your purchase. There is no minimum subscription size required for an investor to participate in this offering. Shares also will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities, unless such person has obtained such approval.

No person will be allowed to purchase, individually, or together with associates of, or persons acting in concert with such person, shares that, when aggregated with current holdings, would result in the individual owning 10% or more of the outstanding shares at the conclusion of the offering without prior approval of our regulators. Under federal regulations, a rebuttable presumption of concerted action will occur, or an individual will be considered to be a related party, with the following:

•	the members of a person’s immediate family (which includes a person’s spouse, father, mother, step-parent, children, step-children, brothers, step-brothers, sisters, step-sisters, and grandchildren; the father, mother, brothers, and sisters of the person’s spouse; and the spouses of the foregoing);

•	a company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of PMHG;

•	companies under common control;

•	persons that are parties to any agreement, contract, understanding, relationship, or other arrangement, whether written or otherwise, regarding the acquisition, voting, or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 225.42(a)(5) of the Federal Reserve Act;

•	persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Exchange Act (15 U.S.C. Sections 78m or 78n), and the rules promulgated thereunder by the SEC; or

•	any trust for which the person serves as trustee.

Closings

We may conduct multiple closings of this offering at the discretion of the Board and issue shares promptly after each closing. If the offering terminates for any reason without the release of any subscription proceeds to us, all subscription proceeds will promptly be returned to subscribers, without interest or deduction.

DESCRIPTION OF SECURITIES

Common Stock

PMHG has 9,000,000 shares of authorized common stock, par value $0.01, per share. As of December 31, 2016, there were 2,004,707 shares of the common stock issued and outstanding. Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock. The holders of common stock are entitled to elect the members of the Board of Directors and are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders. Holders of common stock do not have cumulative voting rights, which means that each holder may cast only one vote for each share owned on any particular matter or director.

The holders of common stock are entitled to dividends and other distributions if, as, and when, declared by our Board of Directors out of assets legally available for that purpose. Upon the liquidation, dissolution or winding up of the Company, the holder of each share of common stock is entitled to share ratably, based on the number of shares held, in the Company’s assets remaining after payment of all of our debts and liabilities. All shares of common stock outstanding are fully paid and nonassessable. Holders of our common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of common stock which we may issue in the future. If additional shares of our common stock are issued, such new shares would have the same voting and other rights and privileges as the currently issued and outstanding shares of common stock, including the right to cast one vote per share on all matters and to participate in dividends when and to the extent declared and paid. There are no redemptive or sinking fund provisions applicable to the common stock.

Preferred Stock

PMHG has 1,000,000 shares of authorized, but undesignated preferred stock. To issue preferred stock will require the approval of our shareholders. Preferred stock may have certain preferences over the common stock regarding voting, dividend, and liquidation rights. If shares of our preferred stock are issued, such new shares would have the rights, preferences and limitations as determined by the Board of Directors, and as approved by our shareholders.

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INDEMNIFICATION

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by, or in the right of, the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s Articles of Incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, both PMHG’s and the Bank’s Bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

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SUPERVISION AND REGULATION

General

As a one-bank holding company, we are subject to an extensive collection of state and federal banking laws and regulations, which impose specific requirements and restrictions on virtually all aspects of our operations. We are affected by government monetary policy and by regulatory measures affecting the banking industry in general. These regulations are primarily intended to protect depositors, borrowers, the public, the FDIC, and the integrity of the U.S. banking system and capital markets. Future legislative enactments, changes in governmental policy, or changes in the way such laws or regulations are interpreted by regulatory agencies or courts could have a material impact on our business, operations, and earnings. Federal economic and monetary policy may also affect our ability to attract deposits, make loans, and achieve our planned operating results.

The following is a brief summary of some of the statutes, rules, and regulations that currently affect PMHG’s and the Bank’s operations. This summary is qualified in its entirety by reference to the particular statutory and regulatory provision referred to below, and is not intended to be an exhaustive description of the statutes or regulations applicable to our business. Any change in applicable laws or regulations may have a material adverse effect on our business.

Prime Meridian Holding Company

As a bank holding company, PMHG is subject to regulation under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). As such, the Company is required to file semi-annual and annual reports and other information with the Federal Reserve regarding its business operations and those of its subsidiary. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank without prior approval of the Federal Reserve. The Company is further prohibited from merging or consolidating with another bank holding company without prior approval.

Prior to any person or company, excluding a bank holding company, acquiring control of a bank holding company, subject to certain exemptions, the BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require either the Federal Reserve’s stated approval or a notice be furnished to the Federal Reserve and not disapproved. Control is conclusively presumed to exist when an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control may be presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Additionally, the BHCA provides that the Federal Reserve may not approve any of these transactions if it would result in a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below. As a result of the USA PATRIOT Act, the Federal Reserve is also required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions.

Except as authorized by the BHCA and Federal Reserve regulations or orders, a bank holding company is generally prohibited from acquiring direct or indirect control of 5% or more of the voting shares of any company engaged in any business other than the business of banking or managing and controlling banks. The primary exception allows a bank holding company to own shares in any company whose activities have been determined by the Federal Reserve to be so closely related to banking or to managing or controlling banks that ownership of shares of that company is appropriate. Activities the Federal Reserve has determined by regulation to be permissible for bank holding companies include the following:

•	making or servicing loans and certain types of leases;

•	engaging in certain insurance activities;

•	performing certain data processing services;

•	acting in certain circumstances as a fiduciary or investment or financial advisor;

•	providing management consulting services;

•	owning savings associations; and

•	making investments in corporations or projects designed primarily to promote community welfare.

In accordance with Federal Reserve Policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve’s policy, we may be required to provide financial support to the Bank at a time when, absent such Federal Reserve Policy, it might not be deemed advisable to provide such assistance. Under the BHCA, the Federal Reserve may also require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition. The Dodd-Frank Act Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) codified the Federal Reserve’s policy on serving as a source of financial strength. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. A bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

The Federal Reserve’s authority was expanded through the Financial Institutions Reform Recovery and Enforcement Act of 1989 (“FIRREA”) to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues. FIRREA also expanded the scope of the individuals and entities against which such penalties may be assessed.

Prime Meridian Bank

As a state-chartered commercial bank, the Bank is subject to the supervision and regulation of the OFR and the FDIC. Our deposits are insured by the FDIC for a maximum of $250,000 per account ownership category. For this protection, we must pay a quarterly statutory assessment and comply with the rules and regulations of the FDIC. The assessment levied on a bank for deposit insurance varies, depending on the capital position of each bank, and other supervisory factors. Currently, we are subject to the statutory assessment.

The Federal Deposit Insurance Act provides that, in the event of the “liquidation or other resolution” of a bank, the claims of depositors of the bank, including the claims of the FDIC as subrogee of insured depositors and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against a bank. If a bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors and shareholders.

Areas regulated and monitored by the bank regulatory authorities include:

•	security devices and procedures;

•	adequacy of capitalization and loss reserves;

•	loans;

•	investments;

•	borrowings;

•	deposits;

•	mergers;

•	issuances of securities;

•	payment of dividends;

•	establishment of branches;

•	corporate reorganizations;

•	transactions with affiliates;

•	maintenance of books and records; and

•	adequacy of staff training to carry out safe lending and deposit gathering practices.

Dodd-Frank Wall Street Reform and Consumer Protection Act

Enacted in 2010, the Dodd-Frank Act has increased the regulation and oversight of the financial services industry. The Dodd-Frank Act addresses, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, derivatives, lending limits, thrift charters, and changes among the banking regulatory agencies. Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, require regulations to be promulgated by various federal agencies before implementation, some of which have already been proposed and enacted by the applicable federal agencies. Certain provisions will not apply to banking organizations with less than $10 billion of assets; however, the provisions of the Dodd-Frank Act may have unintended effects on smaller banks, which will not be clear until execution.

The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to some of our business practices, or otherwise adversely affect our business. These impacts may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. It may further necessitate higher levels of regulatory capital and/or liquidity and lead to a change in our business strategy. We cannot predict the effects of this legislation and the corresponding regulations on us, our competitors, or on the financial markets and economy, although it may significantly increase costs and impede efficiency of internal business processes.

Restrictions on Transactions with Affiliates and Loans to Insiders

Under Sections 23A and 23B of the Federal Reserve Act, the Bank is subject to restrictions that limit the transfer of funds or other items of value to the parent holding company, and any other non-bank affiliates in so-called “covered transactions.” The term “covered transaction” includes loans, leases, other extensions of credit, investments and asset purchases, issuance of a guarantee, as well as other transactions involving the transfer of value from the Bank to an affiliate or for the benefit of an affiliate. An affiliate of a bank is any company or entity which controls, is controlled by, or is under common control with the bank. Unless an exemption applies, covered transactions by the Bank with a single affiliate are limited to 10% of the Bank’s capital stock and surplus (tangible capital) and all such transactions are required to be on terms substantially the same, or at least as favorable to the Bank or subsidiary, as those provided to a nonaffiliate. With respect to all covered transactions with affiliates in the aggregate, they are limited to 20% of the Bank’s capital and surplus.

The Dodd-Frank Act expanded the scope of Section 23A, and going forward, will include investment funds managed by an affiliate institution as well as other hurdles. In addition, the Dodd-Frank Act expanded coverage of transactions with insiders by including credit exposure arising from derivative transactions. The Dodd-Frank Act furthermore prohibits an insured depository institution from purchasing or selling an asset to an executive officer, director, or principal shareholder (or any related interest of such a person) unless the transaction is on market terms. If the transaction exceeds 10% of the institution’s capital, it must be approved in advance by a majority of the disinterested directors.

A bank’s authority to extend credit to executive officers, directors and shareholders with greater than 10% ownership, as well as entities controlled by such persons, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the Federal Reserve. Among other things, these loans must be made on terms substantially the same as those offered to unaffiliated individuals. The amount of loans a bank may make to these persons is based, in part, on the bank’s capital position, and certain approval procedures must be followed in making loans which exceed specified amounts.

Basel III and Sarbanes-Oxley Act

Additionally, in July 2013, the FDIC approved revisions to its capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. Beginning in January 2015, Basel III and the regulations of the federal banking agencies required bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards. Compliance with these rules will likely impose additional costs on the Company and the Bank.

The Sarbanes-Oxley Act of 2002 comprehensively revised the laws affecting corporate governance, accounting obligations, and corporate reporting requirements for companies with debt or equity securities registered under the Securities Exchange Act of 1934. Compliance with this complex legislation and subsequent SEC rules is a major focus of all public corporations and will be so for the Company going forward. One of the more applicable provisions of this act is corporate responsibility for financial reports. Sarbanes-Oxley requires a public company’s principal executive officer and principal financial officer to sign quarterly and annual reports stating that they have reviewed the reports and that they are true.

Capital

Banks are subject to regulatory capital requirements imposed by the Federal Reserve and the FDIC. Until a bank holding company’s assets reach $1 billion, the risk-based capital and leverage guidelines issued by the Federal Reserve are applied to bank holding companies on a nonconsolidated basis, unless the bank holding company is engaged in nonbank activities involving significant leverage, or it has a significant amount of outstanding debt held by the general public. Instead a bank holding company with less than $1 billion generally applies the risk-based capital and leverage capital guidelines on a bank only basis and must only meet a debt-to-equity ratio at the holding company level. The FDIC risk-based capital guidelines apply directly to insured state banks, regardless of whether they are subsidiaries of a bank holding company. Both agencies’ requirements, which are substantially similar, establish minimum capital ratios in relation to assets, both on an aggregate basis as adjusted for credit risks and off-balance sheet exposures. The risk weights assigned to assets are based primarily on credit risks. Depending upon the riskiness of a particular asset, it is assigned to a risk category. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, risk weights (from 0% to 150%) are applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Capital is then classified into three categories, Common Equity Tier 1, Additional Tier 1, and Tier 2. Common Equity Tier 1 Capital (“CET1”) is the sum of common stock instruments and related surplus net of treasury stock, retained earnings, Accumulated Other Comprehensive Income (“AOCI”), and qualifying minority interests, less applicable regulatory adjustments and deductions that include AOCI (if an irrevocable option to neutralize AOCI is exercised). Mortgage-servicing assets, deferred tax assets, and investments in financial institutions are limited to an aggregate of 15% of CET1 and 10% of CET1 individually. Additional Tier 1 Capital includes noncumulative perpetual preferred stock, Tier 1 minority interests, grandfathered trust preferred securities, and Troubled Asset Relief Program instruments, less applicable regulatory adjustments and deductions. Tier 2 Capital includes subordinated debt and preferred stock, total capital minority interests not included in Tier 1, and ALLL not exceeding 1.25% percent of risk-weighted assets, less applicable regulatory adjustments and deductions.

Effective January 1, 2015, smaller banks, such as the Bank, became subject to the following new capital level threshold requirements under the FDIC’s Prompt Corrective Action (“PCA”) regulations.

PCA Capital Category	Threshold Ratios
	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	CET1 Risk-Based Capital Ratio	Tier 1 Leverage Capital Ratio
Well capitalized	10%	8%	6.5%	5%
Adequately Capitalized	8%	6%	4.5%	4%
Undercapitalized	< 8%	< 6%	< 4.5%	< 4%
Significantly Undercapitalized	< 6%	< 4%	< 3%	< 3%
Critically Undercapitalized	Tangible Equity/Total Assets ≤ 2%

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Community banks also became, and will become, subject to the following minimum capital requirements as of the dates indicated below.

Year (as of January 1)	2016	2017	2018	2019
Minimum CET1 ratio	4.5%	4.5%	4.5%	4.5%
Capital conversion buffer	0.625%	1.25%	1.875%	2.50%
Phase-in of deductions from CET1*	60.0%	80.0%	100.0%	100.0%
Minimum tier 1 capital	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%

*	Including certain threshold deduction items that are over the limits.

Federal banking regulators have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank’s financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank’s capital adequacy, the revised capital standards now explicitly include a bank’s exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank’s economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

Federal bank regulatory agencies possess broad powers to take prompt corrective action as deemed appropriate for an insured depository institution and its holding company, based on the institution’s capital levels. The extent of these powers depends upon whether the institution in question is considered “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly under-capitalized,” or “critically undercapitalized.” Generally, as an institution is deemed to be less well-capitalized, the scope and severity of the agencies’ powers increase, ultimately permitting the agency to appoint a receiver for the institution. Business activities may also be influenced by an institution’s capital classification. For instance, only a “well-capitalized” depository institution may accept brokered deposits without prior regulatory approval and can engage in various expansion activities with prior notice, rather than prior regulatory approval. However, rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change the capital position of the Bank in a relatively short period of time. Failure to meet these capital requirements could subject the Bank to prompt corrective action provisions of the FDIC, which may include filing with the appropriate bank regulatory authorities a plan describing the means and a schedule for achieving the minimum capital requirements. In addition, we would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within an acceptable period of time.

As of December 31, 2016, the Bank was considered to be “well capitalized” with an 8.73% Tier 1 Leverage ratio; a 11.70% Common Equity Tier 1 Risk-based Capital ratio, a 11.70% Tier 1 Risk-based Capital ratio, and a 12.95% Total Risk-based Capital ratio.

Other Safety and Soundness Regulations

The federal banking agencies also have adopted guidelines prescribing safety and soundness standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation and benefits. The federal regulatory agencies may take action against a financial institution that does not meet such standards.

Payment of Dividends

PMHG is a legal entity separate and distinct from the Bank. The Company’s principal source of funds to pay dividends on its common stock is dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends the Bank may pay to the Company without regulatory approval. The Federal Reserve Board is authorized to determine the circumstances when the payment of dividends would be an unsafe or unsound practice and to prohibit such payments. The rights of the Company, its shareholders, and creditors, to participate in any distribution of the assets or earnings of the Bank are also subject to the prior claims of creditors of the Bank. Additionally, the Florida Business Corporation Act provides that the Bank may only pay dividends if the dividend payment would not render the company insolvent, or unable to meet its obligations as they come due.

As a Florida state-chartered bank, the Bank is also subject to regulatory restrictions on the payment of dividends, including a prohibition of dividend payments from the Bank’s capital under certain circumstances without the prior approval of the OFR and the FDIC. Except with the prior approval of the OFR, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts.

Effective January 1, 2015, banks are also required to hold a capital conservation buffer of CET1 in excess of their minimum risk-based capital ratios to avoid limits on dividend payments and certain other bonus payments. Those requirements are reflected in the table below:

Capital Conservation Buffer (as a percentage of risk weighted assets)	Maximum Payout Ratio (as a % of the Previous Four Quarters of Net Income)
Greater than 2.5%	No payout limitation
Less than or equal to 2.5% and greater than 1.875%	60%
Less than or equal to 1.875% and greater than 1.25%	40%
Less than or equal to 1.25% and greater than 0.625%	20%
Less than or equal to 0.625%	0%

The Federal Reserve expects bank holding companies to serve as a source of strength to their subsidiary bank(s), which may require them to retain capital for investment in their subsidiary bank(s), rather than pay dividends to shareholders. As stated previously, the Bank may not pay dividends to PMHG, if after paying those dividends, the Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Payment of dividends by the Bank may be restricted at any time at the discretion of its applicable regulatory authorities, based upon the Bank’s capital position and asset quality.

Community Reinvestment

In connection with its lending activities, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Community Reinvestment Act (the “CRA”). The CRA requires the appropriate federal banking agency to assess the Bank’s record in meeting the credit needs of the communities served by the Bank, including low and moderate income neighborhoods. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance.” The Bank received a “satisfactory” rating in its most recent CRA evaluation. In addition, pursuant to the Gramm-Leach-Bliley Act, federal banking regulators have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties.

The Dodd-Frank Act created the Consumer Financial Protection Bureau (the “CFPB”) as an agency to centralize responsibility for consumer financial protection, including implementing, examining and enforcing compliance with federal consumer financial laws. The CFPB has begun exercising supervisory review of banks under its jurisdiction. The CFPB is expected to focus its rulemaking in several areas, particularly in the areas of mortgage reform involving the Real Estate Settlement Procedures Act, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Fair Debt Collection Practices Act; however, the content of the final rules and impact to our businesses are uncertain at this time.

Additional rulemakings to come under the Dodd-Frank Act will dictate compliance changes for financial institutions. Any such changes in regulations or regulatory policies applicable to the Bank make it difficult to predict the ultimate effect on our financial condition or results of operations.

Bank Secrecy Act / Anti-Money Laundering Laws

Since September 11, 2001, banking regulators have intensified their focus on Anti-Money Laundering and Bank Secrecy Act compliance requirements, particularly the Anti-Money Laundering provisions of the USA PATRIOT Act. The USA PATRIOT Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by creating new laws, regulations, and penalties, imposing significant new compliance and due diligence obligations, and expanding the extra-territorial jurisdiction of the U.S. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing and to verify the identity of its customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and BHC acquisitions.

Interstate Banking and Branching

Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, with the elimination of interstate branching under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within Florida.

Economic and Monetary Policies

The Bank’s earnings are affected by the policies of various banking regulatory authorities of the United States, especially the Federal Reserve and FDIC. The Federal Reserve, among other things, regulates the supply of money, credit and interest rates as a means of influencing general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for these purposes influence the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.

As is generally true with all banking institutions, the Bank’s operations are materially and significantly influenced by these general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for real estate financing and other types of loans, which in turn, is affected by interest rates and other factors affecting local demand and availability of funds.

Enterprise Risk Management

As evidenced by many of the challenges that the financial industry has faced, we understand and place significant emphasis on risk management. We have invested resources in comprehensive software which monitors every component of the Bank. We believe that taking a global view of the Bank’s processes, down to the details of each procedure, will keep us properly focused. We recognize that enterprise risk management is an ongoing process.

Our solid asset quality statistics support our emphasis on risk management. With respect to lending, our risk management philosophy focuses on structuring credits to provide for multiple sources of repayment; this philosophy, coupled with strong underwriting policies and processes administered by experienced lenders, assists us with managing and mitigating our lending risks. As loans are reviewed, any borrowers who display deteriorating financial conditions are moved to an increased level of monitoring and a plan for implementing corrective actions is developed to minimize losses. We also have an annual independent, third-party loan review performed. In addition, our risk management software has the capability to stress test our portfolio utilizing mild and severe environments.

Our program also focuses on other specific areas of risk management including asset liability management, regulatory compliance, vendor management, policy review tracking, audit functions, and internal controls. Our asset liability management process is extensive; we use independent models by reputable third parties to run our interest rate risk model. We may utilize hedging techniques whenever our models indicate short term (net interest income) or long term (economic value of equity) risk to interest rate movements.

Our enterprise risk management program assists with monitoring operational controls and compliance control functions. We have also engaged an experienced independent public accounting firm to assist us with testing controls for operations and compliance. In addition, another experienced independent firm has been engaged to review and assess our controls with respect to technology and to perform penetration testing to assist us in managing the risks associated with information security.

Correspondent Banking

Correspondent banking gives the Bank access to services that we have determined are not economical or practical to perform ourselves. We purchase correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment services, coin and currency supplies. We may also use correspondent banks for overline and liquidity loan participations and sales of loan participations.

Interest and Usury

The Bank is subject to numerous state and federal statutes that affect the interest rates that may be charged on loans. These laws do not, under present market conditions, deter the Bank from continuing to originate loans.

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LEGAL MATTERS

Certain legal matters, including, among other things, the validity of the shares of common stock offered hereby, have been passed upon by Igler and Pearlman, P.A., Tallahassee, Florida, legal counsel to PMHG. Alston & Bird LLP, Atlanta, Georgia is acting as counsel for the Placement Agents in connection with this offering.

EXPERTS

The audited consolidated financial statements of Prime Meridian as of December 31, 2016, and 2015, are included herein in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, upon the authority of that firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Prime Meridian Holding Company

Tallahassee, Florida:

We have audited the accompanying consolidated balance sheets of Prime Meridian Holding Company and Subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 21, 2017

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	December 31,
	2016	2015
Assets
Cash and due from banks	$4,817	3,528
Federal funds sold	25,963	4,657
Interest-bearing deposits	5,385	244

Total cash and cash equivalents	36,165	8,429
Securities available for sale	33,103	38,063
Loans held for sale	3,291	2,722
Loans, net of allowance for loan losses of $2,876 and $2,473	222,768	187,076
Federal Home Loan Bank stock	220	189
Premises and equipment, net	4,929	4,222
Deferred tax asset	533	368
Accrued interest receivable	798	692
Bank-owned life insurance	1,711	1,662
Other assets	423	621

Total assets	$303,941	244,044

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	61,856	50,158
Savings, NOW and money-market deposits	192,768	144,801
Time deposits	20,723	22,614

Total deposits	275,347	217,573
Official checks	632	744
Other liabilities	880	794

Total liabilities	276,859	219,111

Commitments and contingencies (Notes 4, 8 and 15)
Stockholders’ equity:
Preferred stock, undesignated; 1,000,000 shares authorized, none issued or outstanding	0	0
Common stock, $.01 par value; 9,000,000 shares authorized, 2,004,707 and 1,975,329 issued and outstanding	20	20
Additional paid-in capital	20,732	20,415
Retained earnings	6,563	4,442
Accumulated other comprehensive (loss) income	(233)	56

Total stockholders’ equity	27,082	24,933

Total liabilities and stockholders’ equity	$303,941	244,044

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Earnings

(In thousands, except per share amounts)

	Year Ended December 31,
	2016	2015
Interest income:
Loans	$9,956	8,359
Securities	700	883
Other	117	47

Total interest income	10,773	9,289

Interest expense:
Deposits	829	697
Other borrowings	1	20

Total interest expense	830	717

Net interest income	9,943	8,572
Provision for loan losses	424	433

Net interest income after provision for loan losses	9,519	8,139

Noninterest income:
Service charges and fees on deposit accounts	250	152
Mortgage banking revenue	935	546
Income from bank-owned life insurance	49	49
Gain on sale of securities available for sale	102	95
Other income	294	228

Total noninterest income	1,630	1,070

Noninterest expenses:
Salaries and employee benefits	4,131	3,523
Occupancy and equipment	907	799
Professional fees	346	375
Advertising	487	425
FDIC/State Assessment	152	114
Software maintenance, amortization and other	501	413
Other	1,188	1,012

Total noninterest expenses	7,712	6,661

Earnings before income taxes	3,437	2,548
Income taxes	1,217	844

Net earnings	$2,220	1,704

Basic earnings per share	$1.12	0.88

Diluted earnings per share	$1.11	0.87

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2016	2015
Net earnings	$2,220	1,704

Other comprehensive (loss) gain:
Change in unrealized gain on securities:
Unrealized (loss) gain arising during the year	(358)	98
Reclassification adjustment for realized gains	(102)	(95)

Net change in unrealized gain	(460)	3
Deferred income taxes on above change	171	(1)

Total other comprehensive (loss) income	(289)	2

Comprehensive income	$1,931	1,706

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2016 and 2015

($ in thousands, except share amounts)

			Additional		Accumulated Other Comprehensive	Total
	Common Stock		Paid-In	Retained	Income	Stockholders’
	Shares	Amount	Capital	Earnings	(Loss)	Equity
Balance at December 31, 2014	1,941,617	$19	20,056	2,738	54	22,867
Net earnings	0	0	0	1,704	0	1,704
Net change in unrealized gain on available for sale securities, net of income taxes of $1	0	0	0	0	2	2
Proceeds from stock options exercised	30,540	1	305	0	0	306
Common stock issued as compensation to directors	3,172	0	39	0	0	39
Stock-based compensation	0	0	15	0	0	15

Balance at December 31, 2015	1,975,329	20	20,415	4,442	56	24,933
Net earnings	0	0	0	2,220	0	2,220
Dividends paid	0	0	0	(99)	0	(99)
Net change in unrealized gain on available for sale securities, net of income tax benefit of $171	0	0	0	0	(289)	(289)
Proceeds from stock options exercised	25,450	0	261	0	0	261
Common stock issued as compensation to directors	3,928	0	55	0	0	55
Stock-based compensation	0	0	1	0	0	1

Balance at December 31, 2016	2,004,707	$20	20,732	6,563	(233)	27,082

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net earnings	$2,220	1,704
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	528	446
Provision for loan losses	424	433
Net amortization of deferred loan fees	(64)	(346)
Deferred income taxes	6	(7)
Gain on sale of securities available for sale	(102)	(95)
Amortization of premiums, discounts on securities available for sale	430	425
Gain on sale of loans held for sale	(813)	(488)
Proceeds from the sale of loans held for sale	49,739	30,319
Loan originated as held for sale	(49,495)	(30,682)
Stock issued as compensation to directors	55	39
Stock-based compensation expense	1	15
Income from bank-owned life insurance	(49)	(49)
Net increase in accrued interest receivable	(106)	(68)
Net decrease (increase) in other assets	198	(303)
Net (decrease) increase in other liabilities and official checks	(26)	717

Net cash provided by operating activities	2,946	2,060

Cash flows from investing activities:
Loan originations, net of principal repayments	(36,052)	(35,294)
Purchase of securities available for sale	(13,425)	(12,978)
Principal repayments of securities available for sale	7,892	10,252
Proceeds from the sales of securities available for sale	8,248	4,691
Maturities and calls of securities available for sale	1,457	2,042
Purchase of Federal Home Loan Bank stock	(31)	(3)
Purchase of premises and equipment	(1,235)	(1,105)

Net cash used in investing activities	(33,146)	(32,395)

Cash flows from financing activities:
Net increase in deposits	57,774	33,602
Decrease in other borrowings	0	(2,699)
Proceeds from stock options exercised	261	306
Cash dividends paid	(99)	0

Net cash provided by financing activities	57,936	31,209

Net increase in cash and cash equivalents	27,736	874
Cash and cash equivalents at beginning of year	8,429	7,555

Cash and cash equivalents at end of year	$36,165	8,429

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2016	2015
Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$830	713

Income taxes	$1,030	989

Noncash transaction-
Accumulated other comprehensive (loss) income, net change in unrealized gain on sale of securities available for sale, net of taxes	$(289)	2

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2016 and 2015 and for the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. Prime Meridian Holding Company (“PMHG”) owns 100% of the outstanding common stock of Prime Meridian Bank (the “Bank”) (collectively the “Company”). PMHG’s primary activity is the operation of the Bank. The Bank is a Florida state-chartered commercial bank. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of community banking services to individual and corporate clients through its three banking offices located in Tallahassee and Crawfordville, Florida and its online banking platform.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles generally accepted in the United States of America (“GAAP”) and prevailing practices within the banking industry.

Use of Estimates. In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of Consolidation. The consolidated financial statements include the accounts of PMHG and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits due from banks, all of which have original maturities of less than ninety days.

At December 31, 2016 and 2015, the Company was required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in noninterest-bearing accounts with other banks or in the vault in the amounts of $1,799,000 and $1,114,000 respectively.

Securities. Securities may be classified as either trading, held-to-maturity or available-for-sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive (loss) income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loans Held for Sale. Loans held for sale include mortgage loans and Small Business Administration (“SBA”) loans originated which are intended for sale in the secondary market and are carried at the lower of book value or estimated fair value in the aggregate. For the years ended December 31, 2016 and 2015, gains on loans held for sale are reported on the Consolidated Statements of Earnings under noninterest income in mortgage banking revenue, as there were no SBA loans sold during 2016 or 2015. At December 31, 2016 loans held for sale were $3,291,000 compared to $2,722,000 at December 31, 2015. At December 31, 2016 and 2015, market values exceeded book values in the aggregate.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment and loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on all portfolio classes is discontinued at the time the loan is ninety-days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or loans that are charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management confirms that a loan balance cannot be collected. Subsequent recoveries, if any, are credited to the allowance. There were no changes in the Company’s accounting policies or methodology during the years ended December 31, 2016 and 2015.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are considered impaired. For such loans, an allowance is established when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on the following factors:

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding thirty-six months. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include any deterioration of property values, reduced consumer and business spending as a result of unemployment and reduced credit availability, and a lack of confidence in the economy. The historical experience is adjusted for the following qualitative factors: (a) changes in lending policies and procedures, risk selection and underwriting standards; (b) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (c) changes in the experience, ability and depth of lending management and other relevant staff; (d) changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss; (e) quality of loan review and Board of Directors oversight; (f) changes in the nature and volume of the loan portfolio and terms of loans; (g) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (h) changes in collateral dependent loans; and (i) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral-dependent.

Premises and Equipment. Land is stated at cost. Buildings, leasehold improvements, furniture, fixtures and equipment, computer and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset, or the lease term if shorter.

Transfer of Financial Assets. Transfers of financial assets or a participating interest in an entire financial asset are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. A participating interest is a portion of an entire financial asset that (1) conveys proportionate ownership rights with equal priority to each participating interest holder (2) involves no recourse (other than standard representations and warranties) to, or subordination by, any participating interest holder, and (3) does not entitle any participating interest holder to receive cash before any other participating interest holder.

Off-Balance-Sheet Financial Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, construction loans in process, unused lines of credit, standby financial and performance letters of credit, guaranteed accounts and transactions. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Income Taxes. There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of December 31, 2016, management is not aware of any uncertain tax positions that would have a material effect on the Company’s consolidated financial statements. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns. Income taxes are allocated to the Holding Company and Bank as if separate income tax returns were filed.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP has established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include U.S. Government agency securities, municipal securities and mortgage-backed securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Impaired Loans. Estimates of fair value for impaired loans is based on the estimated value of the underlying collateral which is determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s management related to values of equipment or properties in the Bank’s market areas. Management takes into consideration the type, location or occupancy of the equipment or property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value (Level 1).

Securities. Fair values for securities are based on the framework for measuring fair value (Level 2).

Loans Held for Sale. Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices. Fair values are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality Level 3).

Loans. Fair values for variable rate loans, fixed-rate mortgage loans (e.g. one-to-four family residential), commercial real estate loans and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable (Level 3).

Federal Home Loan Bank Stock. The fair value of the Company’s investment in Federal Home Loan Bank stock is based on its redemption value (Level 3).

Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values (Level 3).

Bank-owned Life Insurance. The carrying amounts of the Company’s investment in bank-owned life insurance approximate their fair value (Level 3).

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits (Level 3).

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (Level 3).

Advertising. The Company expenses all media advertising as incurred.

Stock-Based Compensation. The Company expenses the fair value of any stock options granted. The Company recognizes stock option compensation in the consolidated statements of earnings as the options vest.

Comprehensive Income. GAAP requires that recognized revenue, expenses, gains and losses be included in earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net earnings, are components of comprehensive income.

Mortgage Banking Revenue. Mortgage banking revenue includes gains and losses on the sale of mortgage loans originated for sale and wholesale brokerage fees. The Company recognizes mortgage banking revenue from mortgage loans originated in the consolidated statement of earnings upon sale of the loans.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Accounting Standards Update. In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The ASU requires equity investments to be measured at fair value with changes in fair values recognized in net earnings, (public entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes), simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment and eliminates the requirement to disclose fair values, the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost. The ASU also clarifies that the Company should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale debt securities in combination with the Company’s other deferred tax assets. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-2, Leases (Topic 842) which will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with term of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases to be recognized on the balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. For public companies, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of determining the effect of the ASU on its consolidated financial statements. Early adoption is permitted.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718) intended to improve the accounting for employee share-based payments. The ASU affects all organizations that issue share-based payment awards to their employees. The ASU simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the consolidated statement of cash flows. For public companies, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company is in the process of determining the effect of the ASU on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326). The ASU improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by the Company. The ASU requires the Company to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. The Company will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Additionally, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is in the process of determining the effect of the ASU on its consolidated financial statements.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale

Securities have been classified according to management’s intention. The carrying amount of securities and their fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2016:
U.S. Government agency securities	$2,186	2	(17)	2,171
Municipal securities	12,614	91	(282)	12,423
Mortgage-backed securities	18,673	36	(200)	18,509

	$33,473	129	(499)	33,103

At December 31, 2015:
U.S. Government agency securities	8,376	61	(9)	8,428
Municipal securities	9,532	130	(54)	9,608
Mortgage-backed securities	20,065	52	(90)	20,027

	$37,973	243	(153)	38,063

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

Securities available for sale measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2016:
U.S. Government agency securities	$2,171	0	2,171	0
Municipal securities	12,423	0	12,423	0
Mortgage-backed securities	18,509	0	18,509	0

	$33,103	0	33,103	0

At December 31, 2015:
U.S. Government agency securities	8,428	0	8,428	0
Municipal securities	9,608	0	9,608	0
Mortgage-backed securities	20,027	0	20,027	0

	$38,063	0	38,063	0

During the years ended December 31, 2016 and 2015, no securities were transferred in or out of Level 1, Level 2 or Level 3.

The scheduled maturities of securities are as follows (in thousands):

	Amortized	Fair
	Cost	Value
At December 31, 2016:
Due in one to five years	$3,150	3,124
Due five to ten years	7,904	7,900
Due after ten years	3,746	3,570
Mortgage-backed securities	18,673	18,509

	$33,473	33,103

The following summarizes sales of securities available for sale (in thousands):

	Year Ended
	December, 31
	2016	2015
Proceeds received from sales	$8,248	4,691

Gross gains	102	96
Gross losses	0	(1)

Net gain from sale of securities	$102	95

At December 31, 2016 and 2015, securities with a fair value of $9,279,000 and $9,601,000, respectively, were pledged as collateral for public deposits and for other borrowings with clients.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

Securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

	Less Than Twelve		More Than Twelve
	Months		Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
At December 31, 2016:
U.S. Government agency securities	$(17)	1,529	0	0
Municipal securities	(282)	6,111	0	0
Mortgage-backed securities	(191)	12,709	(9)	501

	$(490)	20,349	(9)	501

At December 31, 2015:
U.S. Government agency securities	(9)	1,616	0	0
Municipal securities	(14)	1,620	(40)	1,224
Mortgage-backed securities	(40)	10,803	(50)	2,018

	$(63)	14,039	(90)	3,242

The unrealized losses on twenty-four securities at December 31, 2016, and twenty-two securities at December 31, 2015, were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3) Loans

The segments and classes of loans are as follows (in thousands):

	At December 31,
	2016	2015
Real estate mortgage loans:
Commercial	$65,805	57,847
Residential and home equity	88,883	69,817
Construction	19,991	17,493

Total real estate mortgage loans	174,679	145,157
Commercial loans	46,340	40,229
Consumer and other loans	4,275	3,877

Total loans	225,294	189,263
Add (Less):
Net deferred loan costs	350	286
Allowance for loan losses	(2,876)	(2,473)

Loans, net	$222,768	187,076

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The Company has divided the loan portfolio into three portfolio segments and five portfolio classes, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten based upon standards set forth in the policies approved by the Company’s Board of Directors. The portfolio segments and classes are identified by the Company as follows:

Real Estate Mortgage Loans. Real estate mortgage loans are typically divided into three classes: commercial, residential and home equity, and construction. The real estate mortgage loans are as follows:

Commercial. Loans of this type are typically our more complex loans. This category of real estate loans is comprised of loans secured by mortgages on commercial property that are typically owner-occupied, but also includes nonowner-occupied investment properties. Commercial loans that are secured by owner-occupied commercial real estate are repaid through operating cash flows of the borrower. The maturity for this type of loan is generally limited to three to five years; however, payments may be structured on a longer amortization basis. Typically, interest rates on our commercial real estate loans are fixed for five years or less after which they adjust based upon a predetermined spread over an index. At times, a rate may be fixed for longer than five years. As part of our credit underwriting standards, the Bank typically requires personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and tax returns. As part of the enterprise risk management process, it is understood that risks associated with commercial real estate loans include fluctuations in real estate values, the overall strength of the borrower, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrowers’ management. In order to mitigate and limit these risks, we analyze the borrowers’ cash flow and evaluate collateral value. Currently, the collateral securing our commercial real estate loans includes a variety of property types, such as office, warehouse, and retail facilities. Other types include multifamily properties, hotels, mixed-use residential, and commercial properties. Generally, commercial real estate loans present a higher risk profile than our consumer real estate loan portfolio.

Residential and Home Equity. The Company offers first and second one-to-four family mortgage loans, multifamily residential loans, and home equity lines of credit. The collateral for these loans is generally on the clients’ owner-occupied residences. Although these types of loans present lower levels of risk than commercial real estate loans, risks do still exist because of possible fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrowers’ financial condition. The nonowner-occupied investment properties are more similar in risk to commercial real estate loans, and therefore, are underwritten by assessing the property’s income potential and appraised value. In both cases, we underwrite the borrower’s financial condition and evaluate his or her global cash flow position. Borrowers may be affected by numerous factors, including job loss, illness, or other personal hardship. As part of our product mix, the Bank offers both portfolio and secondary market mortgages; portfolio loans generally are based on a 1-year, 3-year, 5-year, or 7-year adjustable rate mortgage; while 15-year or 30-year fixed-rate loans are generally sold to the secondary market.

Construction. Typically, these loans have a construction period of one to two years and the interest is paid monthly. Once the construction period terminates, some of these loans convert to a term loan, generally with a maturity of one to ten years. This portion of our loan portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and residential developments. This type of loan is also made to individual clients for construction of single family homes in our market area. An independent appraisal is used to determine the value of the collateral and confirm that the ratio of the loan principal to the value of the collateral will not exceed policies of the Bank. As the construction project progresses, loan proceeds are requested by the borrower to complete phases of construction and funding is only disbursed after the project has been inspected by a third-party inspector or experienced construction lender. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk, and changes in market trends. The ability of the construction loan borrower to finance the loan or sell the property upon completion of the project is another risk factor that also may be affected by changes in market trends since the initial funding of the loan.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Commercial Loans. The Bank offers a wide range of commercial loans, including business term loans, equipment financing, lines of credit, and U.S. Small Business Administration (SBA) loans to small and midsized businesses. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans. Our Relationship Managers primarily underwrite these loans based on the borrower’s ability to service the loan from cash flow. Lines of credit and loans secured by accounts receivable and/or inventory are monitored periodically by our staff. Loans secured by “all business assets,” or a “blanket lien” are typically only made to highly qualified borrowers due to the nonspecific nature of the collateral and do not require a formal valuation of the business collateral. When commercial loans are secured by specifically identified collateral, then the valuation of the collateral is generally supported by an appraisal, purchase order, or third party physical inspection. Personal guarantees of the principals of business borrowers are usually required. Equipment loans generally have a term of five years or less and may have a fixed or variable rate; we use conservative margins when pricing these loans. Working capital loans generally do not exceed one year and typically, they are secured by accounts receivable, inventory, and personal guarantees of the principals of the business. The Bank currently offers SBA 504 and SBA 7A loans. SBA 504 loans provide financing for major fixed assets such as real estate and equipment while SBA 7A loans are generally used to establish a new business or assist in the acquisition, operation, or expansion of an existing business. With both SBA loan programs, there are set eligibility requirements and underwriting standards outlined by SBA that can change as the government alters its fiscal policy. Significant factors affecting a commercial borrower’s creditworthiness include the quality of management and the ability both to evaluate changes in the supply and demand characteristics affecting the business’ markets for products and services and to respond effectively to such changes. These loans may be made unsecured or secured, but most are made on a secured basis. Risks associated with our commercial loan portfolio include local, regional, and national market conditions. Other factors of risk could include changes in the borrower’s management and fluctuations in collateral value. Additionally, there may be refinancing risk if a commercial loan includes a balloon payment which must be refinanced or paid off at loan maturity. In reference to our risk management process, our commercial loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios. Therefore, we require that all loans to businesses must have a clearly stated and reasonable payment plan to allow for timely retirement of debt, unless secured by liquid collateral or as otherwise justified.

Consumer and Other Loans. These loans are made for various consumer purposes, such as the financing of automobiles, boats, and recreational vehicles. The payment structure of these loans is normally on an installment basis. The risk associated with this category of loans stems from the reduced collateral value for a defaulted loan; it may not provide an adequate source of repayment of the principal. The underwriting on these loans is primarily based on the borrower’s financial condition. Therefore, both secured and unsecured consumer loans subject the Company to risk when the borrower’s financial condition declines or deteriorates. Based upon our current trend in consumer loans, management does not anticipate consumer loans will become a substantial component of our loan portfolio at any time in the foreseeable future. Consumer loans are made at fixed and variable interest rates and are based on the appropriate amortization for the asset and purpose.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Real Estate Mortgage Loans
	Commercial	Residential and Home Equity	Construction	Commercial Loans	Consumer and Other Loans	Total
Year Ended December 31, 2016:
Beginning balance	$707	868	246	596	56	2,473
Provision for loan losses	68	206	12	135	3	424
Net (charge-offs) recoveries	0	0	0	(17)	(4)	(21)

Ending balance	$775	1,074	258	714	55	2,876

At December 31, 2016:
Individually evaluated for impairment:
Recorded investment	$0	662	73	76	0	811

Balance in allowance for loan losses	$0	0	0	76	0	76

Collectively evaluated for impairment:
Recorded investment	$65,805	88,221	19,918	46,264	4,275	224,483

Balance in allowance for loan losses	$775	1,074	258	638	55	2,800

Year Ended December 31, 2015:
Beginning balance	641	594	263	562	38	2,098
Provision for loan losses	66	274	(17)	86	24	433
Net (charge-offs) recoveries	0	0	0	(52)	(6)	(58)

Ending balance	$707	868	246	596	56	2,473

At December 31, 2015:
Individually evaluated for impairment:
Recorded investment	$0	0	0	137	7	144

Balance in allowance for loan losses	$0	0	0	62	7	69

Collectively evaluated for impairment:
Recorded investment	$57,847	69,817	17,493	40,092	3,870	189,119

Balance in allowance for loan losses	$707	868	246	534	49	2,404

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The following summarizes the loan credit quality (in thousands):

	Real Estate Mortgage Loans
	Commercial	Residential and Home Equity	Construction	Commercial Loans	Consumer Other and Loans	Total
At December 31, 2016:
Grade:
Pass	$61,734	84,695	19,485	45,623	4,227	215,764
Special mention	4,071	3,152	333	250	46	7,852
Substandard	0	1,036	173	467	2	1,678
Doubtful	0	0	0	0	0	0
Loss	0	0	0	0	0	0

Total	$65,805	88,883	19,991	46,340	4,275	225,294

At December 31, 2015:
Grade:
Pass	52,097	65,367	17,204	39,607	3,836	178,111
Special mention	5,750	3,396	163	461	32	9,802
Substandard	0	1,054	126	161	9	1,350
Doubtful	0	0	0	0	0	0
Loss	0	0	0	0	0	0

Total	$57,847	69,817	17,493	40,229	3,877	189,263

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, construction and nonowner-occupied commercial real estate loans and commercial relationships in excess of $500,000 are reviewed at least annually. The Company determines the appropriate loan grade during the renewal process and reevaluates the loan grade in situations when a loan becomes past due.

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the client contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The Company uses the following definitions for risk ratings:

Pass – A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention – A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not necessarily preclude the potential for recovery, but rather signifies it is no longer practical to defer writing off the asset.

At December 31, 2016, there was one loan over thirty days past due, no loans past due ninety days or more but still accruing and four loans on nonaccrual. Age analysis of past-due loans at December 31, 2016 and 2015 is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2016:
Real estate mortgage:
Commercial	$0	0	0	0	65,805	0	65,805
Residential and home equity	371	0	0	371	87,850	662	88,883
Construction	0	0	0	0	19,918	73	19,991
Commercial	0	0	0	0	46,264	76	46,340
Consumer/other	0	0	0	0	4,275	0	4,275

Total	$371	0	0	371	224,112	811	225,294

At December 31, 2015:
Real estate mortgage:
Commercial	0	0	0	0	57,847	0	57,847
Residential and home equity	0	0	0	0	69,817	0	69,817
Construction	0	0	0	0	17,493	0	17,493
Commercial	0	0	0	0	40,092	137	40,229
Consumer/other	0	0	0	0	3,877	0	3,877

Total	$0	0	0	0	189,126	137	189,263

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The following summarizes the amount of impaired loans (in thousands):

	With No Related
	Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
At December 31, 2016:
Residential & Home Equity	$662	662	0	0	0	662	662	0
Construction	73	73	0	0	0	73	73	0
Commercial	0	0	76	76	76	76	76	76

Total	$735	735	76	76	76	811	811	76

At December 31, 2015:
Commercial loans	0	0	137	137	62	137	137	62
Consumer	0	0	7	7	7	7	7	7

Total	$0	0	144	144	69	144	144	69

The average net investment in impaired loans and interest income recognized and received on impaired loans by loan class is as follows (in thousands):

	Average	Interest	Interest
	Recorded	Income	Income
	Investment	Recognized	Received
Year Ended December 31, 2016:
Residential & Home Equity	$354	0	14
Construction	19	0	0
Commercial	107	7	6

Total	$480	7	20

Year Ended December 31, 2015:
Commercial	270	12	12
Consumer	7	1	1

Total	$277	13	13

There were no collateral dependent impaired loans measured at fair value on a nonrecurring basis at December 31, 2016 or 2015.

The Company did not enter into any new troubled debt restructured loans in the years ended December 31, 2016 or 2015.

The Company grants the majority of its loans to borrowers throughout Leon County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of this area. The Company does not have any significant concentrations to any one industry or client.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2016	2015
Land	$690	690
Building	2,461	2,449
Leasehold improvements	411	377
Furniture, fixtures and equipment	993	930
Computer and software	1,943	1,723
Construction in progress	1,181	275

Total, at cost	7,679	6,444
Less accumulated depreciation and amortization	(2,750)	(2,222)

Premises and equipment, net	$4,929	4,222

Construction in progress relates to the construction of the Company’s branch office in Crawfordville, FL, which was substantially complete at December 31, 2016.

The Company leases an office facility under an operating lease which expires in 2017, but has two 5-year options to extend. This lease requires monthly lease payments and common area maintenance charges and contains escalation clauses during the term of the lease. The Company also has an operating lease that expires in November, 2017, with no options to renew. Rent expense under these operating leases during the years ended December 31, 2016 and 2015 was $147,000 and $137,000, respectively. Future minimum rental commitments, including renewal options, are as follows (in thousands):

Year Ending December 31,	Amount
2017	$155
2018	86
2019	86
2020	86
2021	86
Thereafter	482

$981

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $16.4 million and $18.1 million at December 31, 2016 and 2015, respectively.

A schedule of maturities of time deposits at December 31, 2016 follows (in thousands):

Year Ending December 31,	Amount
2017	$15,216
2018	4,540
2019	588
2020	379

$20,723

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(6) Other Borrowings

In 2015, the Company was a participant in a repurchase agreement with a client that required the Company to pledge securities as collateral for borrowings under this agreement. This agreement was terminated in June, 2015. A summary of other borrowings in 2015 follows ($ in thousands):

2015
Balance outstanding at year-end	0
Average balance outstanding during the year	$1,223
Average interest rate paid	1.0%
Maximum amount outstanding at any month-end during the year	$2,661
Pledged securities at year-end	0

The Company has pledged collateral to the Federal Home Loan Bank of Atlanta (“FHLB”) for future advances which will be collateralized by a blanket lien on qualifying residential real estate, commercial real estate, home equity lines of credit and multi-family loans. The Company may borrow up to $35.2 million as of December 31, 2016 from the FHLB. There were no advances outstanding at December 31, 2016 or 2015. The Company also has available credit of $16.3 million in lines of credit with correspondent banks. All draws under these lines are subject to approval by the correspondent bank.

(7) Income Taxes

The components of the income taxes are as follows (in thousands):

	Year Ended December 31,
	2016	2015
Current:
Federal	$1,031	828
State	180	23

Total current	1,211	851

Deferred:
Federal	1	(25)
State	5	18

Total deferred	6	(7)

Total income taxes	$1,217	844

(continued)

105

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Income Taxes, Continued

The reasons for the difference between the statutory Federal income tax rate of 34% and the effective tax rates are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2016		2015
		% of		% of
		Pretax		Pretax
	Amount	Earnings	Amount	Earnings
Income taxes at statutory rate	$1,169	34.0%	$866	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	122	3.5	27	1.1
Tax-exempt income	(82)	(2.4)	(43)	(1.7)
Other nondeductible expenses	8	0.3	(6)	(0.3)

	$1,217	35.4%	$844	33.1%

Tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2016	2015
Deferred tax assets:
Allowance for loan losses	$1,008	848
Organizational and start-up costs	87	101
Stock-based compensation	18	18
Unrealized losses on securities available for sale	137	0
Other	16	9

Deferred tax assets	1,266	976

Deferred tax liabilities:
Accrual to cash conversion	(69)	(89)
Deferred loan costs	(392)	(293)
Premises and equipment	(272)	(192)
Unrealized gains on securities available for sale	0	(34)

Deferred tax liabilities	(733)	(608)

Net deferred tax asset	$533	368

The Company files consolidated income tax returns in the U.S. federal jurisdiction and the State of Florida. The Company is no longer subject to U.S. federal, or state and local income tax examinations by taxing authorities for years before 2013.

(continued)

106

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its clients. These financial instruments are commitments to extend credit, construction loans in process, unused lines of credit, standby letters of credit, and guaranteed accounts and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for available lines of credit, construction loans in process and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit, construction loans in process and unused lines of credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Standby letters of credit are written conditional commitments issued by the Company to guarantee the performance of a client to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. In the event the client does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the client. Some of the Bank’s standby letters of credit are secured by collateral and those secured letters of credit totaled $395,000 at December 31, 2016.

Guaranteed accounts are irrevocable standby letters of credit issued by us to guarantee a client’s credit line with our third-party credit card company, First Arkansas Bank & Trust. As a part of this agreement, we are responsible for the established credit limit on certain accounts plus 10%. The maximum potential amount of future payments we could be required to make is represented by the dollar amount disclosed in the table below.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded.

In 2016, the Company entered into an agreement with another bank. This agreement references an interest rate swap that was transacted between the other bank and its loan client (the “Counterparty”). Should the Counterparty default on its obligations under the interest rate swap agreement with the other bank, then the Company would be liable for 13.208% of all swap liabilities. The maximum potential credit exposure under this contract at December 31, 2016 is $86,000.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Off-Balance-Sheet Financial Instruments, Continued

A summary of the contractual amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2016 is as follows (in thousands):

Commitments to extend credit	$0

Construction loans in process	$7,426

Unused lines of credit	$31,276

Standby financial letters of credit	$1,702

Standby performance letters of credit	$183

Guaranteed Accounts	$694

(9) Stock Compensation Plans

The 2015 Stock Incentive Compensation Plan (the “2015 Plan”) was approved by Shareholders at the Company’s annual meeting of shareholders on May 20, 2015, and permits the Company to grants its key employees and directors stock options, stock appreciation rights, performance shares, and phantom stock. Under the 2015 Plan, the amount of shares which may be issued is 500,000, but in no instance more than 15% of the issued and outstanding shares of the Company’s common stock. As of December 31, 2016, no stock options, stock appreciation rights, performance shares, or phantom stock shares had been issued under the 2015 Plan. As of May 20, 2015, no further grants will be made under the 2007 Stock Option Plan (the “2007 Plan”). Unexercised stock options that were granted under the 2007 Plan will remain outstanding and will expire under the terms of the individual stock grant.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Stock Compensation Plans, Continued

A summary of the activity in the Company’s 2007 Stock Option Plan is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2014	108,400	10.01
Options granted	15,000	12.50
Options exercised	(30,540)	10.00
Options forfeited	(17,360)	$11.44

Outstanding at December 31, 2015	75,500	$10.19
Options exercised	(25,450)	10.29
Options forfeited	(7,850)	10.00

Outstanding at December 31, 2016	42,200	$10.16	2.4 years

Exercisable at December 31, 2016	41,000	10.15	2.3 years	$174,000

At December 31, 2016, there was $1,000 of total unrecognized compensation expense related to nonvested share based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted-average period of twelve months. The total fair value of shares vesting and recognized as compensation expense was $1,000 and $15,000 in the years ended December 31, 2016 and 2015, respectively. The associated income tax benefit recognized was $0 and $5,000 for the years ended December 31, 2016 and 2015, respectively.

The fair value of each option granted during the year ended December 31, 2015 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31, 2015
Weighted average risk-free interest rate	0.89%
Expected dividend yield	—
Expected stock volatility	8.13%
Expected life in years	3.0
Per share fair value of options issued during the year	$0.87

The Company used the guidance in Staff Accounting Bulletin No. 107 to determine the estimated life of options issued. Expected volatility is based on volatility of similar companies’ common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is based on the Company’s history and expectation of dividend payouts.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Stock Compensation Plans, Continued

In 2012, the Company’s Board of Directors and shareholders adopted the Directors’ Plan. The Directors’ Plan permits the Company’s and the Bank’s directors to elect to receive any compensation to be paid to them in shares of the Company’s common stock. Pursuant to the Directors’ Plan, each director is permitted to make an election to receive shares of stock instead of cash. To encourage directors to elect to receive stock, the Directors’ Plan provides that if a director elects to receive stock, he or she will receive in common stock 110% of the amount of cash fees set by the Board or the Compensation and Nominating Committee. The value of stock to be awarded pursuant to the Directors’ Plan will be the closing price of a share of common stock as traded on the Over-the Counter Bulletin Board, or a price set by the Board or its Compensation and Nominating Committee, acting in good faith, but in no case less than fair market value. The maximum number of shares to be issued pursuant to the Directors’ Plan is limited to 74,805 shares. In 2016 and 2015, our directors received 3,928 and 3,172 shares of common stock, respectively, in lieu of cash, under the Directors’ Plan. At December 31, 2016, 62,014 shares remained available for grant.

(10) Profit Sharing Plan

The Company sponsors a 401(k)-profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company’s contributions to the profit sharing plan are discretionary and determined annually. Contributions to the plan for the years ended December 31, 2016 and 2015 were $128,000 and $100,000, respectively.

(11) Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following table summarizes these transactions (in thousands):

	Year Ended December 31,
	2016	2015
Loans:
Beginning balance	$6,082	6,107
Originated during the year	1,216	283
Principal repayments	(1,356)	(308)

Ending balance	$5,942	6,082

Deposits at year end	$13,947	17,956

From the Bank’s formation until February, 2016, the Company leased an office facility from a related party. In February, 2016, the building was purchased by a non-related party. Rent expense under this operating lease from the related party during the years ended December 31, 2016 and 2015 was $10,000 and $137,000 respectively. In addition, the Bank purchases various insurance policies through a company that employs the spouse of one of our directors and former CFO. The premiums paid totaled $531,000 in 2015 and $406,000 in 2016.

In 2015, the Bank purchased three acres of land in Wakulla County, Florida from a related party for $290,000 for the purpose of building a branch office.

The Bank also contracted with a related party to perform loan reviews of the Bank’s loan portfolio in 2014 and a payment of $20,000 was made in 2015 for these services.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12) Fair Value of Financial Instruments

The approximate carrying amounts and estimated fair values of the Company’s financial instruments are as follows

(in thousands):

		At December 31,
		2016		2015
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	1	$36,165	36,165	8,429	8,429
Securities available for sale	2	33,103	33,103	38,063	38,063
Loans held for sale	3	3,291	3,500	2,722	2,791
Loans, net	3	222,768	221,320	187,076	188,784
Federal Home Loan Bank stock	3	220	220	189	189
Accrued interest receivable	3	798	798	692	692
Bank-owned life insurance	3	1,711	1,711	1,662	1,662
Financial liabilities-
Deposits	3	275,347	275,433	217,573	217,652
Off-balance-sheet financial instruments	3	0	0	0	0

(13) Dividend Restrictions

The Holding Company is limited in the amount of cash dividends it may declare and pay by the amount of dividends it can receive from the Bank. The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividends which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(14) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Effective January 1, 2015, the Bank, became subject to the new Basel III capital level threshold requirements under the Prompt Corrective Action regulations with full compliance with all of the final rule’s requirements phased in over a multi-year schedule. These new regulations were designed to ensure that banks maintain strong capital positions even in the event of severe economic downturns or unforeseen losses.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14) Regulatory Matters, Continued

Changes that could affect the Bank going forward include additional constraints on the inclusion of deferred tax assets in capital and increased risk weightings for nonperforming loans and acquisition/development loans in regulatory capital. Under the new regulations in the first quarter of 2015, the Bank elected an irreversible one-time opt-out to exclude accumulated other comprehensive income (loss) from regulatory capital. Beginning January 1, 2016, the Bank became subject to the capital conservation buffer rules which place limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers. In order to avoid these limitations, a bank must hold a capital conservation buffer above its minimum risk-based capital requirements. As of December 31, 2016, the Bank’s capital conservation buffer exceeds the minimum requirement of 0.625% for 2016. The required buffer is to be phased in over three years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentage (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2016, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2016, the Bank is well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands):

			For Capital		For Well
	Actual		Adequacy Purposes		Capitalized Purposes
	Amount	Percentage	Amount	Percentage	Amount	Percentage
As of December 31, 2016
Tier 1 Leverage Capital	$25,994	8.73%	$11,906	4.00%	$14,883	5.00%
Common Equity Tier 1 Risk-Based Capital	25,994	11.70	9,995	4.50	14,437	6.50
Tier 1 Risk-Based Capital	25,994	11.70	13,326	6.00	17,769	8.00
Total Risk-Based Capital	28,772	12.95	17,769	8.00	22,211	10.00
As of December 31, 2015
Tier 1 Leverage Capital	$23,511	9.48%	$9,918	4.00%	$12,398	5.00%
Common Equity Tier 1 Risk-Based Capital	23,511	12.79	8,269	4.50	11,945	6.50
Tier1Risk-Based Capital	23,511	12.79	11,026	6.00	14,701	8.00
Total Risk-Based Capital	25,810	14.05	14,701	8.00	18,377	10.00

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial statements. As of December 31, 2016, there is no pending or threatened litigation of which management is aware.

(16) Earnings Per Share

Earnings per share has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which was computed using the treasury stock method. (dollars in thousands, except per share amounts):

	2016			2015
	Earnings	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
Year Ended December 31:
Basic EPS:
Net earnings	$2,220	1,982,334	$1.12	$1,704	1,945,980	$0.88
Effect of dilutive securities-
Incremental shares from assumed conversion of options		8,827			9,593

Diluted EPS:
Net earnings	$2,220	1,991,161	$1.11	$1,704	1,955,573	$0.87

(17) Reclassification

Certain noninterest expenses were reclassified from occupancy and equipment to software maintenance, amortization and other for the year ended December 31, 2015 to conform to 2016 presentation. The reclassification of expenses had no effect on net earnings.

(18) Parent Company Only Financial Information

The Holding Company’s unconsolidated financial information follows:

Condensed Balance Sheets

(In thousands)

	At December 31
	2016	2015
Assets
Cash	$1,301	1,139
Investment in subsidiary	25,761	23,567
Other assets	20	227

Total assets	$27,082	24,933

Stockholders’ Equity
Stockholders’ equity	27,082	24,933

Total stockholders’ equity	$27,082	24,933

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18) Parent Company Only Financial Information, Continued

Condensed Statements of Earnings

(In thousands)

	Year Ended
	December 31,
	2016	2015
Revenues	$0	0
Expenses	(421)	(322)
Income tax benefit	159	119

Loss before earnings of subsidiary	(262)	(203)
Net earnings of subsidiary	2,482	1,907

Net earnings	$2,220	1,704

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18) Parent Company Only Financial Information, Continued

Condensed Statements of Cash Flows

(In thousands)

	Year Ended
	December 31,
	2016	2015
Cash flows from operating activities:
Net earnings	$2,220	1,704
Adjustments to reconcile net earnings to net cash used in operating activities:
Equity in earnings of subsidiary	(2,482)	(1,907)
Stock issued as compensation	55	39
Decrease (increase) in other assets	207	(135)

Net cash used in operating activities	0	(299)

Cash flow from financing activity-
Proceeds from stock options exercised	261	306

Cash flow from investment activities:
Cash Dividend paid	(99)	0
Capital infusion in subsidiary	0	(2,000)

Net cash used in investing activities	(99)	(2,000)

Net increase (decrease) in cash	162	(1,993)
Cash at beginning of the year	1,139	3,132

Cash at end of year	$1,301	1,139

Supplemental disclosure of cash flow information-
Noncash items:
Net change in accumulated other comprehensive (loss) income of subsidiary, net change in unrealized gain on securities available for sale, net of tax	$(289)	2

Stock-based compensation expense of subsidiary	$1	15

Until [            ], 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

FIG PARTNERS, LLC

HOVDE GROUP, LLC

[            ], 2017

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered. All of such expenses will be paid by us. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and FINRA filing fee.

Securities Exchange Commission registration fee	$1,739
FINRA filing fee	$2,750
FINRA-related expenses	$10,000
Accounting fees and expenses	$15,000
Legal fees and expenses	$90,000
Blue sky fees and expenses	$25,000
Printing and shipping	$20,000
Transfer agent and registrar expenses	$5,000
Travel	$15,000
Miscellaneous	$5,511

Total	$190,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s Articles of Incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the articles of incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, both the Company’s and the Bank’s Bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors and officers, or to persons controlling us, pursuant to our Bylaws or Florida law, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

In 2016, the Company sold 25,450 shares of common stock upon the exercise of outstanding stock options. The aggregate proceeds from these sales were $262,000. The shares were issued pursuant to an exemption from registration contained in SEC Rule 701.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with the Securities and Exchange Commission or are incorporated by reference into this Form S-1.

Exhibit Number	Description of Exhibit	Incorporated by Reference From or Filed Herewith

1.1	Placement Agency Agreement	Filed herewith

3.1	Articles of Incorporation	Exhibit 3.1 to Registration Statement on Form S-1 filed on October 18, 2013

3.2	Bylaws	Exhibit 3.2 to Registration Statement on Form S-1 filed on October 18, 2013

3.3	First Amendment to Bylaws dated December 17, 2015	Exhibit 3.3 to Form 10-Q filed on August 11, 2016

4.1	Specimen Common Stock Certificate	Exhibit 4.1 to Registration Statement on Form S-1 filed on October 18, 2013

4.2	2010 Articles of Share Exchange	Exhibit 4.2 to Registration Statement on Form S-1 filed on October 18, 2013

5.1	Opinion of Igler and Pearlman, P.A.	Filed herewith

10.1	2007 Stock Option Plan (“2007 Plan”)	Exhibit 10.1 to Registration Statement on Form S-1 filed on October 18, 2013

10.2	Form of Non-Qualified Stock Option Agreement Under 2007 Plan	Exhibit 10.2 to Registration Statement on Form S-1 filed on October 18, 2013

10.3	Form of Incentive Stock Option Agreement Under 2007 Plan	Exhibit 10.3 to Registration Statement on Form S-1 filed on October 18, 2013

10.4	2012 Directors’ Compensation Plan	Exhibit 10.4 to Registration Statement on Form S-1 filed on October 18, 2013

10.5	Lease for Branch Location on Timberlane Road	Exhibit 10.5 to Registration Statement on Form S-1 filed on October 18, 2013

Exhibit Number	Description of Exhibit	Incorporated by Reference From or Filed Herewith

10.6	Employment Agreement by and between Prime Meridian Holding Company, Inc., and Prime Meridian Bank, and Sammie D. Dixon, Jr., dated as of July 25, 2016	Exhibit 10.1 to form 8-K filed on July 27, 2016

10.7	2015 Stock Incentive Compensation Plan	Exhibit 10.7 to Form 8-K filed on May 26, 2015

10.8	First Amendment to 2015 Stock Incentive Compensation Plan	Exhibit 10.8 to Form 10-Q filed on November 10, 2016

14.1	Code of Ethics	Exhibit 14.1 to Form 10-K filed on March 28, 2014

21.1	Subsidiaries of the Registrant	Exhibit 21.1 to Registration Statement on Form S-1 filed on October 18, 2013

23.1	Consent of Igler and Pearlman, P.A. (contained within Exhibit 5.1)	Filed herewith.

23.2	Consent of Hacker, Johnson & Smith, P.A.	Filed herewith

24.1	Power of Attorney (contained on Signature Page)	Exhibit 24.1 to Form S-1 filed on March 28, 2017

99.1	Charter of the Audit Committee	Exhibit 99.1 to Form 10-K filed on March 28, 2014

99.2	Charter of the Compensation and Nominating Committee	Exhibit 99.2 to Form 10-K filed on March 21, 2017

99.3	Subscription Agreement	Exhibit 99.3 to Form S-1 filed on March 28, 2017

99.4	Escrow Agreement	Exhibit 99.4 to Form S-1/A filed on April 27, 2017

101.INS	XBRL Instance Document	Exhibit 101.INS to Form S-1/A filed April 27, 2017

101.SCH	XBRL Taxonomy Extension Schema Document	Exhibit 101.SCH to Form S-1/A filed April 27, 2017

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Exhibit 101.CAL to Form S-1/A filed April 27, 2017

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document	Exhibit 101.DEF to Form S-1/A filed April 27, 2017

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Exhibit 101.LAB to Form S-1/A filed April 27, 2017

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Exhibit 101.PRE to Form S-1/A filed April 27, 2017

ITEM 17.	UNDERTAKINGS

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or de-crease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B (Section 230.430B of this chapter):

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tallahassee, State of Florida on May 8, 2017.

PRIME MERIDIAN HOLDING COMPANY

By:	/s/ Sammie D. Dixon, Jr.
Sammie D. Dixon, Jr.
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities indicated on May 8, 2017.

Name and Signature	Title	Date

William D. Crona	Director

/s/ Sammie D. Dixon, Jr.	CEO, President, Principal Executive Officer, &	May 8, 2017
Sammie D. Dixon, Jr.	Director

Steven L. Evans	Director

/s/ R. Randy Guemple	CFO, EVP, Principal Financial Officer &	May 8, 2017
R. Randy Guemple	Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
Chris L. Jensen, Jr.	EVP & Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
Kathleen C. Jones	Director

Robert H. Kirby	Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
Frank L. Langston	Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
Todd A. Patterson, D.O.	Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
L. Collins Proctor	Director

Garrison A. Rolle, M.D.	Director

Steven D. Smith	Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
Marjorie R. Turnbull	Director

/s/ Sammie D. Dixon, Jr.*		May 8, 2017
Richard A. Weidner	Chairman

*	Pursuit of Power of Attorney dated March 27, 2017.